Western Uranium & Vanadium Corp.

330 Bay Street, Suite 1400

Toronto, Ontario M5H 2S8

Phone: (970) 864-2125



Western Uranium & Vanadium Corp. hereby furnishes a copy of its Form 10-K annual report for the year ended December 31, 2022 in satisfaction of the requirement to provide its shareholders with an "annual report to security holders" pursuant to proxy rule 14a-3(b) of the U.S. Securities and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to _____

Commission File Number **000-55626**

WESTERN URANIUM & VANADIUM CORP.
(Exact Name of Registrant as Specified in Its Charter)

Ontario, Canada	**98-1271843**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

330 Bay Street, Suite 1400 Toronto, Ontario, Canada	**M5H 2S8**
(Address of Principal Executive Offices)	(Zip Code)

(970) 864-2125
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of exchange on which registered**
N/A		

Securities registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of the common shares held by non-affiliates of the registrant was $38,577,380.

As of April 17, 2023, 43,602,565 of the registrant's no par value common shares were outstanding.

WESTERN URANIUM & VANADIUM CORP.
FORM 10-K
TABLE OF CONTENTS

USE OF NAMES

As used in this Form 10-K annual report, unless the context otherwise requires, the terms "we," "us," "our," "Western" and "WUC", or the "Company" refer to Western Uranium & Vanadium Corp., an Ontario Canadian corporation, and its subsidiaries.

CURRENCY

The accounts of the Company are reported in U.S. dollars. Unless otherwise specified, all dollar amounts referenced in this Form 10-K annual report and the consolidated financial statements are stated in U.S. dollars.

FORWARD-LOOKING STATEMENTS AND INTRODUCTION

The statements contained in this document that are not purely historical are "forward-looking statements." Although we believe that the expectations reflected in such forward-looking statements, including those regarding future operations, are reasonable, we can give no assurance that such expectations will prove to be correct. Forward-looking statements are not guarantees of future performance and they involve various risks and uncertainties. Forward-looking statements contained in this document include statements regarding our proposed services, market opportunities and acceptance, expectations for revenues, cash flows and financial performance, and intentions for the future. Such forward-looking statements are included under Item 1. "Business" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations". All forward-looking statements included in this document are made as of the date hereof, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement. It is important to note that such statements may not prove to be accurate and that our actual results and future events could differ materially from those anticipated in such statements. Among the factors that could cause actual results to differ materially from our expectations are those described under Item 1. "Business," Item 1A. "Risk Factors" and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations". All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section and other factors included elsewhere in this document.

CAUTIONARY NOTE TO INVESTORS CONCERNING DISCLOSURE OF MINERAL RESOURCES & RESERVES

We are deemed to be a U.S. domestic issuer for United States Securities and Exchange Commission ("SEC") purposes, most of our shareholders are U.S. residents, and we are required to report our financial results under U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). However, because we are incorporated in Ontario, Canada and are also listed on the Canadian Securities Exchange, this Annual Report may also contain or incorporate by reference certain disclosure that satisfies the additional requirements of Canadian securities laws that differ from the requirements of U.S. securities laws.

On October 31, 2018, the SEC adopted the Modernization of Property Disclosures for Mining Registrants (the "New Rule"), introducing significant changes to the existing mining disclosure framework to better align it with international industry and regulatory practice, including Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), a rule developed by the Canadian Securities Administrators (the "CSA") that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The New Rule was codified as 17 CFR Subpart 220.1300 and 229.601(b)(96) (collectively, "S-K 1300") and replaced SEC Industry Guide 7. Pursuant to the New Rule, issuers are required to comply with S-K 1300 as of their annual reports for the first fiscal year beginning on or after January 1, 2021.

Unless otherwise indicated, the following terms, when used in this Form 10-K annual report, have the meanings given them in S-K 1300. The applicable S-K 1300 definitions are copied below.

S-K 1300 Terms and Definitions:

- **Exploration stage issuer** is an issuer that has no material property with mineral reserves disclosed.

- **Exploration stage property** is a property that has no mineral reserves disclosed.

- **Feasibility study** is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined in S-K 1300, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

  (1) A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study, as defined in S-K 1300. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing.

  (2) The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.

- **Indicated mineral resource** is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

- **Inferred mineral resource** is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

- **Measured mineral resource** is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve, each as defined in S-K 1300.

- **Mineral reserve** is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

- **Mineral resource** is a concentration or occurrence of material of economic interest in or on the earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

- **Qualified person** is an individual who is:

  (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and

  (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must:

    (i) be either:

      (A) an organization recognized within the mining industry as a reputable professional association; or

      (B) a board authorized by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;

    (ii) admit eligible members primarily on the basis of their academic qualifications and experience;

    (iii) establish and require compliance with professional standards of competence and ethics;

    (iv) require or encourage continuing professional development;

    (v) have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and

    (vi) provide a public list of members in good standing.

GLOSSARY

The following defined technical terms are used in this Annual Report:

- **Area of influence method:** Method used to calculate mineral resources that requires construct a polygon around each hole to determine an area of influence for that hole; and then the total volume directly beneath the polygon is assigned the same values as the drill hole from which we constructed the polygon.

- **Assay:** The testing of a metal or ore to determine its ingredients and quality.

- **Copper:** A red-brown metal, the chemical element of atomic number 29.

- **Crosscut:** A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.

- **Drift:** A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.

- **Environmental Impact Assessment:** A multi-step procedure done to evaluate the environmental impacts of mining projects as well as actions that can be taken to mitigate identified impacts. The assessment is prepared under the National Environmental Policy Act for a mineral project.

- **eU3O8:** This term refers to equivalent U3O8 grade derived by gamma logging of drill holes.

- **Extraction:** The process of physically extracting mineralized material from the ground. Exploration continues during the extraction process and, in many cases, mineralized material is expanded during the life of the extraction activities as the exploration potential of the deposit is realized.

- **Environmental Protection Plan (EPP):** a plan submitted by a designated mining operation for approval as part of the operator's or applicant's permit for such operation pursuant to rules promulgated by the board for protection of human health or property or the environment in conformance with the duties of operators.

- **Face:** The surface/end of a drift, crosscut or stope in which work is taking place/advancing.

- **Formation:** A distinct layer of sedimentary or volcanic rock of similar composition.

- **Grade:** Quantity or percentage of metal per unit weight of host rock.

- **Host rock:** The rock containing a mineral or an ore body.

- ***In-situ* recovery or ISR:** The recovery, by chemical means, of the uranium component of a deposit without the physical extraction of uranium-bearing material from the ground. ISR utilizes injection of appropriate oxidizing chemicals into a uranium-bearing sandstone deposit by injection wells, with the uranium-bearing solution being removed by extraction wells; also referred to as "solution mining."

- **Mineral:** A naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form.

- **Mineralization:** A natural occurrence, in rocks or soil, of one or more metal yielding minerals.

- **Mineralized material:** Material that contains mineralization (e.g., uranium, vanadium and/or copper) and that is not included in an SEC Reserve as it does not meet all of the criteria for adequate demonstration of economic or legal extraction.

- **NOI:** A Notice of Intent, filed by the Company to a regulatory agency as a part of a licensing or permitting action related to a mineral project.

- **Open Pit:** Surface mineral extraction in which the mineralized material is extracted from a pit or quarry.

- **Ore:** Mineral-bearing rock that can be mined, processed and concentrated profitably under current or immediately foreseeable economic conditions. A company may only refer to reserves (as that term is defined in S-K 1300) as "ore."

- **Ore body:** A mostly solid and fairly continuous mass of in-ground mineralization estimated to be economically mineable.

- **Plan of Operations:** Plan for a mineral project prepared in accordance with applicable United States Bureau of Land Management or United States Forest Service regulations.

- **Reclamation:** The process by which lands disturbed as a result of mineral extraction activities are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery, and other physical remnants of mining activities, closure of tailings storage facilities, leach pads, and other features, and contouring, covering and re-vegetation of waste rock, and other disturbed areas.

- **Stope:** An excavation in a mine from which ore is, or has been excavated.

- **Uranium:** a heavy, naturally radioactive, metallic element of atomic number 92. Uranium in its pure form is a heavy metal. Its two principal isotopes are U-238 and U-235, of which U-235 is the necessary component for the nuclear fuel cycle. However, "uranium" used in this Annual Report refers to triuraniumoctoxide, also called "U3O8" and the primary component of "yellowcake," and is produced from uranium deposits. It is the most actively traded uranium-related commodity.

- **Uranium concentrate:** a yellowish to yellow-brownish powder obtained from the chemical processing of uranium-bearing material. Uranium concentrate typically contains 70% to 90% U3O8 by weight. Uranium concentrate is also referred to as "yellowcake."

- **Vanadium:** A naturally occurring element within approximately 65 minerals and fossil fuel deposits. It is essentially the by-product of ores that are mined for other minerals.

- **V2O5:** Vanadium pentoxide, or the form of vanadium typically produced at the White Mesa Mill, also called "black flake."

GLOSSARY OF REGULATORY AGENCIES AND EXCHANGES

- **APCD:** Colorado Air Pollution Control Division

- **BLM:** The U.S. Bureau of Land Management, an agency of the United States Department of the Interior.

- **DRMS:** Colorado Division of Reclamation, Mining and Safety

- **DoC:** The U.S. Department of Commerce, an executive department of the federal government.

- **DoE:** The U.S. Department of Energy, a cabinet-level department of the United States Government.

- **DEQ:** Department of Environmental Quality.

- **DWQ:** The Utah Division of Water Quality.

- **EPA:** The U.S. Environmental Protection Agency, an independent agency of the United States government.

- **MLRB:** Mined Land Reclamation Board of the state of Colorado.

- **MSHA:** The Mine Safety and Health Administration, an agency of the U.S. Department of Labor.

- **NRC:** The Nuclear Regulatory Commission, an independent agency of the United States government.

- **SEC:** The U.S. Securities and Exchange Commission, an independent agency of the United States federal government.

- **WQCD:** Colorado Water Quality Control Division

ITEM 1. BUSINESS

CORPORATE HISTORY

Western Uranium & Vanadium Corp. (formerly known as Western Uranium Corporation) was incorporated in December 2006 under the Ontario Business Corporations Act and was formerly a non-listed reporting issuer subject to the rules and regulations of the Ontario Securities Commission. On November 20, 2014, the Company completed a listing process on the Canadian Securities Exchange ("CSE"). As part of that process, the Company acquired 100% of the issued and outstanding shares of Pinon Ridge Mining LLC ("PRM"), a Delaware limited liability company. The transaction constituted a reverse takeover of Western by PRM. After obtaining appropriate shareholder approvals, the Company subsequently reconstituted its board of directors and senior management team.

On August 18, 2014, the Company closed on the purchase of certain mining properties in Colorado and Utah from Energy Fuels Holding Corp. Assets purchased included both owned and leased lands in Utah and Colorado and all represent properties that have been previously mined for uranium to varying degrees in the past. The acquisition included the purchase of the Sunday Mine Complex. The Sunday Mine Complex is located in western San Miguel County, Colorado. The complex consists of the following five individual mines: the Sunday mine, the Carnation mine, the Saint Jude mine and the West Sunday mine. The operation of each of these mines requires a separate permit and all such permits have been obtained by Western and are currently valid. In addition, each of the mines has good access to a paved highway, electric power to existing mine workings, office/storage/shop and change buildings, and extensive underground haulage development with multiple vent shafts complete with exhaust fans. After the completion of the 2019/2020 project, the Sunday Mine Complex was advanced such that it is operationally ready and mining operations have been restarted.

On September 16, 2015, Western completed its acquisition of Black Range, an Australian company that was listed on the Australian Securities Exchange until the acquisition was completed. The acquisition terms were pursuant to a definitive Merger Implementation Agreement entered into between Western and Black Range. Pursuant to the agreement, Western acquired all of the issued shares of Black Range by way of Scheme of Arrangement ("the Scheme") under the Australian Corporation Act 2001 (Cth) (the "Black Range Transaction"), with Black Range shareholders being issued common shares of Western on a 1 for 750 basis. On August 25, 2015, the Scheme was approved by the shareholders of Black Range and on September 4, 2015, Black Range received approval by the Federal Court of Australia. In addition, Western issued to certain employees, directors and consultants options to purchase Western common shares. Such stock options were intended to replace Black Range stock options outstanding prior to the Black Range Transaction on the same 1 for 750 basis.

In connection with the Black Range Transaction, Western acquired the net assets of Black Range. These net assets consist principally of interests in a large uranium resource located in Colorado (the "Hansen-Taylor Complex") and a 100% interest in a 25 year license for Kinetic Separation ("Kinetic Separation", formerly known as "Ablation") and related patents from Ablation Technologies, LLC. The Hansen-Taylor Complex is principally a sandstone-hosted deposit that was discovered in 1977.

Furthermore, related to Kinetic Separation in connection with the acquisition of Black Range Minerals Ltd. ("Black Range"), the Company assumed a call option agreement between Black Range and Mr. George Glasier. Prior to the Black Range Transaction, George Glasier, the Company's CEO, who is also a director of the Company ("Seller"), transferred his interest in a former joint venture with Ablation Technologies, LLC to Black Range. In connection with the transfer, Black Range issued 25 million shares of Black Range common stock to Seller and committed to pay $500,000 AUD ($340,552 USD as of December 31, 2022) to Seller within 60 days of the first commercial application of the Kinetic Separation. Western assumed this contingent payment obligation in connection with the Black Range Transaction.

The Kinetic Separation process is dramatically different from conventional mining techniques. Subject to regulatory approvals for its use, Kinetic Separation is beneficial in the following ways:

- Mining, crushing, and separation of waste from minerals (uranium and vanadium) can occur underground (inside the mine), at the mine above ground, at a location between the mine and the mill, or at the mill.

- Value-added of the process is that 85%-90% of the waste is separated at earlier steps in the process, thus saving costs in later steps.

- Benefits include reduced radiometric exposure, reduced duration of material handling, and lower costs for transportation.

- Processing reduced ore quantities is beneficial at the mill stage due to the reduction in acid and power consumption and post-milling tailings.

Kinetic Separation can be used on legacy uranium stockpiles in the western United States, removing 85-90% of the uranium. This is an application through which Kinetic Separation could positively contribute to the "greening of the environment". According to a study there are approximately 4,225 legacy uranium mines from the 1940-1970 period throughout the Western United States, most of which have waste stockpiles. At the present time, kinetically separating these legacy stockpiles is not currently planned by the Company.

In the estimation of management, Kinetic Separation mining allows the cost of production of uranium to be reduced by 44-53%.

Our common shares are listed on the Canadian Securities Exchange, also known as the "CSE," under the symbol "WUC", and are also quoted in the United States on the OTCQX Best Market under the symbol "WSTRF." We are headquartered in Ontario, Canada with mining operations in the two U.S. states of Utah and Colorado. The mailing address of our headquarters is 330 Bay Street, Suite 1400, Toronto, Ontario, M5H2S8, Canada, and the telephone number is (970) 864-2125. Our corporate website is located at http://www.western-uranium.com/.

We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act defines an "emerging growth company" as one that had total annual gross revenues of less than $1,235,000,000 during the last fiscal year. Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act) are required to comply with the new or revised financial accounting standard. The JOBS Act also provides that a company can elect to opt out of the extended transition period provided by Section 102(b)(1) of the JOBS Act and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

Our wholly-owned subsidiaries are Western Uranium Corp., Pinon Ridge Mining LLC, Black Range Minerals Limited, Black Range Copper Inc., Ranger Resources Inc., Black Range Minerals Inc., Black Range Minerals Colorado LLC, Black Range Minerals Wyoming LLC, Haggerty Resources LLC, Ranger Alaska LLC, Black Range Minerals Utah LLC, Black Range Minerals Ablation Holdings Inc. and Black Range Development Utah LLC.

OUR COMPANY

Western is in the business of exploring, developing, mining and production of its uranium and vanadium resource properties.

Western is an exploration stage issuer for purposes of S-K 1300. Under S-K 1300, a mining company like ours can be classified as either an exploration stage issuer, a development stage issuer or a production stage issuer. Exploration stage issuers are companies that are engaged in the search for mineral deposits, which are not in either the development stage or the production stage. In order to be classified as a development stage issuer or a production stage issuer, the Company must have already established mineral reserves. The Company has not established mineral reserves for purposes of S-K 1300.

Our mineral properties are located in western Colorado and eastern Utah and adjacent areas of the western United States. We have committed to permitting and building our own mill to process uranium and vanadium and incorporating Kinetic Separation into our licensing. Our primary focus is scaling up the fully permitted Sunday Mine Complex into higher levels of mining production, the commercialization of Kinetic Separation and permitting the San Rafael Project.

The Sunday Mine Complex is located in western San Miguel County, Colorado. The complex consists of the following five individual mines: the Sunday mine, the Carnation mine, the Saint Jude mine, the West Sunday mine and the Topaz mine. The operation of each of these mines requires a separate permit and all such permits have been obtained by Western and are currently valid. In addition, each of the mines has good access to a paved highway, electric power to existing mine workings, office/storage/shop and change buildings, and extensive underground haulage development with multiple vent shafts complete with exhaust fans.

We have acquired a license for Kinetic Separation, which provides a low cost, purely physical, method of separating uranium and vanadium mineralization from waste. No chemicals are added in the process, yet very high mineral recoveries can be achieved with considerable mass reduction; facilitating the separation of a high-value, high-grade ore product from a coarse-grained barren "clean sand" product.

Application of Kinetic Separation is expected to have a very positive effect on the development of not only our Sunday Mine Complex, but also most of our and other deposits, because it significantly reduces both capital and operating costs. Extensive test work has shown that from amenable sandstone-hosted ore types, typically more than 90% of the mineralization can be separated into 10-20% of the initial sample mass.

OUR STRATEGY

Our vision is to become a leading uranium and vanadium developer and producer. Our strategy is to build value for shareholders by advancing our projects for further scaled-up mining production. We have committed to permitting and building our own processing plant to mill uranium and vanadium and incorporating Kinetic Separation into our licensing. Site and facility design and permitting have begun on the acquired processing plant site. During mining operations at the Sunday Mine Complex, during the 2019/2020 and 2021/2022 periods the company utilized an outside mining contractor. During 2022, Western changed its approach, acquiring mining equipment and vehicles and building a mining team to put in place an in-house mining capability. During 2023, this team will continue mining operations at the Sunday Mine Complex developing the mine for future production and extracting ore to be stockpiled underground. Future in-house mining crews will be added to assure the availability of feedstock to baseload the processing plant.

At any time we may have acquisition or partnering opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and negotiations, and involvement as a bidder in competitive processes.

Capital Raising

On January 20, 2022, the Company closed on a non-brokered private placement of 2,495,575 units at a price of CAD $1.60 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $3,992,920. Each unit consisted of one common share of Western plus one common share purchase warrant of Western. Each warrant entitled the holder to purchase one common share at a price of CAD $2.50 per share for a period of three years following the closing date of the private placement. A total of 2,495,575 common shares and 2,495,575 warrants were issued to investors, and 98,985 warrants were issued to broker dealers in connection with the private placement.

Uranium/Vanadium Production

Western historically positioned itself for operational flexibility with the goal of beginning production as expeditiously as possible once market conditions for uranium and/or vanadium were favorable. Well maintained existing infrastructure from years of previous production allowed the Company to quickly advance the mine to a production ready status.

The 2018 vanadium price rally catalyzed a project at the Sunday Mine Complex. Western reinitiated active mining operations during the 2019/2020 Sunday Mine Complex project beginning with infrastructure and exploratory work projects, which culminated in the commencement of production with the mining and stockpiling of the extracted uranium/vanadium ore. The mining team refocused on surface infrastructure projects required by the DRMS before COVID-19 stoppages caused the mines to be put back into Temporary Cessation.

During 2020, COVID-19 induced mine closures began a rally in uranium prices. In 2021, catalysts continued to provide positive signals for uranium miners and investors. This catalyzed the 2021/2022 Sunday Mine Complex project which commenced in July 2021. After completion of infrastructure work in this new area of the mine, exploration and development of the GMG ore body was the first project phase. Drifting, continuous high-grade ore was intersected, which led to the mining and underground stockpiling of over 3,000 tons of uranium/vanadium ore during the December 2021 to March 2022 period.

Thereafter, Western began the acquisition of a full complement of mining equipment and personnel to take over mining operations. Western's transition from employing a mining contractor to building an in-house mining operation has now been completed. Since this transition began in spring 2022, additional employees have been hired to support mining operations and mining equipment and vehicles have been acquired to support deployment of two (2) fully equipped mining teams. The equipment has been prepared for operations and readied for deployment; site infrastructure upgrades have been finished. In early 2023, the mines were reopened for ventilation and infrastructure upgrades. Mining operations are restarting in April 2023 and will initially involve additional development of the GMG Ore Body, stockpiling of high-grade ore and underground drilling/exploration to define additional production zones. The next project will be similar in scope but on the St. Jude Mine target areas defined during the 2019/2020 work project.

It may be difficult for many uranium mining companies to expand production in a timely manner in response to rising uranium prices, as it requires many years of permitting and development to bring new mines into production. These lead times will put further upward pressure on prices. Thus, Western has a competitive advantage, due to the aforementioned projects, because our mining properties can scale-up production on short notice.

The Company holds an exclusive 25-year license to use Kinetic Separation, a proven technology that we anticipate will improve the efficiency of hauling and processing ore from Western's sandstone-hosted mines. The Company has proven that post-Kinetic Separation ore has 90% of the uranium mineralization of the pre-Kinetic Separation ore in 10% of its mass. We are planning to build two Kinetic Separation machines, each with a capacity of forty tons per hour at an aggregate cost of $2.0 million dollars. The license agreement was entered into on March 17, 2015 and expires on March 16, 2040. There are no remaining license fee obligations and there are no future royalties due under the agreement. The Company has the right to sub-license the technology to third parties. The Company may not sell or assign the Kinetic Separation license; however, it could be transferred in the sale of Western or the subsidiary holding the license.

Prior to the planned processing plant becoming licensed and operational, our in-house mining teams will be stockpiling uranium/vanadium ore. When the processing plant is constructed, Western will become fully operational as we forecast to begin processing the accumulated stockpiled ore during late 2026. Western believes that its mineral resources have a reasonable prospect for economic extraction. However, the Company has not completed a preliminary economic assessment under NI 43-101 or a feasibility study or preliminary feasibility study under S-K 1300 that would be needed to establish the existence of proven or probable reserves and has instead allocated that capital to the aforementioned mining operations at the Sunday Mine Complex.

Constructing Uranium/Vanadium Processing Plant

In January 2023, the Company issued news releases announcing that it has begun site and facility design and permitting on a property acquired in Green River, Emery County, Utah to build a state-of-the-art mineral processing plant. The facility will be designed to recover uranium, vanadium and cobalt from conventional ore mined both from Company mines and ore produced by other mining companies. This processing plant is expected to have a cost of approximately $50 to $60 million, and after permitting and construction the processing of uranium and vanadium ore is expected to commence in late 2026.

URANIUM MARKET OUTLOOK

World demand for clean, reliable, and affordable electricity is growing. The future demand for uranium is expected to increase due to the construction of additional nuclear reactors around the world. Multiple Japanese utilities have nuclear reactors in the process of restarting. Chinese utilities continue to aggressively build new reactors and buy uranium, with the goal of becoming the world leader in nuclear electricity generation. In total, according to the World Nuclear Association (WNA), there are almost 60 new reactors under construction in the world. Existing and new nuclear technologies are receiving unprecedented support on a global basis, as a baseload electricity source with zero carbon emissions.

A uranium global supply/demand imbalance had been projected by analysts to impact uranium prices in coming years. In 2020 COVID-19 induced mine closures and in 2021 Sprott Physical Uranium Trust ("SPUT") began purchasing uranium, underscoring the imbalance. Both of these catalysts have depleted excess inventories and accelerated the timing of the supply/demand impact. Demand is increasing with new reactors being built, next generation reactors being advanced, operating reactor life being extended, idle reactors being restarted, and nuclear phase-out plans being reversed. At a macro-level, the electrification transition and climate change initiatives have increased global support for nuclear.

After the 2011 Fukushima nuclear accident, uranium markets endured a decade long bear market due to excess supply created by nuclear reactor shutdowns and large quantities of new material entering the market. In recent years, this excess supply has been depleted by utility use, production curtailments, COVID-19 induced production suspensions, and financial buyers purchasing physical uranium ("U3O8"). A high correlation is observable between the Sprott Physical Uranium Trust ("SPUT") raising capital and purchasing U3O8 and uranium ETF and equity prices. During 2021, SPUT bought 23 million lbs of U3O8 with most purchases occurring during a 2.5 month window centered around September and October. As a result of SPUT's success, competitor physical uranium funds have been launched in Kazakhstan and Switzerland. Notably, Kazatomprom, the world's largest uranium producer, is both an investor and uranium supplier to the Kazakhstan clone EFT.

In 2022, geopolitical events became the main driver of uranium markets. During January, mass government protests in Kazakhstan were suppressed by the Collective Security Treaty Organization, a military alliance of regional allies led by Russia. Uranium markets reacted as Kazakhstan was responsible for 45% of the 2021 global uranium production. In February, the Russian invasion of Ukraine added more volatility due to Russia's dominant position in nuclear fuel services including 38% of world conversion capacity and 46% of world enrichment capacity. These events led to new SPUT capital inflows and the purchase of 12 million lbs. of U3O8 during the first quarter of 2022. In parallel, additional capital flowed into nuclear ETFs and uranium equities through April, but began to reverse in May. This equity price action followed U3O8 spot prices which began the year at $42, rallied to a $64 peak by mid-April before beginning to decline by mid-May. During the last nine months of 2022, SPUT became a smaller factor as less than 6 million lbs. of U3O8 were purchased.

With equity markets having their worst year since 2008, uranium equity prices were pulled down by the general markets, despite a spike in underlying positive fundamentals. 2022 became a transformational year for the normally staid nuclear power and physical uranium markets as the status quo was disrupted. There was a rush on contracts for the limited available conversion and enrichment capacity which caused a price surge. Due to shrinking secondary supplies, utilities followed by signing new uranium supply contracts that increased long-term U3O8 prices from $43 to $52 during the year.

The real uranium industry bull market was in the underlying fundamentals attributable to multiple factors, including climate change, energy security, supply chain and energy scarcity initiatives. This inflection point will likely impact markets for decades as the supply/demand imbalance has flipped from a market with excess supply into a market with excess future demand. With the reduced availability of secondary supplies, utilities have added multi-year contracts with mining companies for primary supply. The drivers expanding the demand for nuclear fuel include non-nuclear nations adding nuclear power generation, nuclear nations expanding fleets and/or extending lives of existing reactors, idled nuclear reactors being re-started, reactors being phased out and shutdowns being reversed, and the deployment of advanced reactors / SMRs. However, the challenge is in meeting increasing demand while being constrained from sourcing new material from the world's largest suppliers.

Russia's invasion of Ukraine and the ensuing global energy crisis has focused attention on security of supply and supply chain risks and has caused most of the world to re-evaluate their dependence upon nuclear fuel exported by Russia. The dominant market position of Rosatom, Russia's national nuclear company, was developed through decades of government subsidies. Because of the Ukraine invasion, new contracts are largely not being signed with Rosatom, and deliveries under existing contracts continue to be made. Future deliveries potentially could be at risk due to sanctions / legislation or a Russian embargo. Customer dependencies upon the Russian supply of uranium, conversion and enrichment are being addressed slowly by governments as alternative suppliers are not currently available. A secondary concern is Kazakhstan, the world's largest uranium producing country and the second longest continuous land border in the world shared with Russia. The concern is Russia exerting influence over Kazakhstan amid their currently strained relationship. Additionally, Kazatomprom has put in place infrastructure to supply uranium to China under its 15 year plan to deploy 150 new nuclear reactors. In 2022, it has become evident that this small area of the world has emerged to form the key drivers in the future of the global nuclear fuel cycle.

The events of 2022 have set in motion uranium market and nuclear fuel opportunities for the next decade and beyond. There are positive catalysts across multiple levels of the nuclear fuel and uranium markets. We believe that new demand and shifting demand will catalyze a uranium bull market that will increase uranium prices toward incentive price levels that will drive uranium mining company production, profits and equity prices. As a result, Western continues to advance our aforementioned operational strategy.

OVERVIEW OF THE URANIUM INDUSTRY

The only significant commercial use for uranium is as a fuel for nuclear power plants for the generation of electricity. The global nuclear and uranium mining industries continue to benefit from the convergence of multiple trends and increased public, political and government support due to coming new technologies, climate change initiatives, and energy crisis shortages. These are resulting in extensions to operating lives, a large number of nuclear reactors under construction, new builds, investments in next generation nuclear technology, and in Japan, increased urgency to re-start the nuclear reactor fleet.

The uranium market has historically been highly cyclical. In the prior bull market, spot prices rose from $21 per pound in January 2005 to a high of $136 per pound in June 2007 in anticipation of sharply higher projected demand as a result of a resurgence in nuclear power and the depletion of secondary supplies. Secondary supplies are inventories of uranium not publicly available for sale, which are primarily held by utility companies and governments. The sharp price increase was driven in part by high levels of buying by utility companies, which resulted in most utilities covering their requirements through 2009. A decrease in near-term utility demand coupled with rising levels of supplies from producers and traders led to downward pressure on uranium prices beginning in the third quarter of 2007. A rebound in uranium prices in conjunction with a recovery in commodities in 2010 was curtailed by the Fukushima disaster in Japan.

Since the Fukushima disaster in 2011, uranium spot prices entered a steady decline until June 2014, when they rebounded slightly and peaked again in March 2015 at $39 per pound. After that peak, prices again began to fall steadily, reaching their lowest point of $18 per pound in November 2016. Prior to COVID-19, annual uranium production was at its lowest in over a decade, creating a global supply deficit where production was only about two-thirds of consumption. In May 2020, after COVID-19 related production shutdowns, spot prices hit a $34 per pound price before declining to close the year at $30 per pound. During 2021, market participation by the Sprott Physical Uranium Trust and other secondary market uranium buyers caused prices to rise to $42.05 per pound at December 31, 2021. Uranium prices held these levels until Russia's invasion of Ukraine caused uranium markets to surge. Prior to the invasion on February 24, 2022, uranium spot prices were in the $43 per pound range and rose to slightly over $63 per pound by April 2022; an increase of ~$20 per pound and an 11-year high. Later in May 2022 and June 2022, the spot price receded to $45 levels, before recovering to the $50 level in September 2022. In the subsequent six months, the spot price of uranium has been range bound at $50 +/- per pound levels.

Geopolitical events, technological advances, and the nuclear energy growth path provide favorable pricing factors specific to the uranium industry. As a result, we foresee a uranium pricing environment which in the coming years will allow Western to initiate full-scale production in its best properties. This had led us to accelerate our recent scaling-up of mining operations.

Vanadium

With the exception of the Hansen/Taylor Deposit, most of the Company's mining assets, including the Sunday Mine Complex, contain vanadium either as a stand-alone product or a co-product to uranium.

Conventional and new vanadium applications include steelmaking, aerospace, stationary energy storage, batteries, and chemicals.

When a very small amount of vanadium is added to steel, the hardening effect greatly increases its strength. And while steelmaking accounts for roughly 90% of all vanadium currently consumed, it's estimated that vanadium is only used in about 9% of all steels today. After steelmaking, the second largest market for vanadium is that of catalysts and chemical applications. A significant new source of demand for vanadium is from vanadium redox flow batteries (VRFB) as their adaptation grows with the stationary storage market.

In 2018 there was structural change in the vanadium markets that caused prices to spike. China, the largest vanadium producer in the world, had supply disrupted by environmental monitoring and rules while domestic demand was increasing. China, which had been a net vanadium exporter, flipped and became a net vanadium importer. On the demand side, China announced a new high strength rebar standard to increase earthquake resistance in February 2018 that became effective on November 1, 2018. On the supply side, in its efforts to fight pollution, Chinese environmental inspections resulted in the closing of dirty processes in which vanadium was recovered as a byproduct. These policy changes caused a shortage and led to a surge in vanadium prices to all-time highs during the fourth quarter of 2018. Vanadium closed on December 31, 2018 at $23.15, but owing to a Chinese extension in the implementation of the new rebar standard, prices plunged to close on December 31, 2019 at $5.25. Notably, the substantial price appreciation in vanadium delayed the adaptation of VRFB applications as these batteries were no longer considered to be cost competitive.

A Section 232 National Security Investigation of Imports of Vanadium was undertaken by the U.S. Department of Commerce ("DoC") during 2020 and submitted to President Biden on February 22, 2021. The President had 90 days to decide if he concurred with the findings and recommendations and determine whether to take an action to mitigate the impairment of national security. No action was taken.

The vanadium market price was $8.90 per pound as of December 31, 2022, which was an increase from the December 31, 2021 price of $8.70 per pound. During the first quarter of 2023, vanadium prices rallied with commodities closing at a high of $10.10 on February 28, 2023.

COMPETITION

There is global competition for uranium/vanadium properties, ore processing mills, capital, customers and the employment and retention of qualified personnel. We compete with multiple exploration companies for all of these things. In the production and marketing of uranium and vanadium, there are a number of producing entities globally, some of which are government controlled and several of which are significantly larger and better capitalized than we are. Several of these organizations also have substantially greater financial, technical, manufacturing and distribution resources than we have.

Our future uranium production may also compete with uranium from secondary supplies, including the sale of uranium inventory held by the DoE. At the current time, DoE uranium sales have been suspended. In addition, there are numerous entities in the market that compete with us for properties and operate in-situ recovery ("ISR") facilities.

Western aims to possess a strategic advantage by completing the construction of its own uranium and vanadium mill during 2026. The Company will have its own mining teams, equipment and infrastructure, which will dramatically reduce its operational costs and increase margin. Moreover, by using Kinetic Separation, we expect the cost of production of uranium to be reduced by approximately 40%.

With respect to sales of uranium, the Company competes primarily based on price. We will market uranium to utilities and commodity brokers. We are in direct competition with supplies available from various sources worldwide. We believe we compete with multiple operating uranium companies.

With respect to sales of vanadium, the Company will compete primarily based upon availability and secondarily on price. There will be direct competition with primary production, secondary production, and co-production from various companies and processors worldwide as individual entities come online or increase production to address the supply deficit.

ENVIRONMENTAL CONSIDERATIONS AND PERMITTING

United States

Uranium extraction is regulated by the federal government, states and, in some cases, by Native American tribes. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of production activities. The environmental regulatory requirements for the ISR industry are well established. Many ISR projects have gone a full life cycle without any significant environmental impact. However, the process can make environmental permitting difficult and timing unpredictable. Western does not plan to utilize an ISR mining process on its properties.

Mining Permits are disclosed on a per mine basis in the "Properties" section, below.

Reclamation and Restoration Costs and Bonding Requirements

At the conclusion of conventional mining, a site is decommissioned and reclaimed. Reclamation involves removing evidence of surface disturbance. The reclamation liabilities of the U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The reclamation liability represents the Company's best estimate of the present value of future reclamation costs in connection with the mineral properties. The Company determined the gross reclamation liabilities at December 31, 2022 of the mineral properties to be approximately $751,000.

The Company is required by state regulatory agencies to obtain financial surety relating to certain of its future restoration and reclamation obligations. The Company has provided performance bonds issued for the benefit of the Company in the amount of $751,000 to satisfy such regulatory requirements.

EMPLOYEES

As of December 31, 2022, we had ten full-time employees. Additional employees have been subsequently added in 2023 to fully staff the in-house mining team.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

Our business activities are subject to significant risks, including those described below. Every investor or potential investor in our securities should carefully consider these risks. If any of the described risks actually occurs, our business, financial position and results of operations could be materially adversely affected. Such risks are not the only ones we face and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

Our ability to become a successful operating mining company is contingent on whether we can continue to access adequate operating capital and can ultimately mine our properties and monetize the uranium and vanadium processed at our mill on a profitable basis, and can then leverage those proceeds to finance further mining activities and to acquire and finance additional reserves, all in spite of potentially significant fluctuations in the market prices of uranium and vanadium.

We expect to generate operating losses for the next several years as we incur expenses to scale up mining at our Sunday Mine Complex. During the year ended December 31, 2022, we generated a net loss of $713,767. This loss was offset by the margin of approximately $3.2 million earned on the delivery of 125,000 pounds of natural uranium concentrate. As of December 31, 2022, we had an accumulated deficit of $13,875,263 and working capital of $9,568,963.

The Company's ability to continue its planned operations and to pay its obligations when they become due is contingent upon the Company obtaining additional financing. Management's plans include seeking to procure additional funds through debt and equity financings, to secure regulatory approval to fully utilize its Kinetic Separation technology, to scale up its mining operations at Sunday Mine Complex, to construct its own ore processing mill that is expected to be licensed to utilize Kinetic Separation, and to initiate the processing of ore to generate operating cash flows.

If we cannot access additional sources of private or public capital, partner with another company that has cash resources and/or find other means of generating revenue other than uranium or vanadium sales, we may not be able to fully realize our planned operations.

Until we can produce and sell sufficient amounts of uranium and/or vanadium, we will have no way to generate adequate cash inflows except by monetizing certain of our assets, partnering with third parties that are better financed or obtaining additional financing of our own. We can provide no assurance that our properties will produce saleable production or that we will be able to continue to find, develop, acquire and finance additional mineral resources. If we cannot monetize certain existing assets, partner with another company that has cash resources, find other means of generating revenue other than uranium or vanadium production and/or access additional sources of private or public capital, we may not be able to remain in business and our shareholders may lose their entire investment.

Our ability to function as an operating mining company will be dependent on our ability to mine our properties and permit, build and operate our mill at a profit sufficient to finance further mining activities and for the acquisition and development of additional properties. The volatility of uranium prices makes long-range planning uncertain and raising capital difficult.

Our ability to operate on a positive cash flow basis will be dependent on mining sufficient quantities of uranium or vanadium at a profit sufficient to finance our operations, operate our mill profitably and for the acquisition and development of additional mining properties. Any profit will necessarily be dependent upon, and affected by, the long and short term market prices of uranium and vanadium, which are subject to significant fluctuation. Uranium prices have been and will continue to be affected by numerous factors beyond our control. These factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production. A significant, sustained drop in uranium prices may make it impossible to operate our business at a level that will permit us to cover our fixed costs or to remain in operation.

Evaluating our future performance may be difficult since we have a limited financial and operating history, with significant negative cash flow and an accumulated deficit to date. Furthermore, there is no assurance that we will be successful in securing additional sources of capital sufficient to support our planned operations. As such, substantial doubt exists as to whether our cash resources and working capital will be sufficient to fund our planned operations over the next twelve months. Our long-term success will depend ultimately on our ability to raise additional capital, to achieve and maintain operational profitability and to develop positive cash flows from our mining activities.

As more fully described within this annual report, we acquired our first mineral properties in November of 2014. To date, we have been acquiring additional mineral properties and raising capital. We hold uranium projects in various stages of exploration in the states of Colorado and Utah. In addition, in July 2023, we announced our plans to permit and develop a mill for the processing of uranium and vanadium.

As more fully described under "Liquidity and Capital Resources" of Item 7. "Management's Discussion and Analysis of Financial Condition and Result of Operations", we have a history of significant negative cash flows and net losses, with an accumulated deficit balance of $13.9 million and $13.2 million at December 31, 2022 and 2021, respectively. We have been reliant on royalty revenues and equity financings from the sale of our common shares in order to fund our operations. We do not expect to achieve profitability or develop positive cash flows from operations in the near term. As a result of our limited financial and operating history, including our significant negative cash flows and net losses to date, it may be difficult to evaluate our future performance.

At December 31, 2022 and 2021, we had working capital of $9,568,963 and $4,492,169, respectively. The continuation of the Company as a going concern is dependent upon our ability to obtain adequate additional financing. However, there is no assurance that we will be successful in securing any form of additional financing in the future; therefore, substantial doubt exists as to whether our cash resources and working capital will be sufficient to enable the Company to continue its operations over the next twelve months. The consolidated financial statements for the years ended December 31, 2022 and 2021 were prepared assuming that the Company would continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our reliance on equity and debt financings is expected to continue for the foreseeable future. The availability of such funds whenever such additional financing is required, will be dependent on many factors beyond our control, including, but not limited to, the market price of uranium, the continuing public support of nuclear power as a viable source of electricity generation, the volatility in the global financial markets affecting our stock price and the status of the worldwide economy, any one of which may cause significant challenges in our ability to access additional financing, including access to the equity and credit markets. We may also be required to seek other forms of financing, such as asset divestitures or joint venture arrangements to continue advancing our uranium projects, which would depend entirely on finding a suitable third party willing to enter into such an arrangement, typically involving an assignment of a percentage interest in the mineral project.

Our long-term success, including the recoverability of the carrying values of our assets, our ability to acquire additional uranium projects and continue with exploration and pre-extraction activities and mining activities on our existing uranium projects, will depend ultimately on our ability to achieve and maintain profitability, and positive cash flow from our operations by establishing ore bodies that contain commercially recoverable uranium and to develop these into profitable mining activities. The economic viability of our mining activities has many risks and uncertainties. These include, but are not limited to: (i) a significant, prolonged decrease in the market price of uranium; (ii) difficulty in marketing and/or selling uranium concentrates; (iii) significantly higher than expected capital costs to construct the mine and/or processing plant; (iv) significantly higher than expected extraction costs; (v) significantly lower than expected uranium extraction; (vi) significant delays, reductions or stoppages of uranium extraction activities; and (vi) the introduction of significantly more stringent regulatory laws and regulations. Our mining activities may change as a result of any one or more of these risks and uncertainties and there is no assurance that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

Our operations are capital intensive, and we will require significant additional financing to continue production at the Sunday Mine Complex, to permit and construct the ore processing mill, to continue exploration and begin pre-extraction activities on our other existing uranium/vanadium projects, and to acquire additional uranium/vanadium projects.

Our operations are capital intensive and future capital expenditures are expected to be substantial. We will require significant additional financing to fund our operations, including continuing production at the Sunday Mine Complex, to permit and construct the ore processing mill, continuing exploration on our other existing projects and beginning pre-extraction activities on those projects, which include assaying, drilling, geological and geochemical analysis and mine construction costs, and acquiring additional uranium/vanadium projects. In the absence of such additional financing, we would not be able to fund our operations, which may result in delays, curtailment or abandonment of any one or all of our uranium projects.

Uranium/vanadium exploration and pre-extraction programs and mining activities are inherently subject to numerous significant risks and uncertainties, and actual results may differ significantly from expectations or anticipated amounts. Furthermore, exploration programs conducted on our uranium/vanadium projects may not result in the establishment of ore bodies that contain commercially recoverable uranium/vanadium.

Uranium/vanadium exploration and pre-extraction programs and mining activities are inherently subject to numerous significant risks and uncertainties, many beyond our control, including, but not limited to: (i) unanticipated ground and water conditions and adverse claims to water rights; (ii) unusual or unexpected geological formations; (iii) metallurgical and other processing problems; (iv) the occurrence of unusual weather or operating conditions and other force majeure events; (v) lower than expected ore grades; (vi) industrial accidents; (vii) delays in the receipt of or failure to receive necessary government permits; (viii) delays in transportation; (ix) availability of contractors and labor; (x) government permit restrictions and regulation restrictions; (xi) unavailability of materials, equipment and milling facilities; and (xii) the failure of equipment or processes to operate in accordance with specifications or expectations. These risks and uncertainties could result in delays, reductions or stoppages in our mining activities; increased capital and/or extraction costs; damage to, or destruction of, our mineral projects, extraction facilities or other properties; personal injuries; environmental damage; monetary losses; and legal claims.

Success in uranium/vanadium exploration is dependent on many factors, including, without limitation, the experience and capabilities of a company's management, the availability of geological expertise and the availability of sufficient funds to conduct the exploration program. Even if an exploration program is successful and commercially recoverable uranium/vanadium is established, it may take a number of years from the initial phases of drilling and identification of the mineralization until extraction is possible, during which time the economic feasibility of extraction may change such that the uranium ceases to be economically recoverable. Uranium/vanadium exploration is frequently non-productive due, for example, to poor exploration results or the inability to establish ore bodies that contain commercially recoverable uranium, in which case the uranium project may be abandoned and written-off. Furthermore, we will not be able to benefit from our exploration efforts and recover the expenditures that we incur on our exploration programs if we do not establish ore bodies that contain commercially recoverable uranium/vanadium and develop these uranium/vanadium projects into profitable mining activities, and there is no assurance that we will be successful in doing so for any of our uranium/vanadium projects.

Whether an ore body contains commercially recoverable uranium/vanadium depends on many factors including, without limitation: (i) the particular attributes, including material changes to those attributes, of the ore body such as size, grade, recovery rates and proximity to infrastructure; (ii) the market price of uranium, which may be volatile; and (iii) government regulations and regulatory requirements including, without limitation, those relating to environmental protection, permitting and land use, taxes, land tenure and transportation.

We have established the existence of mineralized materials on our uranium properties. However, we have not established any measured, indicated or inferred mineral resources or any proven or probable reserves through the completion of a feasibility study for any of our uranium properties and we have no current plans to seek to do so, as it would not serve a business purpose at the present time. Furthermore, we have no current plans to establish proven or probable reserves for any of our uranium properties as it doesn't serve a business purpose at the present time.

Because the number of mills permitted for processing of uranium and vanadium is very limited, it may be difficult for us to gain access to a mill on favorable terms, or at all, and this could negatively affect our ability to do business.

In the event that there is not a buying program in place for uranium/vanadium ore, the Company would need to arrange with a third party for conventional milling services. Because the number of mills permitted for processing of uranium and vanadium is very limited, it may be difficult for us to gain access to a mill on favorable terms, or at all. This could result in increased costs and/or significant delays in, interruption of, or cessation of the Company's business activities. The practice of selling uranium/vanadium ore without first processing into yellowcake (U3O8) or Vanadium Pentoxide (V2O5) would likely generate lower revenues.

Because the number of mills permitted for processing of uranium and vanadium is very limited, we have determined that we will seek a permit and then construct our own uranium and vanadium ore processing mill. The capital required and risks involved in such an endeavor could negatively affect our ability to do business.

The construction of a facility for the processing of uranium ore is both a capital-intensive and regulatory intensive endeavor. Obtaining a license to construct and operate a processing plant to mill uranium and vanadium is subject to a number of risks, including local, state and national regulations, and political and environmental influences. Furthermore, we must raise sufficient capital to fund the permitting efforts and construction of the mill. We are subject to the risks that adequate capital in general may not be available at the levels needed and risks that adequate capital may not be available for investments in the front-end of the nuclear fuel cycle. If we are not able to address these risks and build a processing plant/mill then, we would need to arrange with a third party for conventional milling services. It may be difficult for the Company to gain access to a third party's mill on favorable terms, or at all. This could result in increased costs and/or significant delays in, interruption of, or cessation of the Company's business activities.

Our ability to realize anticipated benefits of the Kinetic Separation process is subject to uncertainties associated with that process.

In order to utilize Kinetic Separation to process uranium/vanadium bearing ore, there are uncertainties that must be addressed. Currently, to utilize Kinetic Separation the Company plans to apply for its own milling license for a processing facility. If this is not practical or feasible the Company would need to arrange to utilize a third party's mill. There are substantial costs and risks associated with both of these alternatives. The Company is open to continuing to seek an alternative path forward that would allow the use of Kinetic Separation either inside a uranium mine or on the surface outside of the underground workings to further reduce transportation costs. However, there is no assurance that such an alternative approach will be approved for Western or other companies with comparable processes pursuing regulatory remedies.

In addition, although the Company has conducted initial tests of its Kinetic Separation technology with what appear to be positive results, those results have not been validated by a qualified person.

We do not insure against all of the risks we face in our operations.

In general, where coverage is available and not prohibitively expensive relative to the perceived risk, we will maintain insurance against such risk, subject to exclusions and limitations. We currently maintain insurance against certain risks including securities and general commercial liability claims and certain physical assets used in our operations, subject to exclusions and limitations; however, we do not maintain insurance to cover all of the potential risks and hazards associated with our operations. We may be subject to liability for environmental, pollution or other hazards associated with our exploration, pre-extraction and extraction activities, which we may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of high premiums or other reasons. Furthermore, we cannot provide assurance that any insurance coverage we currently have will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.

Our inability to obtain financial surety would threaten our ability to continue in business.

Future financial surety requirements to comply with federal and state environmental and remediation requirements and to secure necessary licenses and approvals may increase significantly as future development and production occurs at certain of our sites in the United States. The amount of the financial surety for each producing property is subject to annual review and revision by regulators. We expect that the issuer of the financial surety instruments will require us to provide cash collateral for a significant amount of the face amount of the bond to secure the obligation. In the event we are not able to raise, secure or generate sufficient funds necessary to satisfy these requirements, we will be unable to develop our sites and bring them into production, which inability will have a material adverse impact on our business and may negatively affect our ability to continue to operate.

Acquisitions that we may make from time to time could have an adverse impact on us.

From time to time, we examine opportunities to acquire additional mining assets and businesses. Any acquisition that we may choose to complete may be of a significant size, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of our Company. Any acquisitions would be accompanied by risks which could have a material adverse effect on our business. For example, there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt our ongoing business and our relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that we choose to raise debt capital to finance any such acquisition, our leverage will be increased. If we choose to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisition with our existing resources. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The uranium industry is subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

Uranium exploration and pre-extraction programs and mining activities are subject to numerous stringent laws, regulations and standards at the federal, state, and local levels governing permitting, pre-extraction, extraction, exports, taxes, labor standards, occupational health, waste disposal, protection and reclamation of the environment, protection of endangered and protected species, mine safety, hazardous substances and other matters. Our compliance with these requirements requires significant financial and personnel resources.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the United States or any other applicable jurisdiction, may change or be applied or interpreted in a manner which may also have a material adverse effect on our operations. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency or special interest group, may also have a material adverse effect on our operations.

Uranium exploration and pre-extraction programs and mining activities are subject to stringent environmental protection laws and regulations at the federal, state, and local levels. These laws and regulations, which include permitting and reclamation requirements, regulate emissions, water storage and discharges and disposal of hazardous wastes. Uranium mining activities are also subject to laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods. Various permits from governmental and regulatory bodies are required for mining to commence or continue, and no assurance can be provided that required permits will be received in a timely manner.

Our compliance costs including the posting of surety bonds associated with environmental protection laws and regulations and health and safety standards have been significant to date, and are expected to increase in scale and scope as we expand our operations in the future. Furthermore, environmental protection laws and regulations may become more stringent in the future, and compliance with such changes may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

To the best of our knowledge, our operations are in compliance, in all material respects, with all applicable laws, regulations and standards. We may not be able or may elect not to insure against the risk of liability for violations of such laws, regulations and standards, due to high insurance premiums or other reasons. Where coverage is available and not prohibitively expensive relative to the perceived risk, we will maintain insurance against such risk, subject to exclusions and limitations. However, we cannot provide any assurance that such insurance will continue to be available at reasonable premiums or that such insurance will be adequate to cover any resulting liability.

We may not be able to obtain, maintain or amend rights, authorizations, licenses, permits or consents required for our operations.

Our exploration, mining and planned uranium and vanadium ore processing activities at the proposed company owned mill are dependent upon the grant of appropriate rights, authorizations, licenses, permits and consents, as well as continuation and amendment of these rights, authorizations, licenses, permits and consents already granted, which may be granted for a defined period of time, or may not be granted or may be withdrawn or made subject to limitations. There can be no assurance that all necessary rights, authorizations, licenses, permits and consents will be granted to us, or that authorizations, licenses, permits and consents already granted will not be withdrawn or made subject to limitations.

Closure and remediation costs for environmental liabilities may exceed the provisions we have made.

Natural resource companies are required to close their operations and rehabilitate the lands in accordance with a variety of environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for uranium operations are significant and based principally on current legal and regulatory requirements and closure plans that may change materially. Any underestimated or unanticipated rehabilitation costs could materially affect our financial position, results of operations and cash flows. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated reclamation cost is increased, the amount of that liability and additional cost will be recorded at that time and could materially reduce our consolidated net income in the related period.

The laws and regulations governing closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations.

Major nuclear incidents may have adverse effects on the nuclear and uranium industries.

The nuclear incident that occurred in Japan in March 2011 had significant and adverse effects on both the nuclear and uranium industries. If another nuclear incident were to occur, it may have further adverse effects for both industries. Public opinion of nuclear power as a source of electricity generation may be adversely affected, which may cause governments of certain countries to further increase regulation for the nuclear industry, reduce or abandon current reliance on nuclear power or reduce or abandon existing plans for nuclear power expansion. Any one of these occurrences has the potential to reduce current and/or future demand for nuclear power, resulting in lower demand for uranium and lower market prices for uranium, adversely affecting the Company's operations and prospects. Furthermore, the growth of the nuclear and uranium industries is dependent on continuing and growing public support of nuclear power as a viable source of electricity generation.

The marketability of uranium concentrates will be affected by numerous factors beyond our control which may result in our inability to receive an adequate return on our invested capital.

The marketability of uranium concentrates extracted by us will be affected by numerous factors beyond our control. These factors include macroeconomic factors, fluctuations in the market price of uranium, governmental regulations, land tenure and use, regulations concerning the importing and exporting of uranium and environmental protection regulations. The future effects of these factors cannot be accurately predicted, but any one or a combination of these factors may result in our inability to receive an adequate return on our invested capital.

The only significant market for uranium is nuclear power plants world-wide, and there are a limited number of customers.

We are dependent on a limited number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business.

The price of alternative energy sources affects the demand for and price of uranium.

The attractiveness of uranium as an alternative fuel to generate electricity may be dependent on the relative prices of oil, gas, wind, solar, coal and hydro-electricity and the possibility of developing other low-cost sources of energy. If the prices of alternative energy sources decrease or new low-cost alternative energy sources are developed, the demand for uranium could decrease, which may result in a decrease in the price of uranium.

The title to our mineral property interests may be challenged.

Although we have taken reasonable measures to ensure proper title to our interests in mineral properties and other assets, there is no guarantee that the title to any of such interests will not be challenged. No assurance can be given that we will be able to secure the grant or the renewal of existing mineral rights and tenures on terms satisfactory to us, or that governments in the jurisdictions in which we operate will not revoke or significantly alter such rights or tenures or that such rights or tenures will not be challenged or impugned by third parties, including local governments, aboriginal peoples or other claimants. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of our claims could result in us being unable to operate on our properties as permitted or being unable to enforce our rights with respect to our properties.

Due to the nature of our business, we may be subject to legal proceedings which may divert management's time and attention from our business and result in substantial damage awards.

Due to the nature of our business, we may be subject to numerous regulatory investigations, securities claims, civil claims, lawsuits and other proceedings in the ordinary course of our business. The outcome of these lawsuits is uncertain and subject to inherent uncertainties, and the actual costs to be incurred will depend upon many unknown factors. We may be forced to expend significant resources in the defense of these suits, and we may not prevail. Defending against these and other lawsuits in the future may not only require us to incur significant legal fees and expenses, but may become time-consuming for us and detract from our ability to fully focus our internal resources on our business activities. The results of any legal proceeding cannot be predicted with certainty due to the uncertainty inherent in litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business, financial position or operating results.

Competition from better-capitalized companies affects prices and our ability to acquire both properties and personnel.

There is global competition for uranium/vanadium properties, ore processing mills, capital, customers and the employment and retention of qualified personnel. In the production and marketing of uranium and vanadium, there are a number of producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. Many of these organizations also have substantially greater financial, technical, manufacturing and distribution resources than we have.

Our uranium production also competes with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantling of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union and from the sale of uranium inventory held by the DoE. In addition, there are numerous entities in the market that compete with us for properties and mills and are attempting to become licensed to operate ISR and/or underground mining facilities. If we are unable to successfully compete for properties, mills, capital, customers or employees or with alternative uranium sources, it could have a materially adverse effect on our results of operations.

Because we have limited capital, inherent mining risks pose a significant threat to us compared with our larger competitors.

Because we have limited capital, we may be unable to withstand significant losses that can result from inherent risks associated with mining, including environmental hazards, industrial accidents, flooding, earthquake, interruptions due to weather conditions and other acts of nature which larger competitors could withstand. Such risks could result in damage to or destruction of our infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing monetary losses and possible legal liability. Our business could be harmed if we lose the services of our key personnel.

Our business and mineral exploration programs depend upon our ability to employ the services of geologists, engineers and other experts. In operating our business and in order to continue our programs, we compete for the services of professionals with other mineral exploration companies and businesses. Our ability to maintain and expand our business and continue our exploration programs may be impaired if we are unable to continue to employ or engage those parties currently providing services and expertise to us or identify and engage other qualified personnel to do so in their place. To retain key personnel, we may face increased compensation costs, including potential new stock incentive grants and there can be no assurance that the incentive measures we implement will be successful in helping us retain our key personnel.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls. The Company is in the process of reviewing its internal control over financial reporting in the interest of complying with Section 404 of the Sarbanes-Oxley Act. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on our business. We could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our common shares.

The Company may be subject to certain tax consequences in its business, which may increase the cost of doing business.

The Company may not be able to structure its acquisitions to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with the Company or result in being taxed on consideration received in a transaction.

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia's military action against Ukraine and the international sanctions imposed in response to that action.

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including the United States. In response to the military action by Russia, various countries, including the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia and its companies, institutions, officials and oligarchs. Additional sanctions have been and may be imposed in the future. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financial, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia's government, companies and certain individuals; weaken the value of the ruble; downgrade the country's credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe and the United States), companies in other countries (particularly those that have significant trade with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy, such as recession, and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing and/or impair global equity prices, including Western's.

In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain.

The COVID-19 coronavirus could adversely impact our business, including our mine development plans.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread to multiple countries, including the United States. As the COVID-19 coronavirus continues to spread in the United States, we may experience disruptions that could severely impact our business, including:

- interruption of key mining activities due to limitations on travel, gathering, or business operations imposed or recommended by federal or state governments, employers and others.

- limitations in employee resources, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

- delays in financial reporting and filings due to the impact of mitigation efforts on staff and service providers

- changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which mining is conducted, which may result in unexpected costs.

- delays in necessary interactions with regulators and other important agencies and contractors due to limitations in employee resources or new procedures due to limitations imposed by COVID-19.

- reduction in the global demand for uranium and/or vanadium due to reduced primary applications of uranium (nuclear power generation) and vanadium (steelmaking).

- COVID-19 restrictions could cause a decline in energy consumption or indirectly reduced oil prices could lessen the demand for nuclear power.

- COVID-19 previously caused uranium mine closures that have taken substantial uranium supply offline and increased the spot price of uranium to date during this crisis, there is no guarantee that this relationship will continue as the COVID-19 crisis is ongoing and the dynamic of the mine closure/spot price relationship may change.

The global outbreak of the COVID-19 coronavirus continues to evolve. The extent to which the COVID-19 coronavirus and its subvariants may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Risks Related to Our Stock

If we are unable to raise additional capital, our business may fail and shareholders may lose their entire investment.

We had $9,682,133 in cash at December 31, 2022. There can be no assurance that we will be able to obtain additional capital after we exhaust our current cash. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities would likely result in substantial dilution to existing shareholders. If we borrow money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility.

If additional capital is not available in sufficient amounts or on a timely basis, we will experience liquidity problems, and we could face the need to significantly curtail current operations, change our planned business strategies and pursue other remedial measures. Any curtailment of business operations would have a material negative effect on operating results, the value of our outstanding stock is likely to fall, and our business may fail, causing our shareholders to lose their entire investment.

Shareholders could be diluted if we were to use common shares to raise capital.

We may need to seek additional capital to carry our business plan. This financing could involve one or more types of securities including common shares, convertible debt or warrants to acquire common shares. These securities could be issued at or below the then prevailing market price for our common shares. Any issuance of additional common shares could be dilutive to existing shareholders and could adversely affect the market price of our common shares.

The Company's common shares may at times be traded in low volumes, which may negatively affect your ability to sell shares.

The Company's common shares may trade at times in low volumes on both the CSE and OTCQX, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small. This situation may be attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if we came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow an early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more advanced and viable. As a consequence, there may be periods of several days or more when trading activity in the Company's shares is minimal, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. The Company cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares. Further, certain institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. These factors may have an adverse impact on the trading and price of our securities and could result in the loss by investors of all or part of their investment.

The Company's common share price may be volatile.

The future trading price of the Company's common shares may be volatile and may fluctuate substantially. The price of the common shares may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond the Company's control and may not be directly related to its operating performance. These factors include the following:

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of securities of mineral exploration and mining companies;

- changes in government regulations or regulatory policies with respect to mineral exploration and mining companies or in the status of our regulatory approvals;

- actual or anticipated changes in earnings or fluctuations in operating results;

- announcements by us or by our competitors of acquisitions or of new products, commercial relationships or capital commitments;

- disruption to our operations or those of other contractors critical to our operations;

- the emergence of new competitors;

- commencement of, or our involvement in, litigation;

- dilutive issuances of our common shares or the incurrence of additional debt;

- adoption of new or different accounting standards;

- general economic conditions and trends and slow or negative growth of related markets;

- loss of a major funding source; or

- departures of key personnel.

Due to the continued potential volatility of its stock price, the Company may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from the business.

The sale of shares by our directors and officers may adversely affect the market price for our shares.

Sales of significant amounts of common shares held by our officers and directors, or the prospect of these sales, could adversely affect the market price of our common shares. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

We have never paid or declared any dividends on our common shares.

We have never paid or declared any dividends on our common shares or preferred stock. Likewise, we do not anticipate paying dividends or distributions on our common shares. Any future dividends on common shares will be declared, if at all, at the discretion of our board of directors and will depend, among other things, on our earnings, our financial requirements for future operations and growth, and other facts as we may then deem appropriate.

Our Chief Executive Officer is our largest shareholder, and as a result he may be able to exert control over us and may have actual or potential interests that may diverge from yours.

George Glasier, our CEO, beneficially owns, in the aggregate, about 12.5% of our common shares. As a result, Mr. Glasier might be able to influence many matters requiring shareholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, and could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and may affect the market price of our stock.

Furthermore, Mr. Glasier may have interests that diverge from those of other holders of our common shares. As a result, Mr. Glasier may vote the shares he owns or controls or otherwise cause us to take actions that may conflict with your best interests as a shareholder, which could adversely affect our results of operations and the trading price of our common shares. Through this control, Mr. Glasier can exert influence over our management, affairs and all matters requiring shareholder approval, including the approval of significant corporate transactions, a sale of our company, decisions about our capital structure and the composition of our board of directors.

Risks Related to Our Regulatory Environment

The SEC's adoption of the "Modernization of Property Disclosures for Mining Registrants," as codified in S-K 1300, has created new disclosure requirements for mineral reserves and mineral resources that create some ambiguity for issuers required to comply with both the requirements of S-K 1300 and NI 43-101 and may result in increased compliance costs.

SEC Industry Guide 7 has been rescinded and replaced by S-K 1300, which requires that we disclose specific information related to our material mining operations, including with particularity any mineral resources and mineral reserves. Although we have established the existence of mineralized materials on our uranium properties, we have not established any measured mineral resources or any proven or probable reserves through the completion of a feasibility study for any of our uranium properties and we have no current plans to seek to do so, as it would not serve a business purpose at the present time. Nevertheless, if in the future we were to seek to identify any measured mineral resources or to establish any proven or probable reserves, we would be required to provide disclosure in that regard under both S-K 1300 and NI 43-101. While S-K 1300 is substantively similar to NI 43-101 (with the primary difference being between the format required for an S-K 1300 technical report summary and the format required for an NI 43-101 technical report), S-K 1300 is potentially subject to unknown interpretations, which could require the Company to incur substantial costs associated with compliance. We cannot predict the nature of any future enforcement, interpretation, or application of S-K 1300. Any further revisions to, or interpretations of, S-K 1300 or NI 43-101 could result our company incurring unforeseen costs associated with compliance with both of those disclosure regimes.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Company headquarters is maintained through a lease at 330 Bay Street, Suite 1400, Toronto, Ontario, Canada M5H 2S8.

An operations facility is rented at 31617 Hwy 90 Road, Nucla, Colorado, USA which houses the Kinetic Separation units and a shop office. In 2022, the rental of a new mining operations office was added at 31525 Hwy 90 Road, Nucla, Colorado, USA.

The diagram below illustrates the location of the Company's properties:



1. Sunday Mine Complex
2. San Rafael
3. Sage
4. Dunn
5. Van 4
6. Hansen/Taylor Ranch
7. Bullen Property (Weld County)

Overview

Western Uranium & Vanadium Corp is engaged in the business of exploring, developing, mining and production from its uranium and vanadium resource properties.

On September 16, 2015, in connection with the Black Range Transaction, the Company acquired additional mineral properties. The mining assets acquired through Black Range included assets in the states of Colorado, Wyoming, and Alaska. None of these mining assets are operational at this time. As these properties have not formally established proven or probable reserves, there may be greater inherent uncertainty as to whether or not any mineralized material can be economically extracted as originally planned and anticipated.

The Company's mining properties acquired on August 18, 2014 that the Company retains as of December 31, 2022, include:

- San Rafael Uranium Project located in Emery County, Utah

- The Sunday Mine Complex located in western San Miguel County, Colorado

- The Van 4 Mine located in western Montrose County, Colorado

- The Sage Mine project located in San Juan County, Utah and San Miguel County, Colorado

- Dunn Project located in San Juan County, Utah.

The Company's mining properties acquired on September 16, 2015 that the Company retains as of December 31, 2022, include:

- Hansen, North Hansen, High Park, and Hansen Picnic Tree, located in Fremont and Teller Counties, Colorado

- The Keota Uranium project acreage located in Weld County, Colorado

- Ferris Haggerty located in Carbon County, Wyoming

The Company has a 100% interest in all of these properties except for the Hansen/Taylor Ranch, of which the company owns 49%.

Although we have established the existence of mineralized materials on our uranium properties, we have not established any measured, indicated or inferred mineral resources or any proven or probable reserves through the completion of a feasibility study for any of our uranium properties and we have no current plans to seek to do so, as it would not serve a business purpose at the present time.

The near term plan for the Company's resources is to initially mine at the Sunday Complex. The Sunday Mine Complex is an advanced stage property with a significant drilling and production history. Mining and drilling occurred contemporaneously from the 1950's through the mid 1980's. From the 1980's to the present, mining and drilling occurred only sporadically, typically when uranium or vanadium prices were high. The last previous mining interval was from 2006 to 2009. Based on the available records, only in 2009 did any surface drilling take place since mid-1980. Past operators have generated abundant geologic and mining data, and there are open faces underground that show mineralized zones. Near term exploration is not needed because the underground infrastructure has been already developed.

Mining Properties

Set forth below are details regarding our mining properties operated by us, which have been prepared in accordance with the requirements of S-K 1300.

1. Sunday Mines Complex

The Property

The Sunday Mine Complex is located in western San Miguel County and is part of the Uravan Mineral Belt. The property is situated 25 miles north of Dove Creek, Colorado, on the north flank of Disappointment Valley and portions of Big Gypsum Valley. Energy Fuels Resources (USA) Inc. ("EFR") acquired the property in June 2012 from Denison Mines Corp. The complex consists of five individual mines with mine workings located along a two mile stretch of the southern side of Big Gypsum Valley, with underground workings extending generally south, with associated vents and surface facilities. The mines are, from east to west: Sunday, Carnation, Saint Jude, West Sunday, and Topaz. The mines were previously actively mined from 2007 to 2009, by a prior owner. In 2017, the mines were re-opening for a project involving exploration, development, and mining.

The property consists of 221 unpatented claims on public land managed by the U.S. Bureau of Land Management ("BLM") Tres Rios Field Office, covering approximately 3,800 acres. The area covers parts of sections 10, 13, 14, 15, 23, 24, and 26 T44N R18W, and sections 18, 19, 20, and 30 T44N R17W. Total annual BLM claim maintenance fees are approximately $34,255 due September 1st each year. The property has access to grid power and has a natural underground source of water due to an aquifer. As a mine that has produced in the recent past, the Sunday Mine Complex has a robust infrastructure. The roads are all-weather, electric power is grid-tied, surface facility structures that meet Colorado State standards exist, and water is present. During 2019, a mine re-opening project was implemented at the Sunday Mine Complex to identify high-grade vanadium ore, followed by bulk sampling and development drilling. Active mining was conducted and the extracted ore was stock piled underground in the mine. Each of the five associated mining permits are in Temporary Cessation status.

GMG, Sunshine, and Patsun claims (totaling twenty claims in the northeast portion of the property) carry a 12.5% royalty on all ore produced.

Accessibility

The property is best accessed from Colorado. Access from Colorado is via State Highway 141 east out of Naturita, CO for about 3.7 mi (6 km) until the 141/145 Highway junction, then about 22.4 mi (36 km) south on Hwy 141, then about 6.2 mi (10 km) northwest on County Road 20R (Gypsum Valley Road). The State Highway 141 is a paved all-weather road and the County Road 20R is a gravel road passable in all but the worst weather.

History

The Sunday Mine Complex consists of six different mines. These are the Topaz, West Sunday, Sunday, St. Jude, Carnation, and the GMG. The mines have had a number of owners and operators. Maps and documents made available to the author show that the following companies have been involved in the all or parts of the property prior to WUC acquisition of the SMC in April 2014: Matterhorn Mining (1950's-1960's, Climax Uranium 1960's, Union Carbide Corporation (UCC) 1970's-1980's, Atlas Minerals (1980's), Energy Fuels Nuclear (early 1990's), International Uranium Corp. (1990's-2000's), Denison Mines (USA) (2000's), and Energy Fuels (2010's). The documents are incomplete as so this list may be as well. Since UCC days, the ownership has been clear. In 1983 Union Carbide transferred its mineral interests to UMETCO, a wholly-owned subsidiary. For the sake of consistency, the name Union Carbide will be used even if technically the ownership was UMETCO at the time.

Records made available by the Company and a search of public documents on-line indicates exploration drilling starting on the property in the early 1950's. Two Defense Minerals Exploration Administration (DMEA) reports, one on the Sunday area and the other on the Topaz area, indicated some drilling and minor surface extraction had occurred by the mid 1950's (DMEA, 1953 & 1956). Additionally, historic maps of the area show the Sunday mines in operation in the 1950's (Denison Mines, 2008).

The records & anecdotal evidence indicate that from the mid-1960's until the early 1980's, the SMC produced material from relatively steady ongoing mining operations. These ceased in 1984 when Union Carbide closed their Uravan mill. Since then, the property has been idle, with the exception of brief periods in the late 1980's when UCC mined for a short time during a spike in vanadium prices, in the mid-1990's with International Uranium Corporation and another one in 2006-2009 when Denison Mines extracted ore from the mine. During all three periods, the ore was processed at the White Mesa Mill located just south of Blanding, UT.

Exploration and development drilling on the property was contemporaneous with the mining. The available database records show that at least 1,419 holes have been drilled on the property. This is an incomplete list, as an examination of the available maps and cross-sections show a number of holes that are not in the database. A best estimate for total distance drilled is about 850,100 ft (259,175 m). Anecdotal evidence and some maps also give evidence that underground long holes (test holes drilled from the mine workings anywhere from 50 ft (15 m) to 300 ft (91 m) long) were used extensively throughout the mined areas.

The 2-D digitized mine workings, done by Denison Mines show extensive stopping and drifting within parts of the SMC. Generational mine maps indicate that more mine workings exist than are shown in the digital database. A very conservative rough estimate of the linear mine workings based on the digital database is in excess of 50,000 ft (15,244 m) with many stopes. Figure 6.2.1 shows the known drill hole and mine working locations.

Based on the records and on field inspection, it is evident that the Property has a significant history of drill exploration and mine development.

Anthony R. Adkins, P. Geol., LLC was commissioned by the Company to prepare a technical report compliant with NI 43-101 on the Sunday Mine Complex Uranium (SMC) Project (the "Sunday Mine Report"). The Sunday Mine Report was finalized on July 7, 2015 and filed on sedar.com on July 16, 2015.

The Sunday Mine Report is an historic estimate of measured and indicated resources (not reserves) under NI 43-101. However, the Company is not treating the historical estimate as current mineral resources, and S-K 1300 does not permit such historic estimates to be disclosed in Form 10-K annual reports.

There is no more recent data available on the Sunday Mine Complex project resource than that of the Sunday Mine Report. In order to disclose a resource estimate as current, the Company would need to engage a qualified person (as defined under 43-101 and S-K 1300) to, among other things, take account of any exploration or other work on the Sunday Mine Complex since the date of the historical estimate and produce a technical report compliant with NI 43-101 and a feasibility study compliant with S-K 1300. The Company currently does not intend to commission such a technical report or feasibility study.

Project Geology

Geologically, the main hosts for uranium-vanadium mineralization in the Sunday Mine Complex are fluvial sandstone beds assigned to the upper part of the Salt Wash Member of the Jurassic Morrison Formation, with minor production coming from conglomeratic sandstones assigned to the lower portion of the Brushy Basin Member of the Morrison Formation. Mineralization from both members is present at the property, with the mine production coming from the Salt Wash Member. Beds generally strike NW-SE and dip SW, with some exceptions within fault bounded blocks adjacent to Big Gypsum Valley.

Restoration and Reclamation

Each of the mines are permitted separately with the DRMS and are considered to be in temporary cessation status. The mines and their permitted acres and financial warranties are, from east to west, the Sunday (60 acres, $330,242), Carnation (9.8 acres, $40,245), Saint Jude (9.8 acres, $69,828), West Sunday (12.1 acres, $85,036), and Topaz (30 acres, $99,893).

Permitting Status

The air permits for the site are currently being renewed with APCD. A Stormwater permit is in place with the WQCD and a Stormwater Management Plan is in effect. However, a mine water treatment plant will need to be permitted for treating mine water, as there is currently 55 million gallons of water in the lower portion of the mine where most of the remaining resource is located. This will require a discharge permit with the WQCD and revisions to the Plan of Operations, EPP, and one of the DRMS mine permits. Special Use Permits are also in place with San Miguel County, which mainly address road maintenance and transportation issues with some limitations in effect on when and how many trucks may be used for ore haulage to the mill.

On February 4, 2020, the Colorado DRMS sent a Notice of Hearing to Declare Termination of Mining Operations to Western for the Sunday Mine Complex. At issue is the application of an unchallenged Colorado Court of Appeals Opinion for a separate mine, with very different facts that is retroactively modifying DRMS rules and regulations.

The Company maintains that it was timely in meeting existing rules and regulations. A permit hearing was scheduled for October 21, 2020 to determine temporary cessation status. In a unanimous vote, the MLRB approved temporary cessation status for each of the five Sunday Mine Complex permits (Sunday, West Sunday, St. Jude, Carnation, and Topaz). On October 9, 2020, the MLRB issued a board order which finalized the findings of the July 22, 2020 permit hearing. On November 10, 2020, the MLRB issued a board order which finalized the findings of the October 21, 2020 permit hearing. On November 6, 2020, the MLRB signed an order placing the five Sunday Mine Complex mine permits into Temporary Cessation. On November 12, 2020, a coalition of environmental groups (the "Plaintiffs") filed a complaint against the MLRB seeking a partial appeal of the July 22, 2020 decision by requesting termination of the Topaz Mine permit. On December 15, 2020, the same coalition of environmental groups amended their complaint against the MLRB seeking a partial appeal of the October 21, 2020 decision requesting termination of the Topaz Mine permit. The Company has joined with the MLRB in defense of their July 22, 2020 and October 21, 2020 decisions. On May 5, 2021, the Plaintiff in the Topaz Appeal filed an opening brief with the Denver District Court seeking to overturn the July 22, 2020 and October 21, 2020 MLRB permit hearing decisions on the Topaz Mine permit. The MLRB and the Company were to respond with an answer brief within 35 days on or before June 9, 2021, but instead sought a settlement. The judicial review process was delayed as extensions were put in place until August 20, 2021. A settlement was not reached and the MLRB and the Company submitted answer briefs on August 20, 2021. The Plaintiff submitted a reply brief on September 10, 2021. On March 1, 2022, the Denver District Court reversed the MLRB's orders regarding the Topaz Mine and remanded the case back to MLRB for further proceedings consistent with its order. The Company and the MLRB had until April 19, 2022 to appeal the Denver District Court's ruling. Neither the Company nor the MLRB appealed the Denver District Court ruling. Subsequently on March 20, 2023, the MLRB issued a board order for the Company to commence final reclamation, which upon completion will terminate mining operations at the Topaz Mine. Reclamation is to commence immediately at the Topaz Mine and is to be completed within five years by March 2028. The Company is currently working toward the completion of an updated Topaz Mine Plan of Operations which is a separate federal requirement of the BLM for the conduct of mining activities on the federal land at the Topaz Mine and needed to re-permit the Topaz Mine with Colorado's DRMS.

Major permits currently in place at the Sunday Complex include:

- Sunday 112d Mine Permit M-1977-285 (DRMS)

- St. Jude 110d Mine Permit M-1978-039-HR (DRMS)

- West Sunday 112d Mine Permit M-1981-021 (DRMS)

- Carnation 110d Mine Permit M-1977-416 (DRMS)

- Topaz 112d Mine Permit M-1980-055-HR (DRMS)

- West Sunday Plan of Operations COC 52049 (BLM)

- Sunday, St. Jude and Carnation Plan of Operations COC-53227 (BLM)

- Resolution #1997-18 Mine Permit (San Miguel County)

- Resolution 2007-34 Topaz and Sunday Expansion (San Miguel County)

- Resolution 2008-41 Increased Ore Haulage (San Miguel County)

- Road & Bridge Special Construction Permit (SCP) 06-14 (San Miguel County)



0 2,000 4,000 8,000 12,000 16,000
Feet
1:48,000
Topaz
West Sunday
St Jude
Sunday
Carnation
N
Sunday Complex
Project SUNDAY COMPLEX
County San Miguel
State Colorado
SUNDAY COMPLEX
CLAIM LOCATION MAP

2. San Rafael

The Property

The San Rafael Uranium Project land position is comprised of a contiguous claim block covered by 136 BM unpatented federal lode mining claims and 10 Hollie unpatented federal lode mining claims.

The San Rafael Project is located in the historic Tidwell District about 10 miles west of Green River, Utah. Most of the property is north of Interstate Highway 70 at the Hanksville exit.

Energy Fuels became operator of the San Rafael Project when it acquired Magnum Minerals in June 2009. It consisted of two core uranium deposits, the Deep Gold and the Down Yonder. In January 2011, EFR acquired the 10 Hollie claims from Titan Uranium. These claims covered the eastern portion of the Deep Gold deposit, greatly increasing resources. WUC acquired the property from Energy Fuels and currently holds the 146 claims in the project area.

The San Rafael Uranium Project is currently being held as a property that is exploratory in nature with no identified reserves. Exploration and mining plans have not been prepared for the project. The Company has not yet undertaken any development work at the property. Power and water sources have not yet been formally assessed.

Magnum's acquisition of the claims and some of the data Magnum purchased encumbers the claims. This includes a 2% Net Smelter Return royalty to Uranium One, successor to Energy Metals for claims acquired by Magnum as earn-in to a JV, and a 2% net sales price royalty to Kelly Dearth on the BM claims. There is no royalty on the Hollie claims.

The unpatented claims are located on approximately 2,900 acres of land administered by the U.S. Bureau of Land Management in sections 13, 14, 23, 24, 25, 26, and 35, T21S, R14E, SLPM, Emery County, Utah. Holding cost $22,630 due to BLM for claim maintenance fees prior to September 1 each year.

Accessibility

The property is located on the eastern side of the San Rafael Swell in east-central Utah, approximately 140 air miles southeast of Salt Lake City. The little desert community of Green River, Utah is located about ten miles to the east. In a general sense the San Rafael Uranium Project property position lies within a wedge shaped area, roughly bound along its northeast edge by US Highway 6-50 and along its southeast edge by Interstate 70.

Concerning additional local access features, U.S. Highway 6-50 crosses just north of the greater San Rafael Uranium Project area in a northwesterly direction and is roughly paralleled by the regional railroad line. Access to the property is generally good year around, except for periods of heavy snowstorms during December through February and increased monsoon rains and summer cloudburst storms during August through October. Access for drilling and other exploration activity is excellent, except during occasional heavy rainy periods which can create heavy flash flooding and roads mudding-up and becoming impassable.

History

The Deep Gold deposit was originally discovered by Continental Oil Company (Conoco) and Pioneer Uravan geologists in the late 1960s and 1970s to early 1980s, respectively. Exploration drilling was conducted just east of the core of the Tidwell Mineral Belt and north-northeast of the Acerson Mineral Belt. The area containing the deposits was considered to contain highly prospective paleo trunk stream channel trends. Some of the larger historic producing mines in the area were Atlas Minerals' Snow, Probe, and Lucky Mines. The deposit in the San Rafael Project is an open concordant, channel-controlled, sandstone-hosted, trend type, with mineralization hosted in the upper sandstone sequence of the Salt Wash Member of the Upper Jurassic Morrison Formation.

In addition to Conoco, Pioneer Uravan, and Atlas Minerals, the US Atomic Energy Commission (AEC) and other companies (Union Carbide, Energy Fuels Nuclear, and others) conducted exploration drilling and mining in the area. Some of these companies performed historic resource estimates on the Deep Gold deposits, but they are not considered compliant with NI 43-101 standards.

Depth to mineralization at the Deep Gold deposit in Section 23 averages 800 feet, with hole depths averaging approximately 1,000 feet. Magnum purchased and otherwise acquired most of the available historic exploration data produced by the previous operators. A 100 hole, 100,000 foot drilling program is warranted to discover and define additional uranium resources. Total cost for this work would be $US 1.3 million to $US 1.5 million, based on an all-inclusive cost of $US 15/foot.

The Tidwell Mineral Belt and the San Rafael Uranium District have been the sites of considerable historic exploration drilling and production, with over 4 million pounds of uranium and 5.4 million pounds of vanadium produced. Production from the Snow, immediately up dip of the Deep Gold deposit, which produced for nine years, starting in March 1973 and ending in January, 1982 consisted of 650,292 pounds of U3O8 contained in 173,330 tons of material at an average grade of 0.188% U3O8 (Wilbanks, 1982).

O. Jay Gatten, P. Geol., LLC was commissioned by the Company to prepare an independent technical report compliant with NI 43-101 on the San Rafael Uranium Project (including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) (the "San Rafael Report"). The San Rafael Report was finalized on November 19, 2014 and filed on sedar.com on November 20, 2015.

The San Rafael Report is an historic estimate of indicated and inferred uranium resources (not measured resources or reserves) under NI 43-101. However, the Company is not treating the historical estimate as current mineral resources, and S-K 1300 does not permit such historic estimates to be disclosed in Form 10-K annual reports.

There is no more recent data available on the San Rafael Uranium Project property than that of the San Rafael Report. In order to disclose a resource estimate as current, the Company would need to engage a qualified person (as defined under 43-101 and S-K 1300) to produce a technical report compliant with NI 43-101 and a feasibility study compliant with S-K 1300. The Company currently does not intend to commission such a technical report or feasibility study.

Project Geology

Geologically, the main hosts for uranium-vanadium mineralization in the San Rafael Project are the fluvial sandstone beds assigned to the upper part of the Salt Wash Member of the Jurassic Morrison Formation.

Restoration and Reclamation

All exploration permits have been terminated and all bonds released. An EA was completed by BLM in 2008 for drilling up to 150 holes. A large area has been surveyed for cultural and paleontological resources which would expedite future exploration permits. No mine permitting activities have yet occurred.

Permitting Status

All exploration permits have been terminated and all bonds released. An EA was completed by BLM in 2008 for drilling up to 150 holes. A large area has been surveyed for cultural and paleontological resources which would expedite future exploration permits. No mine permitting activities have yet occurred.



3. Sage

The Property

On July 1, 2014 PRM concluded a deal with EFR to acquire 44 contiguous unpatented mining claims on the Utah side of the Colorado-Utah state line at the head of Summit Canyon at the south end of the Uravan Mineral Belt.

The 94 unpatented claims are located on approximately 1,942 acres land administered by the U.S. Bureau of Land Management in sections 34 and 35, T32S, R26E, SLPM, San Juan County, Utah and sections 25 and 26, T43N, R20W, NMPM, and sections 19, 29, 30, 31, and 32, T43N, R19W, NMPM San Miguel County, Colorado. Holding cost is $14,370 due to BLM for claim maintenance fees prior to September 1 each year. The property has access to grid power, however, no source of industrial water has yet been identified. The Sage Mine Project is currently being held as a property that is exploratory in nature with no identified reserves. Exploration and mining plans have not been prepared for the project. Western Uranium & Vanadium Corp. has not yet undertaken any development work at the property.

Accessibility

The Sage Plain Project property can be accessed from the north, south, and east on paved, all-weather county roads. The nearest towns with stores, restaurants, lodging, and small industrial supply retailers are Monticello, Utah, 26 road miles to the west, and Dove Creek, Colorado, 20 road miles to the southeast. Larger population centers with more supplies and services are available farther away at Moab, Utah (61 road miles to the north) and Cortez, Colorado (54 road miles to the southeast).

U.S. Highway 491 connects Monticello, Utah to Dove Creek and Cortez, Colorado. There are two routes north from this highway to the project. At one mile west of the Colorado/Utah state line (16 miles east of Monticello or 10 miles west of Dove Creek), San Juan County Road 370 goes north for 10 miles to the Calliham Mine portal site drive way. The mine portal is one-half mile east of Road 370, on a private road. An alternate route is to turn north on Colorado Highway 141(2 miles west of Dove Creek) for 9.5 miles to Egnar, Colorado, then turn west on San Miguel County. Road H1 for 1.2 miles before intersecting San Juan County Road 370. Road 370 would be taken north for 4 miles to the Calliham Mine portal site driveway. Road H1 from Egnar would also be used if one was traveling to the project on Highway 141 from farther north in Colorado, such as Naturita, Colorado (a total of 62 miles away).

History

The property includes the historic producing Sage Mine and boarders the famous Deremo Mine and the Calliham Mine (combined historic production of over 8 million lbs. U3O8 and 70 million lbs. V2O5). The uranium-vanadium deposits occur in the upper and middle sandstones of the Salt Wash Member of the Morrison Formation.

WUC is in possession of historic mine and drill maps. About 200 historic holes were drilled on the claims at the Sage Mine. A considerable, but unknown amount of drilling occurred historically on the eastern (Colorado) part of the claims along the benches of Summit and Bishop Canyons. Historic production from several small mines occurred on the Colorado claims (Red Ant, Black Spider, etc.).

The Sage Mine was developed, operated, and permitted by Atlas Minerals in the 1970s. It closed in 1982 and was ultimately sold and the permit transferred to Butt Mining Company under a Small Mine NOI. Jim Butt operated the mine for a short time in the early 1990s when vanadium prices were high; however, the mine has been idle since that time.

In the fall of 2011, Colorado Plateau Partners drilled seven holes totaling 4,873 feet at the Sage Mine property to confirm historic map data and explore for a possible east-west channel connecting the mine to a mineralized body to the west. The drilling was successful in meeting the objectives of confirming the accuracy of the historic data and verifying a historically defined mineralized body. One hole exploring a possible mineralized trend connecting the mine to the western mineralized body intercepted 2.0 feet of 0.407% eU3O8. Another hole intercepted mineralization greater than 1.0 foot of 0.16% eU3O8.

Prior to the Company's acquisition of the Sage Mine property, Energy Fuels, Colorado Plateau Partners (a Joint Venture between Energy Fuels and Lynx-Royal) completed a NI 43-101 technical report on the Sage Plain Project (Technical Report on Colorado Plateau Partners LLC (Energy Fuel Resources Corporation/Lynx-Royal JV) Sage Plain Project, San Juan County, Utah and San Miguel County, Colorado by Douglas C. Peters, Certified Professional Geologist, Peters Geosciences Golden, Colorado December 16, 2011) (the "Sage Mine Energy Fuels Report").

The Sage Mine Energy Fuels Report resource is an historic estimate of mineral resources (not reserves) under NI 43-101. The Company is not treating the historical estimate as current mineral resources, and S-K 1300 does not permit such historic estimates to be disclosed in Form 10-K annual reports.

Energy Fuels submitted an Exploration NOI to the BLM in March 2013 for the site thereby establishing a nominal permit for the facility. Permitting for mine expansion was started in 2012, but was discontinued due to other priorities. This work included installing 3 monitoring wells around a proposed portable water treatment plant (exploration permit E/037/0188; bond $16,020) and conducting baseline studies (archeology, biology, groundwater). Eight baseline groundwater sampling events have been completed, which will allow for submittal of a complete groundwater discharge permit application to DWQ.

Other than offsetting some of the historic drill holes and use of gamma logs where available, no verification of the historical data has been conducted. No core is available at the present time from the earlier exploration or production work.

There is no more recent data available on the Sage Mine project resource than that of the Sage Mine Energy Fuels Report. In order to disclose a resource estimate as current, the Company would need to engage a qualified person (as defined under 43-101 and S-K 1300) to produce a technical report compliant with NI 43-101 and a feasibility study compliant with S-K 1300. The Company currently does not intend to commission such a technical report or feasibility study.

Project Geology

The Sage Plain and nearby Slick Rock and Dry Valley/East Canyon districts uranium vanadium deposits are a similar type to those elsewhere in the Uravan Mineral Belt. The location and shape of mineralized deposits are largely controlled by the permeability of the host sandstone. Most mineralization is in trends where Top Rim sandstones are thick, usually 40 feet or greater.

The Sage Plain District appears to be a large channel of Top Rim sandstone which trends northeast, as one of the major trunk channels that is fanning into distributaries in the southern portion of the Uravan Mineral Belt. The Calliham/Crain/Skidmore (Calliham Mine) and Sage Mine deposits, as well as nearby Deremo and Wilson/Silverbell mines appear to be controlled by meandering within this main channel.

The Morrison sediments accumulated as oxidized detritus in the fluvial environment. During early burial and diagenesis, the through-flowing ground water within the large, saturated pile of Salt Wash and Brushy Basin material remained oxidized, thereby transporting uranium in solution. When the uranium-rich waters encountered the zones of trapped reduced waters, the uranium precipitated. Vanadium may have been leached from the detrital iron-titanium mineral grains and subsequently deposited along with or prior to the uranium.

The thickness, the gray color, and pyrite and carbon contents of sandstones, along with gray or green mudstone, were recognized by early workers as significant and still serve as exploration guides. Much of the Top Rim sandstone in the Sage Plain Project area exhibits these favorable features; therefore, portions of the property with only widely spaced drill holes hold potential. However, without the historic drill data, it cannot be determined where sedimentary facies are located (e.g., channel sandstones thin and pinch-out, or sandstone grades and interfingers into pink and red oxidized sandstone and overbank mudstones). Furthermore, locations of interface zones of the oxidized and reduced environments are hard to predict. Until more historic data are obtained and/or more drilling occurs on the property away from the historic mines, these outlying areas remain exploration targets.

Restoration and Reclamation

A financial warrant is posted with the Colorado Mined Land Reclamation Board for the amount of $40,124.

Permitting Status

Although the mine is permitted (S/037/0058) and bonded ($40,124) for reclamation it is not permitted for mining. Because of its location on BLM managed land, an Environmental Impact Assessment will need to be prepared for the site by a third-party contractor once a Plan of Operations is submitted for the mine operation. An amendment to the Small Mine Reclamation NOI will also be needed with Utah Division of Oil Gas and Mining to allow for mine expansion.

Existing permits include:

Small Mine Reclamation permit with the Utah Division of Oil Gas and Mining.

Basis of Disclosure

The scientific and technical information provided in this Form 10-K on the Sage Mine, as well all data and exploration information reported in this Form 10-K on the Sage Mine, is based on the information reported in the Sage Mine Energy Fuels Report.

4. Dunn

The Property

The 11 unpatented claims are located on approximately 220 acres of land administered by the BLM in sections 14 and 15, T32S, R25E, SLPM, San Juan County, Utah. Holding costs of the 11 claims will be $1,705 due to BLM before September 1 each year.

The Dunn Project is currently being held as a property that is exploratory in nature with no identified reserves. Exploration and mining plans have not been prepared for the project. Western Uranium & Vanadium Corp. has not yet undertaken any development work at the property. Power and water sources have not yet been formally assessed.

Accessibility

The property lies in Bear Trap Canyon, a tributary at the head of East Canyon. This is midway between the EFR Rim Mine and the Calliham/Sage mine area. Access to the Dunn project is from West Summit Road (San Juan County Road 313), 10.8 miles north of the junction with U.S. Highway 491. West Summit Road is a two-lane paved road that is well maintained year round. At 10.8 miles, a graveled Class D County Road (unnamed), spurs off of West Summit Road, passes through the leased lands and terminates at the Dunn Portal at approximately 2.1 miles from the spur. The nearest town to the Dunn project is Monticello, Utah which is approximately 65 miles away. The closest commercial airport facilities are located in Cortez, Colorado, approximately 65 miles to the southeast, and Moab, Utah approximately 65 miles to the northwest; both airports have daily commercial flights to-and-from Denver International Airport.

History

The first discovery of uranium-vanadium mineralization within close proximity to the Dunn project was by Homestake Mining Company in the late 1960s at what would eventually become the Wilson Mine 4 miles to the east. Mineralization associated with the Dunn mine was discovered by Gulf Oil Corporation in the late 1960s, which was subsequently acquired by Homestake, followed by Atlas Minerals in the 1970's. Between 1975 and 1983 Atlas completed 243 drill holes at the Dunn project with an average total depth of 724 feet. By 1981, Atlas had delineated a resource that could justify the construction of a 3,825 foot decline. The decline successfully reached the perimeter of delineated mineralization, but before any production-mining, Atlas ceased operations in 1983 when faced with financial setbacks that required them to divert funds.

In July 2013, Energy Fuels Resources acquired the Dunn Mine property from American Strategic Minerals Corporation and Kyle Kimmerle.

Project Geology

The Dunn project occurs on structurally unaffected terrain between the gently folded Boulder Knoll anticline to the southwest and the more prominent salt-cored Lisbon Valley anticline to the northeast. The strata beneath the project are relatively flat, and no major faults or folds are expected to disrupt bedding or unit contacts.

Uranium-vanadium mineralization at the Dunn is hosted in the Salt Wash Member of the Jurassic Morrison formation which occurs at approximately 500 to 750 feet below the surface. The average depth to the mineralized sandstones within the Salt Wash Member is 650 feet from the surface.

The primary uranium mineral is uraninite with minor amounts of coffinite. The primary vanadium mineral is Montroseite.

Restoration and Reclamation.

No liabilities currently exist.

Permitting Status

No permits currently exist.

Basis of Disclosure

The scientific and technical information provided in this Form 10-K on the Dunn Project American Strategic Mineral Corporation is based on information provided in a NI 43-101 technical report prepared by American Strategic Minerals Corporation (the previous owner of the Dunn Project) entitled Technical Report on American Strategic Minerals Corporation's Dunn Project, San Juan County, Utah by Dr. David A. Gonzales, PhD, PG, Durango, Colorado March 23, 2012. Mr. Gonzales is a qualified person for purposes of NI 43-101. However, none of the data, other exploration information or other results reported in that report are being incorporated into this Form 10-K.

5. Van #4

The Property

The Van #4 is located in the Uravan Mineral Belt on Monogram Mesa in Montrose County, Colorado. The property had been held by Denison and its predecessors for many years. The property consists of 80 unpatented mining claims covering the mine site and long-known deposit to the east, plus two large claim groups to the north, east, and south with exploration potential.

The 80 unpatented claims are located on approximately 1,900 acres land administered by the U.S. Bureau of Land Management in sections 27, 28, 29, 33, and 34, T48N, R17W, NMPM, and some in section 3, T47N, R17W, Montrose County, Colorado. The Holding costs of the 80 claims will be $12,400 due to BLM before September 1 each year. There are no royalties encumbering these claims.

The property includes the Van #4 shaft and associated surface facilities, which need renovation. The mine is connected to the Ura decline on claims in Bull Canyon to the southwest, not owned by WUC. It has been on standby for many years. Denison completed reclamation of two of the ventilation holes in 2008 and 2010. The property has access to grid power; however, no source of industrial water has been identified yet. The Van 4 mine is currently being held as a property that is exploratory in nature. Exploration and mining plans have not been prepared for the project. Western Uranium & Vanadium Corp. has not yet undertaken any development work at the property. Power and water sources have not yet been assessed.

A prior owner of the Van 4 Mine had been granted a first Temporary Cessation from reclamation of the mine by the Colorado Mined Land Reclamation Board ("MLRB") which was set to expire June 23, 2017. Prior to its expiration, PRM formally requested an extension through a second Temporary Cessation. PRM subsequently participated in a public process which culminated in a hearing on July 26, 2017. Prior to the hearing, three non-profit organizations who pursue environmental and conservation objectives filed a brief objecting to the extension. The MLRB board members voted to grant a second five-year Temporary Cessation for the Van 4 Mine. Thereafter, the three objecting parties filed a lawsuit on September 18, 2017. The MLRB was named as the defendant and PRM was named as a party to the case due to the Colorado law requirement that any lawsuit filed after a hearing must include all of the parties in the proceeding. The plaintiff organizations are seeking for the court to set aside the board order granting a second five-year Temporary Cessation period to PRM for the Van 4 Mine. The Colorado state Attorney General was defending this action in the Denver Colorado District Court. On May 8, 2018, the Denver Colorado District Court ruled in favor, whereby the additional five-year temporary cessation period was granted. The Plaintiffs appealed this ruling to the Colorado Court of Appeals and on July 25, 2019 the ruling was reversed, ruling that the additional five-year temporary cessation period should not have been granted.

The MLRB and the Colorado Attorney General advised Western that it will not make an additional appeal of the ruling. Further, the time period for an appeal has passed. The Judge has subsequently issued an instruction for the MLRB to issue an order revoking the permit and putting the Van 4 Mine into reclamation. On January 22, 2020, the MLRB held a hearing and on March 2, 2020, the MLRB issued an order vacating the Van 4 Temporary Cessation, revoking the permit and ordered commencement of final reclamation, which must be completed within five (5) years. The Company commenced reclamation of the Van 4 Mine but progress has been delayed both by COVID-19 restrictions and countywide fire and open flame restrictions. The reclamation cost is fully covered by the reclamation bonds posted with the state of Colorado. Our mining operations team has made significant progress on the reclamation as all surface structures have been disassembled and the head-frame has been disassembled and moved offsite.

Accessibility

The Van #4 mine is accessible via Montrose County Roads year-round.

History

The Van#4 was initially permitted in the late 1970s and early 1980s by Union Carbide as part of a number of small mines named the Thunderbolt Group. Energy Fuels Nuclear, Inc. (EFN) acquired the mine in 1984 and then transferred the mine and permits to International Uranium Corporation (IUC) in 1997. IUC re-permitted the mine with DRMS (then known as the Division of Minerals and Geology) in 1999 because the previous permit had included other mines in the area that were not acquired by IUC. Mine Permit M-1997-032 with DRMS is currently in good standing and bonded for $75,057. Amendment AM-1, which incorporated the approved EPP, was issued on May 30, 2012. The permit has been transferred over the years from IUC to Denison Mines (USA) Corp. to Energy Fuels Resources (USA) Inc. and now to WUC by way of PRM.

Project Geology

The uranium-vanadium deposits occur in the upper and middle sandstones of the Salt Wash Member of the Morrison Formation. Deposits in this part of the Uravan Mineral Belt have a moderate V2O5: U3O8 ratio. The Company is in possession of much historic mine and drill data (former Union Carbide/Umetco property), as well as up-to-date mine maps. Denison drilled most recently (summer 2008) 21 wide-spaced exploration holes in sections 27 and 34. All have been reclaimed and the permit terminated.

Restoration and Reclamation.

There is a reclamation bond held by the Colorado DRMS for $75,057.

Permitting Status

Permit compliance is currently limited to an annual stormwater inspection; stormwater improvement work was completed in 2010 and 2012. The air permit with APCD was recently allowed to lapse, as the company does not have any immediate development or operation plans for the mine. The mine does not have EPA approval for radon emissions; however, this approval may not be needed to restart mining, as the life-of-mine production will likely be less than 100,000 tons. The DRMS mining permit was put into Temporary Cessation in February, 2014. Existing major permits at the mine include:

- BLM Plan of Operations COC-62522 (same as DRMS Permit M-97-032)

- DRMS 110d (Small Mine, DMO) Mine Permit M-97-032



6. Hansen/Taylor Ranch

The Property

Within the Project area, Black Range has mining agreements, owns fee minerals, holds options to purchase fee mineral rights, holds federal unpatented mining claims and mineral leases with the State of Colorado, and has in place surface access agreements, including:

- 1 x private Mineral Lease
- 1 x State Mineral Lease (UR3324)
- 1 x option to purchase 100% of the Hansen and Picnic Tree Deposits
- 108 Federal unpatented mining claims

The Hansen/Taylor Ranch Project is currently being held as a property that is exploratory in nature with no identified reserves. Neither exploration plans nor a mining plan exist for the project. Black Range Minerals has not undertaken development work at the property since groundwater well installation in 2013. Power and water sources have not yet been formally assessed.

Notably a portion of the Hansen/Taylor deposit was in dispute during 2017. On September 16, 2015, in connection with the Company's acquisition of Black Range, the Company assumed an option and exploration agreement (the "Option and Exploration Agreement") with STB Minerals, LLC, a Colorado limited liability company ("STB"). The Option and Exploration Agreement gives the Company the right to purchase 51% of the mineral rights of specific areas of the Hansen and Picnic Tree deposits (for which the Company already holds 49% of the rights). If the Company were to exercise its option under the Option and Exploration Agreement, it would require the Company to (a) make a cash payment of $2,500,000 immediately upon exercise; (b) issue common shares to STB amounting to a value of $3,750,000 immediately upon exercise; and (c) issue common shares to STB amounting to a value of $3,750,000 on the date that is 180 days following exercise. The Option and Exploration Agreement was scheduled to expire by its terms on July 28, 2017 if not exercised.

The Option and Exploration Agreement provided an extension for an "event of force majeure". Under this clause, the Company would receive an extension of the period during which it could exercise its option if it experiences an unreasonable delay outside its control that prevents it from exercising the option. On May 10, 2017, the Company provided to STB a notice that it was exercising the force majeure clause due to the delay by government regulators in licensing the Company's Kinetic Separation and permitting mining at the Hansen property. STB has contested the Company's finding that an event of force majeure has occurred. Ongoing negotiations continued until September 21, 2017 when the Company and STB agreed to settle the matter through the pre-established arbitration mechanism. Prior to the commencement of arbitration, a settlement was agreed to on February 28, 2018 through the execution of an Amendment of Option and Exploration Agreement. As consideration, the Company paid STB a $20,000 extension payment and granted STB the right to seek a bona fide written offer over the remaining term, and agreed to the removal of the force majeure clause from the agreement. The Company received an extension until July 28, 2019 and a right of first refusal to match any bona fide written offer. Hence the Company already owned 49% of the resource property and retained an option to purchase the 51% of the resource property that the Company did not already own for the duration of the agreement. Further the Company believes the execution of this agreement was without financial implications, and as such, the Company has not made any adjustment to these consolidated financials related to this matter.

Prior to July 28, 2019, the Company decided not to exercise the option to purchase the remaining 51% of the mineral rights of specific areas of the Hansen and Picnic Tree deposits, and thus the option has expired unexercised.

Accessibility

The Project is located in Fremont County, in South Central Colorado approximately 30 miles northwest of the city of Canon City. Canon City is the closest population center, and had a population of 16,400 in 2010. The largest metropolitan area in close proximity to the Project is Colorado Springs which is located approximately 46 miles northeast of Canon City and has a population of approximately 416,000. Figure 1 shows the locations of these population centers with respect to the Project.

For ground travel, Canon City is best accessed from Denver/Colorado Springs via I-25 south to State Highway 115 which intersects Highway 50 just east of Canon City. For air travel, alternatives include the Colorado Springs Municipal Airport (COS), which is a 16-gate facility served by 14 airlines and Denver's International Airport (DEN), which is 149 miles from Canon City. There is a small airport, Fremont County Airport (CNE), located in Canon City, which is open to private flights. The property has access to grid power; however, no source of industrial water has been identified yet.

History

Uranium mineralization was discovered in the Tallahassee Creek District in 1954 by two groups of prospectors. Between 1954 and 1972, 16 small open pit and underground mines were operated in the district. Discoveries, and most producing mines and production were in the Tallahassee Creek Conglomerate, with one mine, the Smaller Mine, producing from the Echo Park Formation. Exploration efforts were minimal until Rampart Exploration Company (Rampart), under contract to Cyprus, explored the Taylor Ranch area beginning in 1974 and discovered the Hansen Uranium Deposit along with other uranium deposits in the district. Cyprus took the Hansen and Picnic Tree deposits through a positive final feasibility analysis in 1980 for an open-pit mining and conventional uranium milling operation, and secured all necessary operating permits in 1981. The collapse of the uranium market led to Cyprus abandoning the project which lay dormant until Black Range Minerals began activities in late 2006.

Black Range Mineral's Taylor Ranch Project, CO, consists of a combination of private, BLM and State Section minerals, and private, BLM and State Section surface rights. Ownership of the private minerals and surface has mainly been by local ranchers. Western Nuclear held a portion of the property briefly in 1968. Cyprus gained control of mineral and surface rights during the period 1975-1978.

In 1993, Cyprus sold their Tallahassee Creek holdings to Noah (Buddy) and Diane Taylor who had managed ranching activities on the property. The Taylors were not able to make the final payment to Cyprus and sold the southern portion of their holdings which included the Hansen and Picnic Tree deposits to New Mexico and Arizona Land (now NZ Minerals) in 1996 who, in 1998, sold the property to South T-Bar Ranch, a subsidiary of Colorado developer Land Properties, while reserving a 49% interest in the minerals.

This part of Cyprus' prior holdings was subdivided, mainly into 35-acre parcels. Beginning in December 2006, through various purchases, leases and option agreements, Black Range Minerals has obtained mineral rights to most of the original Cyprus holdings.

Prior to the Hansen/Taylor Project being acquired by WUC, a mineral resource for the Hansen/Taylor Ranch Project for Black Range Minerals Limited. Black Range Reported a JORC compliant indicated uranium resources. This historic resource estimate was originally reported to Black Range Minerals Limited by Tetra Tech in four resource memos (collectively, the "Tetra Tech Reports"): 1) High Park Kriging Resources – Taylor Ranch Uranium Project, April 25, 2008; 2) North Hansen, Boyer Kriging Resources – Taylor Ranch Uranium Project, April 29, 2009; 3) Technical Memorandum – Boyer, Hansen and Picnic Tree Area Kriging Resources – Taylor Ranch Uranium Project, August 24, 2009; and 4) Technical Memorandum – Boyer, Hansen and Picnic Tree Area Kriging Resources – Taylor Ranch Uranium Project (Updated 2010), August 12, 2010. These memos were originally prepared by Rex Bryan of Tetra Tech, a qualified person under NI 43-101. The results reported in the Tetra Tech Reports are historical estimates under NI 43-101. However, the Company is not treating the historical estimate as current mineral resources, and S-K 1300 does not permit such historic estimates to be disclosed in Form 10-K annual reports.

The historic Black Range Minerals resource reported in the Tetra Tech Reports uses JORC indicated and inferred resource categories and does not contain reserves. There is no more recent data available on the Hansen/Taylor Project resource than that of the Tetra Tech Reports. In order to disclose a resource estimate as current, the Company would need to engage a qualified person (as defined under 43-101 and S-K 1300) to produce a technical report compliant with NI 43-101 and a feasibility study compliant with S-K 1300. The Company currently does not intend to commission such a technical report or feasibility study.

Project Geology

The deposits that make up the Project are tabular sandstone deposits associated with redox interfaces. The mineralisation is hosted in Tertiary sandstones and/or clay bearing conglomerates within an extinct braided stream, fluvial system or palaeochannel. Mineralisation occurred post sediment deposition when oxygenated uraniferous groundwater moving through the host rocks came into contact with redox interfaces, the resultant chemical change caused the precipitation of uranium oxides. The most common cause of redox interfaces is the presence of carbonaceous material that was deposited simultaneously with the host sediments. In parts of the Project the palaeochannel has been covered by Tertiary volcanic rocks and throughout the Project basement consists of Pre-Cambrian plutonics and metamorphic rocks. The volcanic and Pre-Cambrian rocks are believed to be the source of the uranium.

Restoration and Reclamation

During the fourth quarter of 2021, the Company received notice from the State of Colorado that its surety release request on the Hansen Picnic Tree property had been approved, and as such, this property is no longer subject to reclamation treatment. As the property wasn't a current development priority, Western completed reclamation on the property. The Company recorded a discontinuation of the Hansen Picnic Tree property's present value of $44,793 during the fourth quarter of 2021. On December 29, 2021, the Company moved the $154,936 restricted cash deposit into its cash after receiving payment from the state of Colorado.

Permitting Status

The project currently has an exploration permit through the Colorado Division of Reclamation, Mining and Safety as well as a Conditional Use Permit with the Fremont County Planning and Zoning Department.

Basis of Disclosure

The scientific and technical information provided in this Form 10-K on the Hansen/Taylor Ranch Project, as well all data and exploration information reported in this Form 10-K on the Hansen/Taylor Ranch Project, is based on the information reported in the Tetra Tech Reports.



Colorado
Location Map
DENVER
I-70
US-285
I-25
Fairplay
Tallahassee Creek Uranium District
US-24
Cripple Creek Gold Mine (Anglo)
Hartsel
Colorado Springs
High Park
Taylor Ranch Uranium Project
Cripple Creek
CO-9
Hansen Uranium Deposit
Salida
Canon City
BLACK RANGE
Project Location
Legend
US-50
Pueblo
20 kilometres

7. Bullen Property (Weld County)

The Property

The Bullen Property is a private land parcel located in Weld County Colorado and is inclusive of 139 surface acres and 160 mineral acres. The property location is Township 9 North, Range 60 West, 6th P.M., Section 34:NW/4.

Accessibility

The Bullen Property is accessible via Weld County roads year-round.

History

The Bullen Property is an oil and gas property located in Weld County Colorado. The Company acquired this non-core property in 2015 in the Black Range Minerals Limited acquisition. Black Range purchased the property in 2008 for its Keota Uranium Project. This project ran from 2008 to 2013, and at its peak there were five strategic interests which comprised approximately 3,300 acres in the Keota Uranium District. After the project ceased, the Bullen Property was the only acreage retained in Weld County by virtue of its outright ownership.

In 2017, the Company signed a three year oil and gas lease which in 2020 was extended for an additional three year term or the end of continuous operations. The consideration was in the form of upfront bonus payments and backend production royalty payments. Additional right-of-way easement agreements were signed which allowed for the development of a pipeline. The lease agreement allows the Company to retain property rights to vanadium, uranium, and other mineral resources.

In early 2020 Bison Oil & Gas ("Bison") traded this lease to Mallard Exploration ("Mallard"), Mallard subsequently filed an application with the Colorado Oil & Gas Conservation Commission (COGCC) to update the permitting to create a new pooled unit.

In late 2020 Mallard began development of the pooled unit. These DJ-Basin wells target the Niobrara formation. During 2021, the operator completed all well development stages and eight (8) wells commenced oil and gas production by August 2021. The first royalty payment was made in January 2022. During 2022, the operator completed all well development stages on a second set of eight (8) wells which commenced oil and gas production by August 2022. The first monthly royalty payment including production from the new wells was made in January 2023. Monthly royalty payments are ongoing.

In January 2023, Mallard was acquired by Bison.

Project Geology

The Bullen Property is located within the Denver-Julesburg Basin ("D-J Basin") which is inclusive of multiple oil and gas formations.

Permitting Status

Mallard's application with the Colorado Oil & Gas Conservation Commission (COGCC) created a new order to establish a drilling and spacing unit and set the maximum number of horizontal wells that may be drilled. The field rules were approved on August 24, 2020 (COGCC Order No. 535-1325). This order pooled five adjoining parcels into a 3,200 acre pooled unit ("Unit") and set the maximum number of wells at 24. A total of 16 wells have been permitted in the Unit. In 2021, the first set of 8 permitted wells were put into production. In 2022, the second set of 8 permitted wells were put into production. Thus all permitted wells in the pooled unit have been put into production and are paying monthly royalties.



<u>OTHER</u>

Ferris Haggerty

The Property

No leases or land use remain.

Accessibility

The reclamation project is accessible 4 to 6 months out of the year due to snow and closed access. Take Wyoming Highway west from Encampment, Wyoming for approximately 11 miles. Once across the divide, to the northeast there is a pullout for Medicine Bow National Forest recreation. Follow 4 wheel drive route 412 (Continental Divide Trail) for approximately 5 miles to the Haggerty creek watershed. Turn southwest onto a steep 4 wheel drive rout and travel for approximately 1.5 miles until you are at the property.

History

The Ferris-Haggerty Mine Site was one of the richest components of the Grand Encampment Mining District in Carbon County, Wyoming. The site was first exploited by Ed Haggerty, a prospector from Whitehaven, England, in 1897, when he established the Rudefeha Mine on a rich deposit of copper ore. Haggerty was backed by George Ferris and other investors, of whom all but Ferris dropped out. The partners sold an interest to Willis George Emerson, who raised investment funding for improvements to the mine. These facilities included a 16-mile (26 km) aerial tramway from Grand Encampment over the Continental Divide to the smelter in Encampment and a 4-mile (6.4 km) pipeline to the mine. The mine's assets were eventually acquired by the North American Copper Company for $1 million. By 1904 the mine had produced $1.4 million in copper ore, and was sold to the Penn-Wyoming Copper Company. However, even with copper prices peaking in 1907, the company had difficulty making a profit from the remove mine site. The company was over-capitalized and under-insured, and was suffered devastating fires at the mine site in March 1906 and May 1907 which halted production. Business disputes and a fall in copper prices prevented re-opening of the mine even after it was rebuilt. Machinery was salvaged after a foreclosure in 1913. A total of $2 million in copper ore was extracted from the mine during its life.

Project Geology

The Deposit is a tabular injection of magmatic metal differentiation product at the margins of an ultramafic intrusive of early Archean age (2.2 billion years ago). This intrusive was injected into pre-existing high siliceous sandstones and shales of massive thickness (+2,000 ft). Mineralization at the Ferris-Haggarty mine consists of disseminated pyrite and chalcopyrite grains that occur along bedding planes of the host quartzite. However, the massive ore body mined at the Ferris-Haggarty was described by Spencer (1904) to lie along quartzite-Schist contacts and to cross cut foliation. Based on the historic description, the ore may have been remobilized from the host quartzite during regional metamorphism and emplaced along the quartzite-schist contact by way of permeable fractures. The impermeable hanging wall schist may have formed a natural barrier to the ore solutions and produced an unusually rich ore body.

Restoration and Reclamation

Grass must grow on the drill pad disturbance areas from drilling which took place in 2007. These drill pads are located at 10,000 feet above sea level on the north face of a mountain on the Continental Divide.

During the first quarter of 2021, the Company received notice that its Ferris Haggerty property was no longer considered to be subject to reclamation treatment. On April 29, 2021, the Company moved the Ferris Haggerty $10,000 restricted cash deposit into its cash after receiving payment from the state of Wyoming.

INFRASTRUCTURE

The Company's carrying value of property, plant and equipment is as follows:

The Company holds a license to use Kinetic Separation, a proven technology that we anticipate will improve the efficiency of the sandstone hosted uranium mining process, although there are some uncertainties about whether the anticipated benefits will be realized. See Item 1, "Business – Corporate History" and "Business – Our Strategy – Uranium/Vanadium Production". The Kinetic Separation Process." Kinetic Separation is a low cost, purely physical method of uranium and vanadium ore extraction. Kinetic Separation has been initially tested in order to understand the hydro and mechanical separation processes. The Company used a prototype Kinetic Separation test system to test several different samples of uranium ore from the Sunday Mine Complex and the Hansen/Taylor Ranch properties. In all cases, uranium ore that was entered into the Kinetic Separation pilot test system appeared to concentrate most of the uranium into the post kinetically separated material consisting of a fraction of the original mass, leaving most of the post kinetically separated materials which did not contain any uranium. The results of these tests have not yet been validated by a qualified person.

During 2016, the Company submitted documentation to the Colorado Department of Public Health and Environment ("CDPHE") for a determination ruling regarding the type of license which may be required for the application of Kinetic Separation at the Sunday Mine Complex within the state of Colorado. During May and June of 2016, CDPHE held four public meetings in several cities in Colorado as part of the process. On July 22, 2016 CDPHE closed the comment period. In connection with this matter, the CDPHE consulted with the NRC. In response, the CDPHE received an advisory opinion dated October 16, 2016, which did not contain support for the NRC's opinion and with which the Company's regulatory counsel does not agree. NRC's advisory opinion recommended that Kinetic Separation should be regulated as a milling operation but did recognize that there may be exemptions to certain milling regulatory requirements because of the benign nature of the non-uranium bearing sands produced after Kinetic Separation is completed on uranium-bearing ores. On December 1, 2016, the CDPHE issued a determination that the proposed Kinetic Separation operations at the Sunday Mine must be regulated by the CDPHE through a milling license. Beginning in 2017 the Company's regulatory counsel has prepared significant documentation in preparation for a prospective submission. On September 13, 2019, the Company's regulatory counsel submitted a whitepaper to the NRC entitled "Recommendations on the Proper Legal and Policy Interpretation for Using Kinetic Separation Processes at Uranium Mine Sites." On July 24, 2020, the NRC staff responded with a letter in support of the original conclusion. Western's regulatory counsel has proposed alternatives. However, management has decided not to proceed at this time, given its present opportunity set.

The Company holds mineral properties as outlined below.

Pinon Ridge Properties

On August 18, 2014, the Company purchased mining assets from Energy Fuels Holding Corp. in an arm's length transaction. The mining assets include both owned and leased land in the states of Utah and Colorado. All of the mining assets represent properties which have previously been mined to different degrees for uranium. As some of the properties have not formally established proven or probable reserves, there may be greater inherent uncertainty as to whether or not any mineralized material can be economically extracted as originally planned and anticipated.

The Company's mining properties acquired on August 18, 2014 which the Company still retains as of December 31, 2020, include the San Rafael Uranium Project located in Emery County, Utah; the Sunday Mine Complex located in western San Miguel County, Colorado; the Van 4 Mine located in western Montrose County, Colorado; the Sage Mine project located in San Juan County, Utah; and the Dunn project located in San Juan and San Miguel counties, Colorado.

Black Range Properties

On September 16, 2015, in connection with the Black Range Transaction, the Company acquired additional mineral properties. The mining assets acquired through Black Range include leased land in the states of Colorado, Wyoming and Alaska. None of these mining assets were operational at the date of acquisition. As these properties have not formally established proven or probable reserves, there may be greater inherent uncertainty as to whether or not any mineralized material can be economically extracted as originally planned and anticipated.

The Company's mining properties acquired on September 16, 2015 which the Company still retains as of December 31, 2020, include Hansen, North Hansen, High Park, Hansen Picnic Tree, Taylor Ranch, located in Fremont County, Colorado. The Company also acquired Keota located in Weld County, Wyoming.

In connection with the Black Range Transaction, Western assumed a mortgage secured by land, building and improvements at 1450 North 7 Mile Road, Casper, Wyoming, with interest payable at 8.00% and payable in monthly payments of $11,085 with the final balance of $1,044,015 due as a balloon payment on January 16, 2016. The Company did not pay the mortgage on its due date. On May 26, 2016, the Company executed agreements with the mortgage holder whereby in an equal exchange the mortgage was exchanged for the land, building and improvements on which it was secured, pursuant to which no further financial consideration is required.

During the second quarter of 2016, the Company initiated actions to cancel its coal mining leases in Alaska. In connection therewith, the Company notified the state of Alaska of its intent to forfeit the posted bond in satisfaction of the reclamation liabilities at the site. In response to the Company's notification, the Company received notification that the state of Alaska was initiating forfeiture of the Company's performance bond for reclamation. However, the notice indicated an additional surety bond of $150,000 in excess of the $210,500 cash bond, which had been posted by the Company upon purchase of the property. The Company and its advisors do not believe that it is obligated for this additional amount of claimed reclamation obligation. The Company is working with its legal counsel and the State of Alaska to resolve this matter. The Company has not recorded an additional $150,000 obligation as the Company does not expect, based on the advice of legal counsel, to be obligated to an amount greater than that presently reflected in the reclamation liability. During the year ended December 31, 2016, the Company adjusted the fair value of its reclamation obligation and for the Alaska mine, accreted $183,510 to bring its reclamation liability to face value. The portion of the reclamation liability related to the Alaska mine, and its related restricted cash are included in current liabilities, and current assets, respectively, at a value of $215,976 and $215,976. On January 20, 2017, the State of Alaska notified the Company that its reclamation bond had been forfeited to be used to satisfy the reclamation obligation. However, no amount had yet been determined in respect to the final cost of the reclamation obligation.

As the properties are not in production, they are not covered by various types of insurance including property and casualty, liability and umbrella coverage. We have not experienced any material uninsured or under insured losses related to our properties in the past and believe our approach sufficient given the inactivity.

ITEM 3. LEGAL PROCEEDINGS

Other than described below, management is not aware of any material legal proceedings that are pending or that have been threatened against us or our subsidiaries or any of our respective properties, and none of our directors, officers, affiliates or record or beneficial owners of more than 5% of our common shares, or any associate of any such director, officer, affiliate or shareholder, is (i) a party adverse to us or any of our subsidiaries in any legal proceeding or (ii) has an adverse interest to us or any of our subsidiaries in any legal proceeding.

The Company is subject to periodic inspection by certain regulatory agencies for the purpose of determining compliance by the Company with the conditions of its licenses. In the ordinary course of business, minor violations may occur; however, these are not expected to result in material expenditures or have any other material adverse effect on the Company.

A prior owner of the Van 4 Mine had been granted a first Temporary Cessation from reclamation of the mine by the Colorado Mined Land Reclamation Board ("MLRB") which was set to expire June 23, 2017. Prior to its expiration, PRM formally requested an extension through a second Temporary Cessation. PRM subsequently participated in a public process which culminated in a hearing on July 26, 2017. Prior to the hearing, three non-profit organizations who pursue environmental and conservation objectives filed a brief objecting to the extension. The MLRB board members voted to grant a second five-year Temporary Cessation for the Van 4 Mine. Thereafter, the three objecting parties filed a lawsuit on September 18, 2017. The MLRB was named as the defendant and PRM was named as a party to the case due to the Colorado law requirement that any lawsuit filed after a hearing must include all of the parties in the proceeding. The plaintiff organizations are seeking for the court to set aside the board order granting a second five-year Temporary Cessation period to PRM for the Van 4 Mine. The Colorado state Attorney General was defending this action in the Denver Colorado District Court. On May 8, 2018, the Denver Colorado District Court ruled in favor, whereby the additional five-year temporary cessation period was granted. The Plaintiffs appealed this ruling to the Colorado Court of Appeals and on July 25, 2019 the ruling was reversed, ruling that the additional five-year temporary cessation period should not have been granted.

The MLRB and the Colorado Attorney General advised Western that it will not make an additional appeal of the ruling. Further, the time period for an appeal has passed. The Judge has subsequently issued an instruction for the MLRB to issue an order revoking the permit and putting the Van 4 Mine into reclamation. On January 22, 2020, the MLRB held a hearing and on March 2, 2020, the MLRB issued an order vacating the Van 4 Temporary Cessation, revoking the permit and ordered commencement of final reclamation, which must be completed within five (5) years. The Company commenced reclamation of the Van 4 Mine but progress has been delayed both by COVID-19 restrictions and countywide fire and open flame restrictions. The reclamation cost is fully covered by the reclamation bonds posted upon acquisition of the property.

On February 4, 2020, the Colorado DRMS sent a Notice of Hearing to Declare Termination of Mining Operations related to the status of the mining permits issued by the state of Colorado for the Sunday Mine Complex. At issue is the application of an unchallenged Colorado Court of Appeals Opinion for a separate mine (Van 4) with very different facts that are retroactively modifying DRMS rules and regulations. The Company maintains that it was timely in meeting existing rules and regulations. The hearing was scheduled to be held during several monthly MLRB Board meetings, but this matter has been delayed several times. The permit hearing was held during MLRB Board monthly meeting on July 22, 2020. At issue was the status of the five existing permits which comprise the Sunday Mine Complex. Due to COVID restrictions, the hearing took place utilizing a virtual-only format. The Company prevailed in a 3 to 1 decision which acknowledged that the work completed at the Sunday Mines under DRMS oversight was timely and sufficient for Western to maintain these permits. In a subsequent July 30, 2020 letter, the DRMS notified the Company that the status of the five permits (Sunday, West Sunday, St. Jude, Carnation, and Topaz) had been changed to Active status effective June 10, 2019, the original date on which the change of the status was approved. On August 23, 2020, the Company initiated a request for temporary cessation status for the Sunday Mine Complex as the mines had not been restarted within a 180-day window due to the direct and indirect impacts of the COVID-19 pandemic. Accordingly, a permit hearing was scheduled for October 21, 2020 to determine temporary cessation status. In a unanimous vote, the MLRB approved temporary cessation status for each of the five Sunday Mine Complex permits (Sunday, West Sunday, St. Jude, Carnation, and Topaz). On October 9, 2020, the MLRB issued a board order which finalized the findings of the July 22, 2020 permit hearing. On November 10, 2020, the MLRB issued a board order which finalized the findings of the October 21, 2020 permit hearing. On November 6, 2020, the MLRB signed an order placing the five Sunday Mine Complex mine permits into Temporary Cessation. On November 12, 2020, a coalition of environmental groups (the "Plaintiffs") filed a complaint against the MLRB seeking a partial appeal of the July 22, 2020 decision by requesting termination of the Topaz Mine permit.

On December 15, 2020, the same coalition of environmental groups amended their complaint against the MLRB seeking a partial appeal of the October 21, 2020 decision requesting termination of the Topaz Mine permit. The Company has joined with the MLRB in defense of their July 22, 2020 and October 21, 2020 decisions. On May 5, 2021, the Plaintiff in the Topaz Appeal filed an opening brief with the Denver District Court seeking to overturn the July 22, 2020 and October 21, 2020 MLRB permit hearing decisions on the Topaz Mine permit. The MLRB and the Company were to respond with an answer brief within 35 days on or before June 9, 2021, but instead sought a settlement. The judicial review process was delayed as extensions were put in place until August 20, 2021. A settlement was not reached and the MLRB and the Company submitted answer briefs on August 20, 2021. The Plaintiff submitted a reply brief on September 10, 2021. On March 1, 2022, the Denver District Court reversed the MLRB's orders regarding the Topaz Mine and remanded the case back to MLRB for further proceedings consistent with its order. The Company and the MRLB had until April 19, 2022 to appeal the Denver District Court's ruling. Neither the Company nor the MLRB appealed the Denver District Court ruling. Subsequently on March 20, 2023, the MLRB issued a board order for the Company to commence final reclamation, which upon completion will terminate mining operations at the Topaz Mine. Reclamation is to commence immediately at the Topaz Mine and is to be completed within five years by March 2028. The Company is currently working toward the completion of an updated Topaz Mine Plan of Operations which is a separate federal requirement of the BLM for the conduct of mining activities on the federal land at the Topaz Mine and needed to re-permit the Topaz Mine with Colorado's DRMS.

ITEM 4. MINE SAFETY DISCLOSURES

For Western, safety is a core value, and we strive for superior performance. Our health and safety management system, which includes detailed standards and procedures for safe production, addresses topics such as employee training, risk management, workplace inspection, emergency response, accident investigation, and program auditing. In addition to strong leadership and involvement from all levels of the organization, these programs and procedures form the cornerstone of safety at Western, ensuring that employees are provided a safe and healthy environment and are intended to reduce workplace accidents, incidents and losses, comply with all mining-related regulations and provide support for both regulators and the industry to improve mine safety.

The operation of our U.S. based mine is subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). MSHA inspects our mine on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act Following passage of The Mine Improvement and New Emergency Response Act of 2006, MSHA significantly increased the number of citations and orders charged against mining operations. The dollar penalties assessed for citations issued has also increased in recent years.

Western is required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, and that required information is included in Exhibit 95 and is incorporated by reference in this annual report.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common shares trade on the OTCQX Market under the "WSTRF" trading symbol.

Our common shares are listed for trading in Canada on the CSE under the symbol "WUC".

Shareholders

According to our transfer agent, as of March 31, 2023 there were approximately 3,400 holders of record of our common shares.

ITEM 6. [RESERVED]

Not Applicable

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The information disclosed in this annual report, and the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained or incorporated by reference in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us and speak only as of the date of each such statement. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in Item 1A, "Risk Factors" and this Item 7 of this annual report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

The following discussion should be read in conjunction with our audited consolidated annual financial statements and footnotes thereto contained in this annual report.

Overview

General

Western Uranium & Vanadium Corp. ("Western" or the "Company", formerly Western Uranium Corporation) was incorporated in December 2006 under the Ontario Business Corporations Act. On November 20, 2014, the Company completed a listing process on the Canadian Securities Exchange ("CSE"). As part of that process, the Company acquired 100% of the members' interests of Pinon Ridge Mining LLC ("PRM"), a Delaware limited liability company. The transaction constituted a reverse takeover ("RTO") of Western by PRM. Subsequent to obtaining appropriate shareholder approvals, the Company reconstituted its board of directors and senior management team. Effective September 16, 2015, Western completed its acquisition of Black Range Minerals Limited ("Black Range").

On August 18, 2014, the Company closed on the purchase of certain mining properties in Colorado and Utah from Energy Fuels Holding Corp. Assets purchased included both owned and leased lands in Utah and Colorado, and all represent properties that have been previously mined for uranium to varying degrees in the past. The acquisition included the purchase of the Sunday Mine Complex. The Sunday Mine Complex is located in western San Miguel County, Colorado. The complex consists of the following five individual mines: the Sunday mine, the Carnation mine, the Saint Jude mine, the West Sunday mine and the Topaz Mine. The operation of each of these mines requires a separate permit, and all such permits have been obtained by Western and are currently valid. In addition, each of the mines has good access to a paved highway, electric power to existing declines, office/storage/shop and change buildings, and an extensive underground haulage development with several vent shafts complete with exhaust fans. The Sunday Mine Complex is the Company's core resource property and in July 2021was assigned "Active" status when mining operations were restarted.

On September 16, 2015, Western completed its acquisition of Black Range, an Australian company that was listed on the Australian Securities Exchange until the acquisition was completed. The acquisition terms were pursuant to a definitive Merger Implementation Agreement entered into between Western and Black Range. Pursuant to the agreement, Western acquired all of the issued shares of Black Range by way of Scheme of Arrangement ("the Scheme") under the Australian Corporation Act 2001 (Cth) (the "Black Range Transaction"), with Black Range shareholders being issued common shares of Western on a 1 for 750 basis. On August 25, 2015, the Scheme was approved by the shareholders of Black Range, and on September 4, 2015, Black Range received approval by the Federal Court of Australia. In addition, Western issued options to purchase Western common shares to certain employees, directors, and consultants. Such stock options were intended to replace Black Range stock options outstanding prior to the Black Range Transaction on the same 1 for 750 basis.

The Company has registered offices at 330 Bay Street, Suite 1400, Toronto, Ontario, Canada, M5H 2S8, and its common shares are listed on the CSE under the symbol "WUC" and are traded on the OTCQX Best Market under the symbol "WSTRF". Its principal business activity is the acquisition and development of uranium and vanadium resource properties in the states of Utah and Colorado in the United States of America ("United States").

Recent Developments

January 2022 Private Placement

On January 20, 2022, the Company closed on a non-brokered private placement of 2,495,575 units at a price of CAD $1.60 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $3,992,920. Each unit consisted of one common share of Western plus one common share purchase warrant of Western. Each warrant entitled the holder to purchase one common share at a price of CAD $2.50 per share for a period of three years following the closing date of the private placement. A total of 2,495,575 common shares and 2,495,575 warrants were issued to investors, and 98,985 warrants were issued to broker dealers in connection with the private placement.

Annual 2022 Incentive Stock Option Grant

The Company granted an aggregate of 1,665,000 stock options ("Options") to purchase common shares to a number of officers, directors, and employees of Western under the Company's Incentive Stock Option Plan. The Options were granted on October 31, 2022 after market close, and with the exercise price being set at CAD$1.60 based upon the lower of the closing price on the day of the grant, and the pricing of units offered in the most recent private placement conducted by Western. Each option is exercisable to acquire one common share for a five-year term starting with the vesting date. The Options vest equally in two instalments beginning on the date of grant and thereafter on April 30, 2023.

Bullen Property (Weld County)

The Bullen Property is an oil and gas property located in Weld County Colorado. The Company acquired this non-core property in 2015 in the Black Range Minerals Limited acquisition, and Black Range purchased the property in 2008 for its Keota Uranium Project.

In 2017, the Company signed a three year oil and gas lease which in 2020 was extended for an additional three year term or until the end of continuous operations. The consideration was in the form of upfront bonus payments and a backend production royalty payment. Additional right-of-way easement agreements were signed which allowed for the development of a pipeline. The lease agreement allows the Company to retain property rights to vanadium, uranium, and other mineral resources.

In early 2020 Bison Oil & Gas ("Bison") traded this lease to Mallard Exploration ("Mallard"), Mallard subsequently filed an application with the Colorado Oil & Gas Conservation Commission (COGCC) to update the permitting to create a new pooled unit.

In late 2020 Mallard began development of the pooled unit. These DJ-Basin wells target the Niobrara formation. During 2021, the operator completed all well development stages and eight (8) wells commenced oil and gas production by August 2021. The first royalty payment was made in January 2022. During 2022, the operator completed all well development stages on a second set of eight (8) wells which commenced oil and gas production by August 2022. The first monthly royalty payment including production from the new wells was made in January 2023. Monthly royalty payments are ongoing.

In January 2023, Mallard was acquired by Bison.

During the years ended December 31, 2022 and 2021, we recognized aggregate revenue of $635,363 and $272,142, respectively, under these oil and gas lease arrangements. On January 31, 2022, the operator of the Weld County Colorado oil and gas pooled trust issued the first cumulative royalty payment in the amount of $207,552 for August 2021 through December 2021 sales, which was recognized as income in the fourth quarter of 2021.

Kinetic Separation Licensing

During 2016, the Company submitted documentation to the Colorado Department of Public Health and Environment ("CDPHE") for a determination ruling regarding the type of license which may be required for the application of Kinetic Separation at the Sunday Mine Complex within the state of Colorado. During May and June of 2016, CDPHE held four public meetings in several cities in Colorado as part of the process. On July 22, 2016, CDPHE closed the comment period. In connection with this matter, the CDPHE consulted with the NRC. In response, the CDPHE received an advisory opinion, dated October 16, 2016, which did not contain support for the NRC's opinion and with which the Company's regulatory counsel does not agree. NRC's advisory opinion recommended that Kinetic Separation should be regulated as a milling operation but did recognize that there may be exemptions to certain milling regulatory requirements because of the benign nature of the non-uranium bearing sands produced after Kinetic Separation is completed on uranium-bearing ores. On December 1, 2016, the CDPHE issued a determination that the proposed Kinetic Separation operations at the Sunday Mine Complex must be regulated by the CDPHE through a milling license. Beginning in 2017, the Company's regulatory counsel prepared significant documentation in preparation for a prospective submission. On September 13, 2019, the Company's regulatory counsel submitted a white paper to the NRC entitled "Recommendations on the Proper Legal and Policy Interpretation for Using Kinetic Separation Processes at Uranium Mine Sites." On July 24, 2020, the NRC staff responded with a letter in support of the original conclusion. Western's regulatory counsel has proposed alternatives. However, management has decided not to proceed at this time, given its present opportunity set.

Sunday Mine Complex Permitting Status

On February 4, 2020, the Colorado DRMS sent a Notice of Hearing to Declare Termination of Mining Operations related to the status of the mining permits issued by the state of Colorado for the Sunday Mine Complex. At issue was the application of an unchallenged Colorado Court of Appeals Opinion for a separate mine (Van 4) with very different facts that are retroactively modifying DRMS rules and regulations. The Company maintains that it was timely in meeting existing rules and regulations. The hearing was scheduled to be held during several monthly MLRB Board meetings, but this matter was delayed several times. The permit hearing was held during the MLRB Board monthly meeting on July 22, 2020. At issue was the status of the five existing permits which comprise the Sunday Mine Complex. Due to COVID-19 restrictions, the hearing took place utilizing a virtual-only format. The Company prevailed in a 3 to 1 decision which acknowledged that the work completed at the Sunday Mine Complex under DRMS oversight was timely and sufficient for Western to maintain these permits. In a subsequent July 30, 2020 letter, the DRMS notified the Company that the status of the five permits (Sunday, West Sunday, St. Jude, Carnation, and Topaz) had been changed to "Active" status effective June 10, 2019, the original date on which the change of the status was approved. On August 23, 2020, the Company initiated a request for Temporary Cessation status for the Sunday Mine Complex as the mines had not been restarted within a 180-day window due to the direct and indirect impacts of the COVID-19 pandemic. Accordingly, a permit hearing was scheduled for October 21, 2020 to determine Temporary Cessation status. In a unanimous vote, the MLRB approved Temporary Cessation status for each of the five Sunday Mine Complex permits (Sunday, West Sunday, St. Jude, Carnation, and Topaz). On October 9, 2020, the MLRB issued a board order which finalized the findings of the July 22, 2020 permit hearing. On November 10, 2020, the MLRB issued a board order which finalized the findings of the October 21, 2020 permit hearing. On November 6, 2020, the MLRB signed an order placing the five Sunday Mine Complex mine permits into Temporary Cessation. On November 12, 2020, a coalition of environmental groups (the "Plaintiffs") filed a complaint against the MLRB seeking a partial appeal of the July 22, 2020 decision by requesting termination of the Topaz Mine permit. On December 15, 2020, the same coalition of environmental groups amended their complaint against the MLRB seeking a partial appeal of the October 21, 2020 decision requesting termination of the Topaz Mine permit. The Company has joined with the MLRB in defense of their July 22, 2020 and October 21, 2020 decisions. On May 5, 2021, the Plaintiffs in the Topaz Appeal filed an opening brief with the Denver District Court seeking to overturn the July 22, 2020 and October 21, 2020 MLRB permit hearing decisions on the Topaz Mine permit. The MLRB and the Company were to respond with an answer brief within 35 days on or before June 9, 2021, but instead sought a settlement. The judicial review process was delayed as extensions were put in place until August 20, 2021. A settlement was not reached, and the MLRB and the Company submitted answer briefs on August 20, 2021. The Plaintiff submitted a reply brief on September 10, 2021. On March 1, 2022, the Denver District Court reversed the MLRB's orders regarding the Topaz Mine and remanded the case back to MLRB for further proceedings consistent with its order. The Company and the MLRB had until April 19, 2022 to appeal the Denver District Court's ruling. Neither the Company nor the MLRB appealed the Denver District Court ruling. Subsequently on March 20, 2023, the MLRB issued a board order for the Company to commence final reclamation, which upon completion will terminate mining operations at the Topaz Mine. Reclamation is to commence immediately at the Topaz Mine and is to be completed within five years by March 2028. The Company is currently working toward the completion of an updated Topaz Mine Plan of Operations which is a separate federal requirement of the BLM for the conduct of mining activities on the federal land at the Topaz Mine and needed to re-permit the Topaz Mine with Colorado's DRMS.

Sunday Mine Complex Project 2021/2022 Project

The SMC project entailed the development of multiple SMC ore bodies and involves a shift in the base of operations from the St. Jude Mine (2019) to the Sunday Mine (2021). The Sunday Mine Complex is the Company's core resource property and in July 2021 was assigned "Active" status when mining operations were restarted. Underground development began in August 2021 following mine ventilation, power upgrades, and increasing explosive capabilities. The first target was the extension of the drift (tunnel) 150 feet to reach the first surface exploration drill hole to access the GMG Ore Body (GMG). Early results were positive as drilling toward the GMG resulted in the location of ore-grade material within thirty feet of the existing mine workings. Notably, only limited exploration drilling has been done in this area due to the mountainous terrain on the surface above. As drifting proceeded, very high-grade ore continued to be intersected through the drift path and on both sides of the drift. As a result, the team shifted from development to mining. From December 2021 to March 2022, over 3,000 tons of uranium/vanadium ore was mined from the drift. The mining contractor calculated grades based upon scintillometer sampling of each 10-ton truckload.

At the end of March 2022, the mining contractor engaged by Western decided to retire from contract mining operations. Thereafter, Western began the acquisition of a full complement of mining equipment and personnel to take over mining operations. Western's transition from employing a mining contractor to building an in-house mining operation has now been completed. Since this transition began in spring 2022, additional employees have been hired to support mining operations and mining equipment and vehicles have been acquired to support deployment of two (2) fully equipped mining teams. The equipment has been prepared for operations and readied for deployment; site infrastructure upgrades have been finished. In early 2023, the mines were reopened for ventilation and infrastructure upgrades. Mining operations are restarting in April 2023 and will initially involve additional development of the GMG Ore Body, stockpiling of high-grade ore and underground drilling/exploration to define additional production zones. The next project will be similar in scope but on the St. Jude Mine target areas defined during the 2019/2020 work project.

Uranium Section 232 Investigation/Nuclear Fuel Working Group Process

An investigation under Section 232 of the Trade Expansion Act of 1962 was undertaken by the DoC in 2018 to assess the impact to national security of the importation of the vast majority of uranium utilized by the approximately 100 operative civilian nuclear reactors within the United States. In response to the Section 232 report, the White House disseminated a Presidential Memoranda in July 2019. At that time, President Trump formed the Nuclear Fuel Working Group ("NFWG") to find solutions for reviving and expanding domestic nuclear fuel production and reinvigorating recommendations.

In April 2020, the DoE released the NFWG report entitled "Restoring America's Competitive Nuclear Energy Advantage – A strategy to assure U.S. national security." The report outlines a strategy for the reestablishment of critical capabilities and direct support to the front end of the U.S. domestic nuclear fuel cycle. The undertaking of some NFWG findings and recommendations was a positive outcome for the U.S. nuclear industry and U.S. uranium miners.

The Russian Suspension Agreement was extended for an additional 20 years until 2040. Existing categories of quotas on imports of Russian uranium into the U.S. were reduced by a graduated scale, and additional provisions were modified to eliminate loopholes. Also, the DoE made multiple investment awards to companies advancing new nuclear technologies. TerraPower and X-energy received awards to build demonstration models of their advanced reactor designs, and NuScale received support to deploy the first U.S. small modular reactor ("SMR") plan comprised of 12 modules at the Idaho National Laboratory. The International Development Finance Corp. signed a letter of intent to finance NuScale's development of 42 SMR modules in South Africa. In an acknowledgement of the future growth potential of new nuclear technologies, the U.S. government has increased its industry support.

In December 2020, U.S. Congress passed the "COVID-Relief and Omnibus Spending Bill," which included $75 million for the establishment of a strategic U.S. Uranium Reserve. The Biden-Harris Administration has rolled the 2021 funding into its 2022 fiscal year budget to continue this initiative. In July 2021, the uranium Section 232 report was publicly released. The report concluded that uranium imports were "weakening our internal economy" and "threaten to impair the national security" and recommended immediate actions to "enable U.S. producers to recapture and sustain a market share of U.S. uranium consumption".

The Russian invasion of Ukraine has fast tracked the Uranium Reserve Program. On May 5, 2022, the U.S. Secretary of Energy Jennifer Granholm testified before the Senate Committee on Energy and Natural Resources that the DoE "would make direct purchases of domestically mined and converted uranium this calendar year to establish a strategic uranium reserve". Secretary Granholm's comments make clear that the U.S. is thinking larger. Granholm stated that "We should not be sending any money to Russia for any American energy or for any other reason," and "if we move away from Russia right away, we want to make sure we have the ability to continue to keep the fleet afloat." To accomplish this, she further disclosed that the DoE is "developing a full-on uranium strategy that's going through the interagency process."

Subsequently in June 2022, the DoE issued a Request for Proposals ("RFP") to purchase up to 1 million pounds of uranium at an initial funding level of $75 million into the newly established U.S. Uranium Reserve. The RFP sought uranium that was already held in inventory at Honeywell's Metropolis Works Plant, the U.S. conversion facility. The DOE awarded contracts in December 2022 for the purchase of approximately 1,000,000 lbs of uranium. To fulfill Uranium Reserve requirements, U.S. origin uranium will be delivered during the first quarter of 2023. Five uranium companies disclosed receiving contract awards within a price range from $59.50 to $70.50 per pound. Western did not hold qualifying inventory, and as such did not submit a bid proposal. An expansion of the U.S. Uranium Reserve program continues to be discussed. As originally proposed, the program contemplated $150M in annual purchases for a 10-year period, which would aggregate to $1.5 billion over its lifetime.

Vanadium Section 232 Investigation

In the United States, a petition for an investigation under Section 232 of the Trade Expansion Act of 1962 was requested by two domestic companies in November 2019. In June of 2020, the U.S. Secretary of Commerce, Wilbur Ross, initiated an investigation into whether the present quantities or circumstances of vanadium imports into the United States threaten to impair the national security. The Section 232 National Security Investigation of Imports of Vanadium was concluded, and a report was submitted to President Biden in February 2021. In July 2021, the report was made public. It concluded that vanadium imports "do not threaten to impair the national security as defined in Section 232," but identified and recommended "several actions that would help to ensure reliable domestic sources of vanadium and lessen the potential for imports to threaten national security." No action has been taken on these recommendations.

Biden-Harris Administration Initiatives

The positive momentum has continued for the nuclear and uranium mining sector due to the Biden-Harris Administration's emphasis on climate change. Upon taking office, the Biden team immediately rejoined the Paris Agreement and continued its pursuit of campaign promises of investments in clean energy, creating jobs, producing clean electric power, and achieving carbon-pollution free energy in electricity generation by 2035. Since taking office, President Biden has given all agencies climate change initiatives and has started a climate change working group. The existing U.S. nuclear reactor fleet currently produces in excess of 50% of U.S. clean energy, and new, advanced nuclear technologies promise to generate additional clean energy. A White House national climate advisor told the media in a press briefing that the Biden-Harris Administration intends to seek a national clean energy standard that includes nuclear energy. The Company believes that nuclear energy will be increasingly able to compete on a level playing field with renewable energy technologies. The Harris-Biden DoE has been a supporter of new nuclear technologies and invested in next generation demonstration reactors due to its pro-climate agenda.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act, which is a significantly reduced version of the Build Back Better plan. This Act provides for $369 billion in climate and energy investments, a portion of which will significantly benefit the U.S. domestic nuclear industry. Notably, while protecting the climate, there is a leveling of the playing field with renewable energy, which has long benefited from government support. We see the benefits to nuclear split across existing reactors, new advanced reactors, low enriched uranium and high-assay low enriched uranium nuclear fuels, and in multiple stages of the domestic nuclear fuel cycle. We believe that each of these benefits increase future aggregate uranium demand. While this represents the largest funding support of the U.S. nuclear industry in decades, there could be a larger secondary benefit as greater funding was allocated to battery technologies including vanadium redox flow batteries (VRFB).

During 2022, we have observed the DoE becoming increasingly outspoken and working hard at creating nuclear fuel solutions to address the current dependence on Russia and promote a geopolitical realignment of the nuclear fuel cycle away from Russia. As an example, during September 2022, activity in the U.S. escalated in response to Russia's invasion of Ukraine. The U.S. Secretary of Energy, Jennifer Granholm, in an address to the IAEA Vienna conference stated: "And for those countries held hostage by Russian fossil fuels right now, nuclear power—freed of Russian supply chains—is part of the solution to sever that dependence." The Biden-Harris Administration requested $1.5 billion in emergency funding to replace nuclear fuel and services coming from Russia. This followed the DOE $4.3 billion commitment for the development of expanded domestic reactor fuel supply chain specifically focused on domestic enrichment and conversion services. Most notably, the DoE continues to make preparations for a Russian counter-sanction terminating the flow of nuclear fuel and services from Russia. Multiple bills were introduced into the U.S. legislature, and many of these have bipartisan support.

Nuclear Fuel and Uranium Effect from the Russian Invasion of Ukraine

The start of the Russia/Ukraine war created extraordinary volatility in uranium markets during the first half of 2022. At the peak, the spot price was at an 11-year high. Prior to the invasion on February 24, 2022, uranium spot prices were in the $43 per pound range and rose to slightly over $63 per pound by April 2022, an increase of ~$20 per pound. Later in May 2022 and June 2022, the spot price receded to $45 levels, before recovering to the $50 level into September 2022. In the subsequent six months, the spot price of uranium has been range bound at $50 +/- per pound levels.

Equity markets followed the price action of physical uranium prices in speculation that governments worldwide would sanction and ban nuclear fuel from Russia. This was in recognition of Russia's dominant position in nuclear fuel services including 38% of world conversion capacity and 46% of world enrichment capacity. The market position of Rosatom, Russia's national nuclear company, was developed through decades of government subsidies. However, because of the lack of replacement capacity in the global nuclear fuel cycle, Rosatom has avoided sanctions.

Because of the Ukraine invasion, new contracts are largely not being signed with Rosatom, but deliveries under existing contracts continue to be made. Customer dependencies upon the Russian supply of uranium, conversion and enrichment are being addressed slowly by governments as alternative suppliers are not currently available. However, a desire to stay away from bad actors and the threat of Russia weaponizing energy exports or a Russian embargo has elicited responses. Worldwide, utilities have accelerated their contracting of non-Russian conversion and enrichment services. New uranium supply agreements are being signed with western producers. In the United States, multiple new nuclear funding programs have already been put in place and the language from the Department of Energy has only gotten stronger. The Secretary of Energy recently declared: "The United States wants to be able to source its own fuel from ourselves and that's why we are developing a uranium strategy."

In January 2023, ban and sanction discussions intensified as Rosatom was shown to have become an active participant in the Ukraine war. An article entitled "Russia's nuclear entity aids war effort, leading to calls for sanctions" was published by the Washington Post. Obtained documents show that the Rosatom state nuclear power conglomerate was supplying the Russian military with "components, technology, and raw materials for missile fuel" to be used in the Ukraine war. In the months since, multiple legislative sanction proposals have been put forth in the United States, including banning Russian uranium imports. As the U.S. has the largest fleet of nuclear reactors, these actions have the potential to cause a realignment of uranium markets.

We believe the shift away from Russia/Rosatom will be a major catalyst in the realignment of nuclear fuel markets which will benefit western producers. As a result, Western continues to accelerate the advancement of our operational strategy in anticipation of increasing uranium price levels that will reward near-term scaled-up ore production.

Strategic Acquisition of Physical Uranium

In May 2021, the Company executed a binding agreement to purchase 125,000 pounds of natural uranium concentrate at approximately $32 per pound. In December 2021, the Company paid $4,044,083 in connection with its full prepayment of the purchase price for 125,000 pounds of natural uranium concentrate. This uranium concentrate was subsequently delivered and sold under the terms of the uranium supply agreement in the second quarter of 2022.

Uranium Supply Agreement Delivery

In the second quarter of 2022, in satisfaction of the Year 5 delivery under our supply contract, we delivered and sold 125,000 lbs of uranium concentrate from our prepaid uranium concentrate inventory. Accordingly, during the year ended December 31, 2022, we recorded revenue of $7,223,609 (at a price of approximately $57 per pound) and cost of revenue of $4,044,083 related to this uranium delivery.

Sprott Physical Uranium Trust

The Sprott Physical Uranium Trust (U.UN) (the "Trust") took over the former Uranium Participation Corp. (U.TO) and launched an at-the-market program (ATM) on August 17, 2021 to raise capital for the closed-ended trust. Since the inception of the ATM program, the Trust has bought significant quantities of uranium, causing spot prices to increase. The New York Stock Exchange (NYSE) declined the U.S. listing application for the anticipated Sprott U.S. physical uranium trust vehicle. Sprott has stated that they do not have an intent to further pursue a listing on a U.S. exchange "in the near term." In the one year since the Trust initiated its ATM program in August 2021, it has purchased in excess of 39 million pounds of uranium and grown the net asset value to ~ $2.8 billion.

Due to Sprott's success, a clone physical uranium fund was launched on May 12, 2022. The ANU Energy OEIC Ltd fund raised over $75 million dollars in a private placement and has made its first uranium purchase. Kazatomprom, the world's largest producer of uranium is a strategic investor and uranium supplier to ANU Energy. Kazatomprom has made the first uranium delivery at Cameco's Port Hope conversion facility.

Utah Mineral Processing Plant

In January 2023, the Company issued news releases announcing that it has begun site and facility design and permitting on a property acquired in Green River, Emery County, Utah to build a state-of-the-art mineral processing plant. This facility will be designed to recover uranium, vanadium and cobalt from conventional ore mined both from Company mines and ore produced by other mining companies. Selecting and acquiring the processing site has taken over one year to find a location with the road, power and water infrastructure required. The processing plant will utilize the latest processing technology, including Western's patented Kinetic Separation process. These technology advancements will result in lower overall capital and processing costs. This processing plant is expected to have a cost of approximately $50 to $60 million. After permitting and construction, the processing of uranium and vanadium ore is expected to commence in late 2026. The facility will be designed to recover cobalt, a metal essential in battery technology and electric vehicles. Within the State of Utah, there are numerous occurrences of cobalt which may be economical to mine, if a processing facility were available. Construction of the cobalt circuit will be dependent on the availability of feed material. The processing plant is expected to be licensed and constructed for annual production of two million pounds of U3O8 and six to eight million pounds of V2O5.

COVID-19

The world continues to be impacted by the COVID-19 pandemic. COVID-19 and the measures to prevent its spread previously impacted the Company's business in a number of ways. COVID-19 has primarily caused Western delays in reporting, regulatory matters, operations, and sick/quarantine days for employees infected/exposed to COVID-19. The COVID-19 pandemic previously limited Western's participation in industry and investor conference events during 2020 and 2021. The impact of future disruptions and the extent of adverse impacts on the Company's financial and operating results will be dictated by the unpredictable duration and severity of the future waves of COVID-19. The Company is continuing to monitor COVID-19 and its subvariants and the potential impact of the pandemic on the Company's operations.

Results of Operations

Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021

The following table presents the Company's financial results for the years ended December 31, 2022 and 2021.

	For the Years Ended December 31,	
	2022	2021
Revenue	$ 7,858,972	$ 272,142
Cost of revenue	4,044,083	-
Gross profit	3,814,889	272,142
Expenses		
Mining expenditures	762,333	717,657
Professional fees	493,940	365,302
General and administrative	3,246,171	1,172,585
Consulting fees	91,626	29,543
Total operating expenses	4,594,070	2,285,087
Operating loss	(779,181)	(2,012,945)
Accretion and interest	(61,414)	(16,960)
Settlement expense	-	78,052
Other income	(4,000)	-
Net loss	(713,767)	(2,074,037)
Other Comprehensive income (expense)		
Foreign exchange (loss) gain	(324,610)	89,020
Comprehensive Loss	$ (1,038,377)	$ (1,985,017)
Net loss per share - basic and diluted	$ (0.02)	$ (0.06)

Summary:

Our consolidated net loss for the years ended December 31, 2022 and 2021 was $713,767 and $2,074,037 or $0.02 and $0.06 per share, respectively. The principal components of these year over year changes are discussed below.

Our comprehensive loss for the years ended Decembers 31, 2022 and 2021 was $1,038,377 and $1,985,017, respectively.

Revenue

Our revenue for the years ended December 31, 2022 and 2021 was $7,858,972 and $272,142, respectively. The increase in revenue of $7,586,830 was primarily related to the revenue recognized upon the satisfaction of the uranium concentrate delivery under our supply contract whereby we delivered 125,000 lbs of uranium concentrate from our prepaid uranium concentrate inventory for $7,223,609 in the second quarter of 2022. Further, we recognized oil and gas royalties of $635,363 and $207,552 during 2022 and 2021, respectively.

Cost of Revenue

Cost of revenue was $4,044,083 for the year ended December 31, 2022 as compared to $0 for the year ended December 31, 2021. This increase was a result of recording the cost of the uranium concentrate that was sold and delivered during the second quarter of 2022.

Mining Expenditures

Mining expenditures for the year ended December 31, 2022 were $762,333 as compared to $717,657 for the year ended December 31, 2021. The increase in mining expenditures of $44,676, or 6% was principally attributable to the relative scale and specific project costs of mining operations in 2022 versus 2021 at the Company's Sunday Mine Complex.

Professional Fees

Professional fees for the year ended December 31, 2022 were $493,940 as compared to $365,302 for the year ended December 31, 2021. The increase in professional fees of $128,638, or 35% was primarily due to the increased use of professional and advisory services after the reduced utilization in the prior year period due to COVID-19.

General and Administrative

General and administrative expenses for the year ended December 31, 2022 were $3,246,171 as compared to $1,172,585 for the year ended December 31, 2021. The increase in general and administrative expense of $2,073,586 was due primarily to a $1,566,520 increase in stock-based compensation expense (the awards granted in 2022 were intended to provide stock-based compensation for performance in both 2021 and 2022) and a $323,151 increase in payroll expenses for increased headcount as we build in-house capability to support scaled-up mining operations and related support functions.

Consulting fees

Consulting fees for the year ended December 31, 2022 were $91,626 as compared to $29,543 for the year ended December 31, 2021. The increase in consulting fees of $62,083 was principally due to the increased use of consultants after the reduced utilization in the prior year period due to COVID-19.

Accretion and Interest

Accretion and interest for the year ended December 31, 2022 was income of $61,414 as compared to income of $16,960 for the year ended December 31, 2021. The increase of $44,454 was principally attributable to investment interest earned on higher level balances in the 2022 year.

Foreign Exchange

Foreign exchange (loss) gain for the year ended December 31, 2022 was a loss of $324,610 as compared to a gain of $89,020 for the year ended December 31, 2021. The foreign exchange loss is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar in the 2022 period.

Liquidity and Capital Resources

The Company's cash and restricted cash balance as of December 31, 2022 was $10,433,538. The Company's cash position is highly dependent on its ability to raise capital through the issuance of debt and equity and its management of expenditures for mining development and for fulfillment of its public company reporting responsibilities. Management believes that in order to finance the development of the mining properties and Kinetic Separation, to secure regulatory licenses and to construct a conventional mill for the processing of uranium and vanadium, the Company will be required to raise additional capital by way of debt and/or equity. Western will also require additional working capital to continue to scale-up its mining operations at the Sunday Mine Complex. This outlook is based on the Company's current financial position and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

Net cash provided by (used in) operating activities

Net cash provided by operating activities was $4,550,246 for the year ended December 31, 2022, as compared with $6,154,665 used in operating activities for the year ended December 31, 2021. The increase in cash provided by operating activities of $10,704,911 was due to principally to the cash of $7,223,609 received during 2022, as compared to the use of cash of $4,085,723 from the purchase of the Uranium contract in 2021, partially offset by additional cash operating expenses incurred during 2022.

Net cash used in investing activities

Net cash used in investing activities was $1,045,638 for the year ended December 31, 2022, as compared with $65,000 for the year ended December 31, 2022. The increase in cash used in investing activities of $980,638 was due principally to the purchase of mining equipment and vehicles.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended December 31, 2022 and 2021 were $5,632,273 and $6,309,143, respectively. During the year ended December 31, 2022 we completed a private placement representing aggregate net proceeds of $3,011,878 and received $2,620,395 from the exercise of warrants, as compared to the year ended December 31, 2021, where we completed private placements of $4,304,279 and received $2,004,864 from the exercise of warrants.

Reclamation Liability

The Company's mines are subject to certain asset retirement obligations, which the Company has recorded as reclamation liabilities. The reclamation liabilities of the United States mines are subject to legal and regulatory requirements, and estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The reclamation liability represents the Company's best estimate of the present value of future reclamation costs in connection with the mineral properties. The Company determined the gross reclamation liabilities of the mineral properties to be $751,405 and $740,446 as of December 31, 2022 and December 31, 2021, respectively. On March 2, 2020, the Colorado Mined Land Reclamation Board ("MLRB") issued an order vacating the Van 4 Temporary Cessation, terminating mining operations and ordering commencement of final reclamation. The Company has begun the reclamation of the Van 4 Mine. The reclamation cost is fully covered by the reclamation bonds posted upon acquisition of the property. The Company adjusted the fair value of its reclamation obligation for the Van 4 Mine. The portion of the reclamation liability related to the Van 4 Mine and its related restricted cash are included in current liabilities and current assets, respectively, at a value of $75,057. The Company expects to begin incurring the reclamation liability after 2054 for all mines that are not in reclamation and accordingly, has discounted the gross liabilities over their remaining lives using a discount rate of 5.4%. The net discounted aggregated values as of December 31, 2022 and December 31, 2021 were $300,276 and $271,620, respectively. The gross reclamation liabilities as of December 31, 2022 and December 31, 2021 are secured by financial warranties in the amount of $751,405 and $740,446, respectively.

Oil and Gas Lease and Easement

The Company entered into an oil and gas lease that became effective with respect to minerals and mineral rights owned by the Company of approximately 160 surface acres of the Company's property in Colorado. As consideration for entering into the lease, the lessee has agreed to pay the Company a royalty from the lessee's revenue attributed to oil and gas produced, saved, and sold attributable to the net mineral interest. The Company has also received cash payments from the lessee related to the easement that the Company is recognizing incrementally over the eight year term of the easement.

On June 23, 2020, the same entity as discussed above elected to extend the oil and gas lease easement for three additional years, commencing on the date the lease would have previously expired. During 2021, the operator completed all well development stages and each of the eight (8) Blue Teal Fed wells commenced oil and gas production by mid-August 2021.

During the year ended December 31, 2022 and 2021, the Company recognized aggregate revenue of $635,363 and $272,142, respectively, under these oil and gas lease arrangements. The Company expects to receive approximately $60,000 per month going forward in oil and gas royalties, subject to the price of oil and decline rates.

Related Party Transactions

The Company has transacted with related parties pursuant to service arrangements in the ordinary course of business, as follows:

Prior to the acquisition of Black Range, Mr. George Glasier, the Company's CEO, who is also a director of the Company ("Seller"), transferred his interest in a former joint venture with Ablation Technologies, LLC to Black Range. In connection with the transfer, Black Range issued 25 million shares of Black Range common stock to Seller and committed to pay AUD $500,000 (USD $340,252 as of December31, 2022) to Seller within 60 days of the first commercial application of the Kinetic Separation technology. Western assumed this contingent payment obligation in connection with the acquisition of Black Range. At the date of the acquisition of Black Range, this contingent obligation was determined to be probable. Since the deferred contingent consideration obligation is probable and the amount is estimable, the Company recorded the deferred contingent consideration as an assumed liability in the amount of $340,252 and $362,794 as of December 31, 2022 and 2021, respectively.

The Company has multiple lease arrangements with Silver Hawk Ltd., an entity which is owned by George Glasier and his wife Kathleen Glasier. These leases, which are all on a month-to-month basis, are for the Company's rental of office, workshop, warehouse and employee housing facilities The Company incurred rent expense of $55,198 and $34,427 in connection with these arrangement for the years ended December 31, 2022 and 2021, respectively.

The Company is obligated to pay Mr. Glasier for reimbursable expenses in the amount of $87,221 and $65,753 December 31, 2022 and 2021, respectively.

Going Concern

With the exception of the quarter ending June 30, 2022, we had incurred losses from our operations and as of December 31, 2022, the Company had an accumulated deficit of $13,875,263 and working capital of $9,568,963.

Since inception, the Company has met its liquidity requirements principally through the issuance of notes and the sale of its common shares. On January 20, 2022, the Company closed on a non-brokered private placement of 2,495,575 units at a price of CAD $1.60 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $3,992,920 (USD $3,011,878 in net proceeds). During the year ended December 31, 2022, the Company received $2,620,395 in proceeds from the exercise of warrants. In April 2022, the Company delivered 125,000 lbs of uranium concentrate from its prepaid uranium concentrate inventory. Accordingly, during the year ended December 31, 2022, the Company recorded revenue of $7,223,609 (at a price of approximately $57 per pound). Furthermore, during the year ended December 31, 2022, the Company earned oil and gas royalty payments of $635,363.

The Company's ability to continue its operations and to pay its obligations when they become due is contingent upon the Company obtaining additional financing. Management's plans include seeking to procure additional funds through debt and equity financings, to secure regulatory approval licenses to fully utilize its Kinetic Separation, to construct a conventional mill for the processing of uranium and vanadium and to incorporate Kinetic Separation in the processing of ore to generate operating cash flows. Western will need additional capital to continue ongoing mining operations by its in-house mining team at the Sunday Mine Complex while simultaneously permitting and construction a processing plant.

There are no assurances that the Company will be able to raise capital on terms acceptable to the Company or at all, or that cash flows generated from its operations will be sufficient to meet its current operating costs and required debt service. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned product development, which could harm its financial condition and operating results, or it may not be able to continue to fund its ongoing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern to sustain operations for at least one year from the issuance of the accompanying financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Off Balance Sheet Arrangements

As of December 31, 2022, there were no off-balance sheet transactions. The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.

Critical Accounting Estimates and Policies

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following: fair value of transactions involving common shares, assessment of the useful life and evaluation for impairment of intangible assets, valuation and impairment assessments on mineral properties, deferred contingent consideration, the reclamation liability, valuation of stock-based compensation, valuation of available-for-sale securities and valuation of long-term debt, HST and asset retirement obligations. Other areas requiring estimates include allocations of expenditures, depletion and amortization of mineral rights and properties

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

This information appears following Item 17 of this report and is included herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on their evaluation of our disclosure controls and procedures, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022, to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow for timely decisions regarding required disclosure.

Description of Material Weakness

Management has concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2022, due to the failure to report disclosures on a timely basis.

Remediation of Material Weakness

Management has developed a plan and related timeline for the Company to design a set of control procedures and the related required documentation thereof in order to address this material weakness. However, its implementation was delayed as a decline in commodity prices caused the Company to pursue aggressive cost cutting and de-staffing which has increasingly concentrated duties on the remaining staff. Until the Company has the proper staff in place, it likely will not be able to remediate its material weaknesses.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to a provision under the Dodd-Frank Wall Street Reform and Consumer Protection Act that grants a permanent exemption for non-accelerated filers from complying with Section 404(b) of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 under the Exchange Act that occurred during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth information regarding the members of our board of directors (the "Board") and our executive officers.

Name	Age	Position(s)
George Glasier	79	President, Chief Executive Officer and Director
Robert Klein	57	Chief Financial Officer
Bryan Murphy	54	Director, Chairman
Andrew Wilder	52	Director

Executive Officers

George Glasier, J.D., founded Western Uranium & Vanadium Corp. and has served as a Director and as President and Chief Executive Officer since 2014. He has over thirty years' experience in the uranium industry in the United States, with extensive experience in sales and marketing; project development and permitting uranium processing facilities. He is the founder of Energy Fuels Inc. (Volcanic Metals Exploration Inc.) and served as its Chief Executive Officer and President from January 2006 to March 2010. He was responsible for assembling a first-class management team, acquiring a portfolio of uranium projects, and leading the successful permitting process that culminated in the licensing of the Piñon Ridge uranium mill; planned for construction in Western Montrose County, Colorado. He began his career in the uranium industry in the late 1970's with Energy Fuels Nuclear, which built and operated the White Mesa Mill near Blanding, Utah, becoming the largest uranium producer in the United States.

Robert Klein has served as Chief Financial Officer of Western Uranium & Vanadium Corp since 2016. He is in charge of accounting and finance, and is closely involved in capital markets activities, corporate transactions, investor relations, public relations, and legal, and compliance. Formerly, Mr. Klein served as Vice President Finance and had leading roles in reporting, corporate transactions, and Western's public listings on the CSE and OTCQX. Mr. Klein was formerly the Chief Operating Officer of Cross River Group and began his association with Western on an Operating Partner basis after the formation of Western's predecessor company, Pinon Ridge Mining, LLC. Previously, Mr. Klein was a Managing Director at Analytical Research, an alternative investments research firm. He has a broad financial background derived from senior operating and investment roles with asset managers and through Exeter Analytics, a consulting firm he founded. Mr. Klein was formerly the CFO of Five Points Capital, a hedge fund spin-out from Soros Fund Management. After having begun his career in public accounting, Mr. Klein worked for Lehman Brothers, an investment bank, and William E. Simon & Sons, a merchant bank and private investment firm. Rob earned the Chartered Financial Analyst designation, received an M.B.A. from the Robert H. Smith School of Business at the University of Maryland and a B.S. in Accounting from George Mason University.

Non-Employee Directors

Andrew Wilder serves as a Director and the Chairman of the Audit Committee for Western Uranium & Vanadium Corporation, positions he has held since 2014. He is the Founder and the Chief Executive Officer of Cross River Infrastructure Partners, a platform designed to accelerate global sustainability through the development and construction of infrastructure projects deploying transformative industrial technologies. Areas of focus include capturing and sequestering carbon emissions, generating green hydrogen and ammonia, generating clean power with advanced small modular nuclear reactors, and upcycling biowaste into renewable natural gas. Mr. Wilder is also currently a Board Member for Bedford 2030, a community-based climate action non-profit organization for the Township of Bedford, New York. In 2011, prior to launching Cross River Infrastructure Partners, Mr. Wilder founded and managed the Cross River Group, an advisory business providing capital and business development services to alternative asset managers and institutions. In 2001, Mr. Wilder co-founded and served as Chief Operating and Chief Financial Officer for North Sound Capital LLC, an equity hedge fund manager with $3 billion peak assets under management. Mr. Wilder's prior career included serving as a Manager in the audit group of Deloitte. Mr. Wilder received the Chartered Accountant (Canada) designation, holds the CFA designation, and received an MBA from the University of Toronto and a BA from the University of Western Ontario.

Bryan Murphy has served as a Director of Western Uranium & Vanadium Corp. since 2018. He is the founder of Magellan Limited, an advisory firm focusing on providing strategic, M&A, and financial advisory services and currently serves as CFO and Head of Finance for Biome Renewables Inc., an early-stage renewable energy innovation and industrial design company. Formerly, Mr. Murphy was Co-Founder and Managing Partner of Quest Partners, a boutique investment bank that focuses on the provision of M&A, corporate finance, and business strategy services. In these capacities, Mr. Murphy has developed extensive international experience and relationships advising high-growth businesses across North America, Europe, and the Middle East. In the prior dozen years, Mr. Murphy held senior management roles at Canadian Tire Corporation overseeing divisions and business lines. Additionally, Mr. Murphy was formerly a board member of Covenant House Toronto, one of Canada's largest homeless youth agencies. Bryan has an Honours Bachelor of Arts in Business Administration majoring in Finance and an MBA with Distinction from the University of Western Ontario Richard Ivey School of Business. Bryan earned the ICD.D designation from the Rotman School of Management at the University of Toronto and the Institute of Corporate Directors.

Involvement of Officers and Directors in Certain Legal Proceedings

During the past ten years, none of the persons serving as our executive officers and/or directors have been the subject of any of the following legal proceedings that are required to be disclosed pursuant to Item 401(f) of Regulation S-K, including: (a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (b) any criminal convictions or any criminal proceedings in which the person is a named subject (excluding traffic violations and other minor offenses); (c) any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (d) any finding by a court, the SEC or the CFTC to have violated a federal or state securities or commodities law, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud in connection with any business entity; or (e) any sanction or order of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or other organization that has disciplinary authority over its members or persons associated with a member. Further, no such legal proceedings are believed to be contemplated by governmental authorities against any director or executive officer.

Family Relationships

There are no family relationships among our directors and executive officers.

Code of Ethics

We have adopted a code of ethics that applies to our officers, directors, employees and consultants. A copy of the code of ethics will be sent, free of charge, to any person who sends a written request for a copy to Western Uranium & Vanadium Corp., 330 Bay Street, Toronto, Ontario, Canada M5H 2S8.

Insider Trading Policy and Procedures

We have adopted a Disclosure, Confidentiality and Insider Trading Policy that includes insider trading policies and procedures that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the CSE's continued listing standards.

Audit Committee

Western has established a separately designated audit committee of the board of directors (the "Board") consisting of Andrew Wilder, George Glasier, and Bryan Murphy. Our audit committee is responsible for oversight of audits, corporate governance, board nominations, and executive compensation. The Board has determined that one of its members, Andrew Wilder, who has previously served as Western's Chief Financial Officer, qualifies as an "audit committee financial expert". We have also determined that Mr. Wilder and Mr. Murphy are independent directors as defined in Nasdaq Listing Rule 5605(a)(2).

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	TOTAL($)
George Glasier[(1)]	2022	$ 250,000	$ 50,000	$ -	$ 364,190	$ -	$ 664,190
President and Chief Executive Officer	2021	$ 220,000	$ -	$ -	$ -	$ -	$ 220,000
Robert Klein[(2)]	2022	$ 150,000	$ 15,000	$ -	$ 364,190	$ -	$ 529,190
Chief Financial Officer	2021	$ 150,000	$ 50,000	$ -	$ -	$ -	$ 200,000

(1) On February 10, 2022, Mr. Glasier was granted an option to purchase 200,000 of our common shares at an exercise price of CAD $1.76 per share which expires five years from the date of issuance. This option vested in three installments: one-third on the date of grant, one-third on April 1, 2022 and one-third on July 1, 2022. On October 31, 2022, Mr. Glasier was granted an option to purchase 300,000 of our common shares at an exercise price of CAD $1.60 per share which expires five years from the date of issuance. This option vests in two installments: one-half on the date of grant and one-half on April 30, 2023.

(2) On February 10, 2022, Mr. Klein was granted an option to purchase 200,000 of our common shares at an exercise price of CAD $1.76 per share which expires five years from the date of issuance. This option vested in three installments: one-third on the date of grant, one-third on April 1, 2022 and one-third on July 1, 2022. On October 31, 2022, Mr. Klein was granted an option to purchase 300,000 of our common shares at an exercise price of CAD $1.60 per share which expires five years from the date of issuance. This option vests in two installments: one-half on the date of grant and one-half on April 30, 2023.

Employment Agreements

George Glasier

On February 8, 2017, the Company entered into an employment agreement with George Glasier, its Chief Executive Officer. The employment agreement automatically renews each year unless either party provides a 90-day advance written notice of their desire to not renew the agreement. The employment agreement provides for a base salary of $180,000 per year, the amount of which is subject to review by the board of directors at least annually. The agreement also provides for a discretionary annual cash bonus to be determined by the Board. On May 30, 2019, the Board approved an addendum to Mr. Glasier's employment agreement, increasing his annual base salary from $180,000 to $220,000. In December 2021, the Board approved an increase to Mr. Glasier's base salary from $220,000 to $250,000. Pursuant to the employment agreement, if the Company terminates the employment agreement without cause, or if a change of control occurs, the Company is required to pay to Mr. Glasier a lump sum payment equal to two and one-half times his annual base salary.

Robert Klein

On November 12, 2020, the Company entered into a new employment agreement with its Chief Financial Officer, Robert Klein. The agreement was effective as of October 1, 2020 and has an initial term that ends on September 30, 2021. The agreement will automatically renew for successive annual terms unless either party provides a 90-day advance written notice of their intention not to renew. The Agreement provides for a base salary of $150,000 per year, the amount of which is subject to review by the board of directors at least annually. Under the agreement, Mr. Klein is eligible to receive bonuses after the end of each calendar year or earlier in the discretion of the Board, and a bonus will also be considered upon the closing of a strategic transaction by the Company. The agreement provides that Mr. Klein is eligible to participate generally in any employee benefit plan of the Company or its affiliates and to receive annual stock option grants under the Company's incentive stock option plan in amounts to be determined and approved by the Board.

Outstanding Equity Awards Table

The following table sets forth unexercised options, unvested stock and equity incentive plan awards outstanding for our named executive officers as of December 31, 2022.

Outstanding Option Awards at Fiscal Year-End for 2022

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($CAD)		Option expiration date
George Glasier	66,667	-	$	1.60	03/31/2023
	41,667	-	$	1.03	01/06/2025
	41,666	-	$	1.03	01/31/2025
	41,667	-	$	1.03	06/30/2025
	66,667	-	$	1.76	02/09/2027
	66,666	-	$	1.76	04/01/2027
	66,667	-	$	1.76	07/01/2027
	150,000	-	$	1.60	10/31/2027
	-	150,000	$	1.60	04/30/2028
Robert Klein	66,667	-	$	1.60	03/31/2023
	83,333	-	$	2.15	09/24/2023
	83,334	-	$	2.15	10/31/2023
	83,333	-	$	2.15	03/31/2024
	41,667	-	$	1.03	01/06/2025
	41,666	-	$	1.03	01/31/2025
	41,667	-	$	1.03	06/30/2025
	66,667	-	$	1.76	02/09/2027
	66,666	-	$	1.76	04/01/2027
	66,667	-	$	1.76	07/01/2027
	150,000	-	$	1.60	10/31/2027
	-	150,000	$	1.60	04/30/2028

Outstanding Stock Awards at Fiscal Year-End for 2022

None.

Director Compensation

The following table sets forth a summary of the compensation for the fiscal year ended December 31, 2022 earned by each director who is not a named executive officer and who served on the Board during the year.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)		Option Awards ($)		Total ($)	
Andrew Wilder[1]	$	17,696	$	-	$	364,190	$	381,886
Bryan Murphy[2]	$	44,239	$	-	$	364,190	$	408,429

(1) Mr. Wilder is paid a CAD $2,000 monthly fee for his services as a Director. During the year ended December 31, 2022, the Company incurred $17,696 in director fees for Mr. Wilder's services. On February 10, 2022, Mr. Wilder was granted an option to purchase 200,000 of our common shares at an exercise price of CAD $1.76 per share which expires five years from the date of issuance. This option vested in three installments: one-third on the date of grant, one-third on April 1, 2022 and one-third on July 1, 2022.On October 31, 2022, Mr. Wilder was granted an option to purchase 300,000 of our common shares at an exercise price of CAD $1.60 per share which expires five years from the date of issuance. This option vests in two installments: one-half on the date of grant and one-half on April 30, 2023.

(2) Mr. Murphy is paid a CAD$5,000 monthly fee for his services as Chairman and Director. During the year ended December 31, 2022, the Company incurred $44,239 in director fees for Mr. Murphy's services. On February 10, 2022, Mr. Murphy was granted an option to purchase 200,000 of our common shares at an exercise price of CAD $1.76 per share which expires five years from the date of issuance. This option vested in three installments: one-third on the date of grant, one-third on April 1, 2022 and one-third on July 1, 2022. On October 31, 2022, Mr. Murphy was granted an option to purchase 300,000 of our common shares at an exercise price of CAD $1.60 per share which expires five years from the date of issuance. This option vests in two installments: one-half on the date of grant and one-half on April 30, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to the beneficial ownership of our class of common shares as of April 17, 2023 by:

- each person, or group of affiliated persons, known to us to beneficially own more than 5% of our outstanding common shares;

- each of our directors and executive officers; and

- all of our directors and executive officers as a group.

The amounts and percentages of common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The information relating to our 5% beneficial owners is based on information we received from such holders. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose of or to direct the disposition of a security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise set forth in the footnotes to the table below, the address of persons listed below is c/o Western Uranium & Vanadium Corp., 330 Bay Street, Suite 1400, Toronto, Ontario, Canada M5H 2S8. Unless otherwise indicated in the footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated common shares.

Name of Beneficial Owner	Number of Common Shares	Percentage of Outstanding Common Shares (1)
5% or Greater Shareholders:		
George Glasier	5,535,869(2)	12.5%
Sahar Benenson	3,670,100(3)	8.3%
Brooke Benenson	2,695,800(4)	6.2%
Directors and Named Executive Officers:		
George Glasier	5,535,869(2)	12.5%
Andrew Wilder	875,000(5)	2.0%
Robert Klein	913,358(6)	2.1%
Bryan Murphy	1,001,017(7)	2.2%
All executive officers and directors as a group (4 persons)	8,325,244	17.7%

(1) Based on 43,602,565 common shares outstanding on April 14, 2023 and, with respect to each individual holder, rights to acquire our common shares exercisable within 60 days of April 14, 2023.

(2) Consists of 4,810,869 common shares and 625,000 common shares issuable upon the exercise of stock options held by Mr. Glasier. Also includes 100,000 common shares issuable upon the exercise of stock options held by Mr. Glasier's spouse, the beneficial ownership of which Mr. Glasier disclaims.

(3) Consists of 2,545,800 common shares beneficially owned jointly by Mr. Benenson and by his spouse, Brooke Benenson, 474,300 common shares owned solely by Mr. Benenson and 650,000 common shares issuable upon the exercise of warrants beneficially owned by Mr. Benenson. See Note (4).

(4) Consists of 2,545,800 common shares beneficially owned jointly by Ms. Benenson and by her spouse, Sahar Benenson, and 150,000 common shares issuable upon the exercise of warrants beneficially owned by Ms. Benenson. See Note (3).

(5) Consists of 875,000 common shares issuable upon the exercise of stock options held by Mr. Wilder.

(6) Consists of 38,358 common shares and 875,000 common shares issuable upon the exercise of stock options held by Mr. Klein.

(7) Consists of 13,517 common shares beneficially owned directly, 31,250 common shares beneficially owned indirectly through Magellan Limited, 31,250 common shares issuable upon the exercise of warrants beneficially owned indirectly through Magellan Limited, and 925,000 common shares issuable upon the exercise of stock options held by Mr. Murphy.

Equity Compensation Plan Information

The Company maintains an Incentive Stock Option Plan (the "Plan") that permits the granting of stock options as incentive compensation. Shareholders of the Company approved the Plan on June 30, 2008 and amendments to the Plan on June 20, 2013, and the board of directors approved additional changes to the Plan on September 12, 2015 and as of October 1, 2021. The Plan was amended on October 1, 2021 to allow for the cashless exercise of stock options, among other things.

The purpose of the Plan is to attract, retain and motivate directors, management, staff and consultants by providing them with the opportunity, through stock options, to acquire a proprietary interest in the Company and benefit from its growth.

The Plan is to be administered by the Board in accordance with all applicable laws and regulations, including the policies of any stock exchange, over-the-counter marketplace, or quotation/system service upon which the Company's securities are listed or traded. The Board is authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options to purchase shares of the Company pursuant to the Plan. The Board may delegate to a committee the authority to exercise any or all power and authority of the Board under the Plan, including the authority with respect to option grants and/or exercises, all to the extent stipulated by the Board when so delegated. The Board may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Board.

At December 31, 2022, a total of 4,306,334 stock options issued under the Plan were outstanding.

The Plan provides that the aggregate number of common shares for which stock options may be granted will not exceed 10% of the issued and outstanding common shares at the time stock options are granted. At December 31, 2022, a total of 43,602,565common shares were outstanding, and at that date the maximum number of stock options eligible for issue under the Plan was 4,360,257. A stock option exercise price shall not be less than the most recent share issuance price. The maximum term is five years. There are no specific vesting provisions under the Plan. Options are non-assignable and non-transferable.

The Plan provides that if an optionee's employment is terminated for any reason, or if the service of a director, senior executive or consultant of the Company who is an optionee is terminated, any vested stock option of such optionee may be exercised during a period of ninety (90) days following the date of termination of such employment or service, as the case may be. In the case of an optionee's death, any vested stock option of such optionee at the time of death may be exercised by his or her personal representative, heirs or legatees or their liquidator during a period of one year following such optionee's death.

The total number of common shares issuable to any one person during a 12-month period may not exceed ten percent (10%) of the total number of common shares issued and outstanding. Also, in any 12-month period, no options exercisable for more than 2% of the Company's issued and outstanding shares may be awarded to consultants. The Plan provides that where options are cancelled or lapse under the Plan, the associated common shares become available again and new options may be granted in respect thereof in accordance with the provisions of the Plan.

The Board may make any amendment to the Plan, without shareholder approval, except an increase in the number of common shares reserved for issue under the Plan or a reduction of an option exercise price. The terms of any existing option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

Equity Compensation Plan Information
As of December 31, 2022

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	4,306,334	$ 1.24	53,923
Equity compensation plans not approved by shareholders	-	n/a	-
Total	4,306,334	$ 1.24	53,923

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

Prior to the acquisition of Black Range, Mr. George Glasier, the Company's CEO, who is also a director ("Seller"), transferred his interest in a former joint venture with Ablation Technologies, LLC to Black Range. In connection with the transfer, Black Range issued 25 million shares of Black Range common stock to Seller and committed to pay AUD $500,000 (USD $340,252 as of December 31, 2022) to Seller within 60 days of the first commercial application of the Kinetic Separation technology. Western assumed this contingent payment obligation in connection with the acquisition of Black Range. At the date of the acquisition of Black Range, this contingent obligation was determined to be probable. Since the deferred contingent consideration obligation is probable and the amount is estimable, the Company recorded the deferred contingent consideration as an assumed liability in the amount of $340,252 and $362,794 as of December 31, 2022 and 2021, respectively.

The Company has multiple lease arrangements with Silver Hawk Ltd., an entity which is owned by George Glasier and his wife Kathleen Glasier. These leases, which are all on a month-to-month basis, are for the Company's rental of office, workshop, warehouse and employee housing facilities The Company incurred rent expense of $55,198 and $34,427 in connection with these arrangement for the years ended December 31, 2022 and 2021, respectively.

Director Independence

The board of directors facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management and by promoting frequent interaction and feedback.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Company's Board currently consists of three directors. Currently, Andrew Wilder and Bryan Murphy are independent directors based upon the tests for independence set forth in National Instrument 52-110 *Audit Committees*.

SEC rules require a separate determination of independence of the Company's directors based on the definition of independence of a U.S. national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Because the Company's common shares are not currently listed on a national securities exchange, it currently uses the definition in Nasdaq Listing Rule 5605(a)(2) for determining director independence. Under that definition, Andrew Wilder and Bryan Murphy would be considered independent directors. Mr. Wilder and Mr. Murphy would also be considered independent directors under Rule 5605(c)(2)'s provisions relating to audit committee composition.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by MNP LLP ("MNP"), our independent registered accounting firm for the fiscal years ended December 31, 2022 and December 31, 2021. These fees are categorized as audit fees, audit-related fees, tax fees, and all other fees. The nature of the services provided in each category is described in the table below.

	2022		2021	
Audit fees	$	86,841	$	71,804
Audit-related fees		-		15,158
Tax fees		12,665		12,446
All other fees		-		-
Total fees	$	99,506	$	99,408

Audit fees: Consist of fees billed for professional services rendered for the audit of the consolidated financial statements and review of the quarterly interim consolidated financial statements. These fees also include the review of registration statements and the delivery of consents in connection with registration statements.

Audit-related fees: In 2022, MNP billed audit-related fees for preparation and review of an SEC Form S-1 filing and a comment letter. There were no fees billed by MNP for professional services rendered for audit-related services for the years ended December 31, 2022.

Tax fees: Consists of fees incurred for the Company's U.S. and Canadian tax preparation fees and tax consulting fees.

All other fees: There were no fees billed by MNP for professional services rendered for other compliance purposes for the years ended December 31, 2022 and 2021.

The Company's board of directors has established pre-approval policies and procedures, pursuant to which the Board approved the foregoing audit and tax services provided by MNP in 2022 and 2021 consistent with the Board's responsibility for engaging Western's independent auditors. The Board also considered whether the non-audit services rendered by our independent registered public accounting firm are compatible with an auditor maintaining independence. The Board has determined that the rendering of such services is compatible with MNP maintaining its independence.

PART IV – OTHER INFORMATION

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents Filed as Part of This Report.

(a) The following financial statements are being filed as part of this Annual Report.

Consolidated Financial Statements of Western Uranium & Vanadium Corp. and Subsidiaries	Page No.
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1930)	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-3
Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31, 2022 and December 2021	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022 and 2021	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021	F-6
Notes to Consolidated Financial Statements	F-7

(b) The following exhibits are being provided as required by Item 601 of Regulation S-K.

Exhibit No.	Description
2.1(1)	Share Exchange Agreement between Pinon Ridge Mining LLC, Homeland Uranium Inc., Homeland Uranium (Utah), et al., dated November 6, 2014.
2.2(1)	Merger Implementation Agreement between Black Range Minerals Limited and Western Uranium Corporation, dated March 20, 2015.
2.3(1)	Credit Facility between Western Uranium Corporation and Black Range Minerals Limited, dated March 20, 2015.
2.4(2)	Termination and Liquidation Agreement between Ablation Technologies LLC, Black Range Minerals Ablation Holdings Inc. and Mineral Ablation, LLC dated March 17, 2015
3.1(1)	Certificate of Incorporation, as amended.
3.2(1)	Amended and Restated By-laws.
4.1(8)	Description of Capital Stock
10.1(3)	Call Option Agreement
10.2(2)	Technology License Agreement between Ablation Technologies LLC and Black Range Mineral Ablation Holdings Inc. dated as of March 17, 2015
10.3(8)	Incentive Stock Option Plan (Rolling 10%), as amended
10.4(4)	Employment Agreement between George Glasier and Western Uranium & Vanadium Corporation dated February 8, 2017
10.5(4)	Employment Agreement between Robert Klein and Western Uranium & Vanadium Corporation dated May 12, 2017
10.6(5)	Employment Agreement between Robert Klein and Western Uranium & Vanadium Corporation dated November 13, 2017

10.7[6]	Addendum to Employment Agreement between George Glasier and Western Uranium & Vanadium Corporation dated May 30, 2019
10.8[7]	Employment Agreement, dated November 12, 2020, by and between Robert Klein and Western Uranium and Vanadium Corp.
19.1*	Disclosure, confidentiality and Insider Trading Policy
21.1*	List of Subsidiaries
31.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1*	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer
95*	Mine Safety Disclosure Exhibit
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

+   Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of the omitted schedules and exhibits to the SEC upon request.
*   Filed herewith
(1)   Previously filed as an exhibit to the Company's Form 10 filed on April 29, 2016
(2)   Previously filed as an exhibit with Amendment No. 2 to the Company's Form 10 filed on July 22, 2016
(3)   Previously filed as an exhibit with Amendment No. 1 to the Company's Form 10 filed on June 22, 2016
(4)   Previously filed as an exhibit to the Company's Form 10-Q filed on May 15, 2017
(5)   Previously filed as an exhibit to the Company's Form 10-K filed on April 2, 2018
(6)   Previously filed as an exhibit to the Company's Form 10-Q filed on August 14, 2019
(7)   Previously filed as an exhibit to the Company's Form 10-Q filed on November 16, 2020
(8)   Previously filed as an exhibit to the Company's Form 10-K filed on April 15, 2022

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN URANIUM & VANADIUM CORP.

Date: April 17, 2023   By: /s/ George Glasier
                                                                               Chief Executive Officer and President

Date: April 17, 2023   By: */s/ Robert Klein*
                                                                               Robert Klein
                                                                               Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: April 17, 2023   By: */s/ George Glasier*
                                                                               George Glasier
                                                                               Chief Executive Officer, President and
                                                                               Director (Principal Executive Officer)

Dated: April 17, 2023   By: */s/ Robert Klein*
                                                                               Robert Klein
                                                                               Chief Financial Officer
                                                                               (Principal Financial and Accounting Officer)

Dated: April 17, 2023   By: */s/ Bryan Murphy*
                                                                               Bryan Murphy
                                                                               Director

Dated: April 17, 2023   By: */s/ Andrew Wilder*
                                                                               Andrew Wilder
                                                                               Director

Western Uranium & Vanadium Corp. and Subsidiaries

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Western Uranium & Vanadium Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Western Uranium & Vanadium Corp. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations and other comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred continuing losses and negative cash flows from operations and is dependent upon future sources of equity or debt financing in order to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2015.
Mississauga, Canada
April 17, 2023

WESTERN URANIUM & VANADIUM CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in USD)

	As of December 31,	
	2022	2021
Assets		
Current assets:		
Cash	$ 9,682,133	$ 880,821
Restricted cash, current portion	75,057	75,057
Prepaid uranium concentrate inventory	-	4,085,723
Prepaid expenses	254,105	153,701
Marketable securities	612	2,120
Other current assets	227,588	264,039
Total current assets	10,239,495	5,461,461
Restricted cash, net of current portion	676,348	665,389
Mineral properties and equipment, net	12,798,904	11,780,142
Kinetic separation intellectual property	9,488,051	9,488,051
Total assets	$ 33,202,798	$ 27,395,043
Liabilities and Shareholders' Equity		
Liabilities		
Current liabilities:		
Accounts payable and accrued liabilities	$ 551,615	$ 699,593
Reclamation liability, current portion	75,057	75,057
Subscription payable	-	146,177
Deferred revenue, current portion	43,860	48,465
Total current liabilities	670,532	969,292
Reclamation liability, net of current portion	225,219	196,563
Deferred tax liability	2,708,887	2,708,887
Deferred contingent consideration	340,252	362,794
Deferred revenue, net of current portion	-	60,015
Total liabilities	3,944,890	4,297,551
Commitments and Contingencies (Note 6)		
Shareholders' Equity		
Common shares, no par value, unlimited authorized shares, 43,602,871 and 39,073,428 shares issued as of December 31, 2022 and 2021, respectively, and 43,602,565 and 39,073,122 shares outstanding as of December 31, 2022 and 2021, respectively	43,394,303	36,195,510
Treasury shares, 306 shares held in treasury as of December 31, 2022 and 2021	-	-
Accumulated deficit	(13,875,263)	(13,161,496)
Accumulated other comprehensive (loss) income	(261,132)	63,478
Total shareholders' equity	29,257,908	23,097,492
Total liabilities and shareholders' equity	$ 33,202,798	$ 27,395,043

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN URANIUM & VANADIUM CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
(Stated in USD)

	For the Years Ended December 31,	
	2022	2021
Revenues	$ 7,858,972	$ 272,142
Cost of revenues	4,044,083	-
Gross profit	3,814,889	272,142
Expenses		
Mining expenditures	762,333	717,657
Professional fees	493,940	365,302
General and administrative	3,246,171	1,172,585
Consulting fees	91,626	29,543
Total operating expenses	4,594,070	2,285,087
Operating loss	(779,181)	(2,012,945)
Accretion and interest	(61,414)	(16,960)
Settlement expense	-	78,052
Other income	(4,000)	-
Net loss	(713,767)	(2,074,037)
Other comprehensive loss		
Foreign exchange (loss) gain	(324,610)	89,020
Comprehensive loss	$ (1,038,377)	$ (1,985,017)
Net loss per share - basic and diluted	$ (0.02)	$ (0.06)
Weighted average shares outstanding - basic and diluted	42,815,086	36,838,441

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN URANIUM & VANADIUM CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in USD)

	Common Shares		Treasury Shares		Accumulated	Accumulated Other Comprehensive (Loss)	
	Shares	Amount	Shares	Amount	Deficit	Income	Total
Balance as of January 1, 2021	30,083,747	$ 29,886,367	306	$ -	$ (11,087,459)	$ (25,542)	$ 18,773,366
Private placement - February 16, 2021, net of offering costs	3,250,000	1,950,509	-	-	-	-	1,950,509
Private placement - March 1, 2021, net of offering costs	3,125,000	1,918,797	-	-	-	-	1,918,797
Private placement - December 17, 2021, net of offering costs	372,966	434,973	-	-	-	-	434,973
Proceeds from the exercise of warrants	2,066,693	2,004,864	-	-	-	-	2,004,864
Cashless exercise of stock options	174,716	-	-	-	-	-	-
Foreign exchange gain	-	-	-	-	-	89,020	89,020
Net loss	-	-	-	-	(2,074,037)	-	(2,074,037)
Balance as of December 31, 2021	39,073,122	$ 36,195,510	306	$ -	$ (13,161,496)	$ 63,478	$ 23,097,492
Private placement - January 20, 2022, net of offering costs	2,495,575	3,011,878	-	-	-	-	3,011,878
Proceeds from the exercise of warrants	2,020,351	2,620,395	-	-	-	-	2,620,395
Cashless exercise of stock options	13,517	-	-	-	-	-	-
Stock based compensation - stock options	-	1,566,520	-	-	-	-	1,566,520
Foreign exchange loss	-	-	-	-	-	(324,610)	(324,610)
Net loss	-	-	-	-	(713,767)	-	(713,767)
Balance as of December 31, 2022	43,602,565	$ 43,394,303	306	$ -	$ (13,875,263)	$ (261,132)	$ 29,257,908

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN URANIUM & VANADIUM CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in USD)

	For the Years Ended December 31, 2022	For the Years Ended December 31, 2021
Cash Flows From (Used in) Operating Activities:		
Net loss	$ (713,767)	$ (2,074,037)
Reconciliation of net loss to cash provided by (used in) operating activities:		
Depreciation	26,877	20,380
Accretion of reclamation liability	28,656	9,142
Stock based compensation	1,566,520	-
Change in marketable securities	1,508	285
Change in operating assets and liabilities:		
Prepaid uranium concentrate inventory	4,085,723	(4,085,723)
Prepaid expenses and other current assets	(63,953)	(269,606)
Accounts payable and accrued liabilities	(147,979)	356,976
Subscription payable	(146,177)	-
Reclamation liability	-	(47,462)
Deferred revenue	(64,620)	(64,620)
Contingent consideration	(22,542)	-
Net cash provided by (used in) operating activities	4,550,246	(6,154,665)
Cash Flows Used In Investing Activities		
Purchase of mineral properties and equipment	(1,045,638)	(65,000)
Net cash used in investing activities	(1,045,638)	(65,000)
Cash Flows From Financing Activities		
Proceeds from warrant exercises	2,620,395	2,004,864
Issuances of common shares, net of offering costs	3,011,878	4,304,279
Net cash provided by financing activities	5,632,273	6,309,143
Effect of foreign exchange rate on cash	(324,610)	59,728
Net increase in cash and restricted cash	8,812,271	149,206
Cash and restricted cash - beginning	1,621,267	1,472,061
Cash and restricted cash - ending	$ 10,433,538	$ 1,621,267
Cash	$ 9,682,133	$ 880,821
Restricted cash, current portion	75,057	75,057
Restricted cash, noncurrent	676,348	665,389
Total	$ 10,433,538	$ 1,621,267
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

(Stated in USD)

NOTE 1 – BUSINESS

Nature of operations

Western Uranium & Vanadium Corp. ("Western" or the "Company") was incorporated in December 2006 under the Ontario Business Corporations Act. On November 20, 2014, the Company completed a listing process on the Canadian Securities Exchange ("CSE"). As part of that process, the Company acquired 100% of the members' interests of Pinon Ridge Mining LLC ("PRM"), a Delaware limited liability company. The transaction constituted a reverse takeover ("RTO") of Western by PRM. Subsequent to obtaining appropriate shareholder approvals, the Company reconstituted its Board of Directors and senior management team. Effective September 16, 2015, Western completed its acquisition of Black Range Minerals Limited ("Black Range").

The Company's registered office is located at 330 Bay Street, Suite 1400, Toronto, Ontario, Canada, M5H 2S8, and its common shares are listed on the CSE under the symbol "WUC." On April 22, 2016, the Company's common shares began trading on the OTC Pink Open Market, and on May 23, 2016, the Company's common shares were approved for trading on the OTCQX Best Market. The Company's principal business activity is the acquisition and development of uranium and vanadium resource properties in the states of Utah and Colorado in the United States of America ("United States").

On June 28, 2016, the Company's registration statement became effective and Western became a United States reporting issuer. Thereafter, the Company was approved for Depository Trust Company eligibility through the Depository Trust and Clearing Corporation, which facilitates electronic book-entry delivery, settlement, and depository services for shares in the United States.

NOTE 2 – LIQUIDITY AND GOING CONCERN

With the exception of the quarter ended June 30, 2022, the Company had incurred losses from its operations. During the year ended December 31, 2022, the Company generated a comprehensive loss of $1,038,377. The Company expects to generate operating losses for the foreseeable future as it incurs expenses to bring its mining operations online. As of December 31, 2022, the Company had an accumulated deficit of $13,875,263 and working capital of $9,568,963.

Since inception, the Company has met its liquidity requirements principally through the issuance of notes and the sale of its common shares. On January 20, 2022, the Company closed a non-brokered private placement of 2,495,575 units at a price of CAD $1.60 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $3,992,920 (USD $3,011,878 in net proceeds). During the year ended December 31, 2022, the Company received $2,620,395 in proceeds from the exercise of warrants.

The Company's ability to continue its planned operations and to pay its obligations when they become due is contingent upon the Company obtaining additional financing. Management's plans include seeking to procure additional funds through debt and equity financing, to secure regulatory approval to fully utilize its kinetic separation ("Kinetic Separation") technology, and to initiate the processing of ore to generate operating cash flows.

There are no assurances that the Company will be able to raise capital on terms acceptable to the Company or at all, or that cash flows generated from its operations will be sufficient to meet its current operating costs. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned product development, which could harm its financial condition and operating results, or it may not be able to continue to fund its ongoing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern to sustain operations for at least one year from the issuance of these consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

The accompanying consolidated financial statements include the accounts of Western and its wholly-owned subsidiaries, Western Uranium Corp. (Utah), PRM, Black Range, Black Range Copper Inc., Ranger Resources Inc., Black Range Minerals Inc., Black Range Minerals Colorado LLC, Black Range Minerals Wyoming LLC, Haggerty Resources LLC, Ranger Alaska LLC, Black Range Minerals Utah LLC, Black Range Minerals Ablation Holdings Inc., and Black Range Development Utah LLC. All inter-company transactions and balances have been eliminated upon consolidation.

The Company has established the existence of mineralized materials for certain uranium projects. The Company has not established proven or probable reserves, as defined by the United States Securities and Exchange Commission (the "SEC"), through the completion of a "final" or "bankable" feasibility study for any of its uranium projects.

Exploration Stage and Mineral Properties

In accordance with U.S. GAAP, expenditures relating to the acquisition of mineral rights are initially capitalized as incurred while exploration and pre-extraction expenditures are expensed as incurred until such time the Company exits the exploration stage by establishing proven or probable reserves. Expenditures relating to exploration activities, such as drill programs to search for additional mineralized materials, are expensed as incurred. Expenditures relating to pre-extraction activities, such as the construction of mine wellfields, ion exchange facilities, disposal wells, and mine development, are expensed as incurred until such time proven or probable reserves are established for that uranium project, after which subsequent expenditures relating to development activities for that particular project are capitalized as incurred. Expenditures relating to mining and ore production while the Company is in the exploration stage and while the ore is stockpiled underground are expensed as incurred.

Production stage issuers, as defined in subpart 1300 of Regulation S-K, having engaged in material extraction of established mineral reserves on at least one material property, typically capitalize expenditures relating to ongoing development activities, with corresponding depletion calculated over proven and probable reserves using the units-of-production method and allocated to future reporting periods to inventory and, as that inventory is sold, to cost of goods sold. The Company is an exploration stage issuer, which has resulted in the Company reporting larger losses than if it had been in the production stage due to the expensing, instead of capitalizing, of expenditures relating to ongoing mine development and extraction activities. Additionally, there would be no corresponding amortization allocated to future reporting periods of the Company since those costs would have been expensed previously, resulting in both lower inventory costs and cost of goods sold and results of operations with higher gross profits and lower losses than if the Company had been in the production stage. Any capitalized costs, such as expenditures relating to the acquisition of mineral rights, are depleted over the estimated extraction life using the straight-line method. As a result, the Company's consolidated financial statements may not be directly comparable to the financial statements of companies in the production stage. Western will not be eligible to become a production stage issuer, and will remain an exploration stage issuer, until such time as mineral reserves are established on at least one material property.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. By their nature, these estimates are subject to measurement uncertainty, and the effects on the consolidated financial statements of changes in such estimates in future periods could be significant. Significant areas requiring management's estimates and assumptions include the determination of the fair value of transactions involving common shares, assessment of the useful life and evaluation for impairment of Kinetic Separation intellectual property, valuation and impairment assessments of mineral properties and equipment, valuation of deferred contingent consideration, valuation of the reclamation liability, valuation of stock-based compensation, and valuation of available-for-sale securities. Other areas requiring estimates include allocations of expenditures, depletion, and amortization of mineral rights and properties. Actual results could differ from those estimates.

Foreign Currency Translation

The reporting currency of the Company, including its subsidiaries, is the United States dollar. The financial statements of subsidiaries located outside of the U.S. are measured in their functional currency, which is the local currency. The functional currency of the parent (Western Uranium & Vanadium Corp. (Ontario)) is the Canadian dollar. The functional currencies of the subsidiaries is the United States dollar. Monetary assets and liabilities of these subsidiaries are translated at the exchange rates at the balance sheet date. Transactions denominated in currencies other than the functional currency are recorded based on the exchange rates at the time of the transaction. Income and expense items are translated using average monthly exchange rates. Non-monetary assets are translated at their historical exchange rates. Translation adjustments are included in "Accumulated other comprehensive (loss) income" in the consolidated balance sheets.

Segment Information

The Company determines its reporting units in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, *Segment Reporting*. The Company evaluates a reporting unit by first identifying its operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated. The Company has one operating segment and reporting unit. The Company operates in one reportable business segment; the Company is in the business of exploring, developing, mining, and the production of its uranium and vanadium resource properties, including the utilization of the Company's Kinetic Separation technology in its mining processes. The Company is organized and operated as one business. Management reviews its business as a single operating segment, using financial and other information rendered meaningful only by the fact that such information is presented and reviewed in the aggregate.

Cash

The Company considers all highly-liquid instruments with an original maturity of three months or less at the time of issuance to be cash equivalents. As of December 31, 2022 and 2021, the Company had no cash equivalents.

Marketable Securities

The Company classifies its marketable securities as available-for-sale securities, which are carried at their fair value based on the quoted market prices of the securities with unrealized gains and losses reported as accumulated other comprehensive (loss) income, a separate component of shareholders' equity. Realized gains and losses on available-for-sale securities are included in net earnings in the period earned or incurred.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Restricted Cash

Certain cash balances are restricted as they relate to deposits with banks that have been assigned to state reclamation authorities in the United States to secure various reclamation guarantees with respect to mineral properties in Utah, Wyoming, and Colorado. As these funds are not available for general corporate purposes and secure the long term reclamation liability (see Note 4), they have been separately disclosed and classified as long-term for the majority of the Company's mines. As of December 31, 2022 and 2021, the Company has determined that the Van 4 Mine is now considered to be in reclamation. The Company recognized the Van 4 Mine's reclamation liability and its restricted cash in full on the Company's consolidated balance sheets as current.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based upon the following estimated useful lives:

Asset Classification	Estimated Useful Life
Equipment	5 years
Computer and related equipment	3 years
Software	7 years
Vehicles	5 years

For the years ended December 31, 2022 and 2021, the Company recorded depreciation expense of $26,877 and $20,380, respectively.

Revenue Recognition

The Company purchased prepaid uranium concentrate contracts for future delivery of uranium concentrate pursuant to a supply agreement. The Company recognizes revenue upon the delivery of the uranium contract to the counterparty and charges to cost of revenues the purchase cost of the uranium concentrate contract upon such delivery.

The Company leases certain of its mineral properties for the exploration and production of oil and gas reserves. The Company accounts for lease revenue in accordance with the FASB ASC 842, *Leases*. Lease payments received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Royalty payments are recognized as revenues based upon production.

Fair Values of Financial Instruments

The carrying amounts of cash, restricted cash, accounts payable, subscription payable, reclamation liability, contingent consideration and accrued liabilities approximate their fair value due to the short-term nature of these instruments. Marketable securities are adjusted to fair value at each balance sheet date based on quoted prices which are considered level 1 inputs. The Company's operating and financing activities are conducted primarily in Canadian dollars, and as a result, the Company is subject to exposure to market risks from changes in foreign currency rates. The Company is exposed to credit risk through its cash and restricted cash but mitigates this risk by keeping these deposits at major financial institutions.

The FASB ASC 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

(Stated in USD)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Fair Values of Financial Instruments (continued)

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3- Significant unobservable inputs that cannot be corroborated by market data and inputs that are derived principally from or corroborated by observable market data or correlation by other means.

The fair value of the Company's financial instruments are as follows:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Quoted Prices for Similar Assets or Liabilities in Active Markets (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities as of December 31, 2022	$ 612	$ -	$ -
Marketable securities as of December 31, 2021	$ 2,120	$ -	$ -

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets and Kinetic Separation technology for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows or upon an estimate of fair value that may be received in an exchange transaction. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected uranium prices (considering current and historical prices, trends, and related factors), production levels, operating costs of production, and capital, restoration and reclamation costs, based upon the projected remaining future uranium production from each project. The Company's long-lived assets (which include its mineral assets and Kinetic Separation intellectual property) were acquired during the end of 2014 and in 2015 in arms-length transactions. As of December 31, 2022, the Company evaluated the total estimated future cash flows on an undiscounted basis for its mineral properties and Kinetic Separation intellectual property and determined that no impairment was deemed to exist. Estimates and assumptions used to assess recoverability of the Company's long-lived assets and to measure fair value of the Company's uranium properties are subject to risk uncertainty. Changes in these estimates and assumptions could result in the impairment of the Company's long-lived assets. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

(Stated in USD)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes is based upon income or loss after adjustment for those permanent items that are not considered in the determination of taxable income. Deferred income taxes represent the tax effects of differences between the financial reporting and tax basis of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management makes judgments as to the interpretation of the tax laws that might be challenged in an audit and cause changes to previous estimates of tax liability. In management's opinion, adequate provisions for income taxes have been made. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is more than 50 percent likely to be realized upon settlement. A liability for unrecognized tax benefits is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. As of December 31, 2022 and December 31, 2021, no liability for unrecognized tax benefits was required to be reported.

The Company's policy for recording interest and penalties associated with tax audits is to record such items as a component of general and administrative expense. There were no amounts accrued for penalties and interest for the years ended December 31, 2022 and 2021. The Company does not expect its uncertain tax position to change during the next twelve months. Management is currently unaware of any issues under review that could result in significant payments, accruals, or material deviations from its position.

The Company has identified its federal Canadian and United States tax jurisdictions and its state tax jurisdictions in Colorado and Utah as its "major" tax jurisdictions, and such returns for the years 2017 through 2022 remain subject to examination.

Restoration and Remediation Costs (Asset Retirement Obligations)

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its mine projects to the pre-existing mine area average quality after the completion of mining.

Future reclamation and remediation costs, which include extraction equipment removal and environmental remediation, are accrued at the end of each period based on management's best estimate of the costs expected to be incurred for each project. Such estimates are determined by the Company's engineering studies which consider the costs of future surface and groundwater activities, current regulations, actual expenses incurred, and technology and industry standards.

In accordance with the FASB ASC 410, *Asset Retirement and Environmental Obligations*, the Company capitalizes the measured fair value of asset retirement obligations to mineral properties. The asset retirement obligations are accreted to an undiscounted value until the time at which they are expected to be settled. The accretion expense is charged to earnings and the actual retirement costs are recorded against the asset retirement obligations when incurred. Any difference between the recorded asset retirement obligations and the actual retirement costs incurred will be recorded as a gain or loss in the period of settlement.

At each reporting period, the Company reviews the assumptions used to estimate the expected cash flows required to settle the asset retirement obligations, including changes in estimated probabilities, amounts and timing of the settlement of the asset retirement obligations, as well as changes in the legal obligation requirements at each of its mineral properties. Changes in any one or more of these assumptions may cause revision of asset retirement obligations for the corresponding assets.

(Stated in USD)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Stock-Based Compensation

The Company follows the FASB ASC 718, *Compensation - Stock Compensation*, which addresses the accounting for stock-based payment transactions, requiring such transactions to be accounted for using the fair value method. Awards of shares for property or services are recorded at the fair value of the stock or the fair value of the service, whichever is more readily measurable. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of stock-based awards under ASC 718. The fair value is charged to earnings depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in line with the period over which it was earned. For employees and consultants, this is typically considered to be the vesting period of the award.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants (using the treasury stock method). The computation of net loss per share for each of the years ended December 31, 2022 and 2021 is the same for both basic and fully diluted.

Potentially dilutive securities outlined in the table below have been excluded from the computation of diluted net loss per share because the effect of their inclusion would have been anti-dilutive.

	For the Years Ended December 31,	
	2022	2021
Warrants to purchase common shares	9,362,076	9,735,948
Options to purchase common shares	4,306,334	2,324,670
Total potentially dilutive securities	13,668,410	12,060,618

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards, when adopted, will have a material effect on the accompanying consolidated financial statements.

(Stated in USD)

NOTE 4 – MINERAL ASSETS EQUIPMENT, KINETIC SEPARATION INTELLECTUAL PROPERTY, AND OTHER PROPERTY

The Company's mining properties acquired on August 18, 2014 that the Company retains as of December 31, 2022 include: The San Rafael Uranium Project located in Emery County, Utah; The Sunday Mine Complex located in western San Miguel County, Colorado; The Van 4 Mine located in western Montrose County, Colorado; The Sage Mine located in San Juan County, Utah, and San Miguel County, Colorado. These mining properties include leased land in the states of Colorado and Utah. None of these mining properties were operational at the date of acquisition.

The Company's mining properties acquired on September 16, 2015 that the Company retains as of December 31, 2022 include Hansen, North Hansen and Hansen Picnic Tree located in Fremont and Teller Counties, Colorado. The Company also acquired the Keota project located in Weld County, Colorado and the Ferris Haggerty project located in Carbon County Wyoming. These mining assets include both owned and leased land in the states of Utah, Colorado, and Wyoming. All of the mining assets represent properties which have previously been mined, to different degrees, for uranium.

As the Company has not formally established proven or probable reserves on any of its properties, there is inherent uncertainty as to whether or not any mineralized material can be economically extracted as originally planned and anticipated.

The Company's mineral properties and equipment and kinetic separation intellectual property are:

	As of December 31,	
	2022	2021
Mineral properties and equipment, net	$ 12,798,904	$ 11,780,142
Kinetic separation intellectual property	$ 9,488,051	$ 9,488,051

Mineral Properties and Equipment

During the years ended December 31, 2022 and 2021, Western made purchases of $1,045,638 and $65,000, which principally consisted of mining equipment, to increase mining capacity.

Oil and Gas Lease and Easement

The Company entered into an oil and gas lease that became effective with respect to minerals and mineral rights owned by the Company of approximately 160 surface acres of the Company's property in Colorado. As consideration for entering into the lease, the lessee has agreed to pay the Company a royalty from the lessee's revenue attributed to oil and gas produced, saved, and sold attributable to the net mineral interest. The Company has also received cash payments from the lessee related to the easement that the Company is recognizing incrementally over the eight year term of the easement.

On June 23, 2020, the same entity, as discussed above, elected to extend the oil and gas lease easement for three additional years, commencing on the date the lease would have previously expired. During 2021, the operator completed all well development stages, and each of the eight (8) wells commenced oil and gas production by mid-August 2021.

During the years ended December 31, 2022 and 2021 the Company recognized aggregate revenue of $635,363 and $272,142, respectively, under these oil and gas lease arrangements.

(Stated in USD)

NOTE 4 – MINERAL ASSETS EQUIPMENT, KINETIC SEPARATION INTELLECTUAL PROPERTY, AND OTHER PROPERTY, CONTINUED

Reclamation Liabilities

The Company's mines are subject to certain asset retirement obligations, which the Company has recorded as reclamation liabilities. The reclamation liabilities of the United States mines are subject to legal and regulatory requirements, and estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The reclamation liability represents the Company's best estimate of the present value of future reclamation costs in connection with the mineral properties. The Company determined the gross reclamation liabilities of the mineral properties to be $751,405 and $740,446 as of December 31, 2022 and December 31, 2021, respectively. On March 2, 2020, the Colorado Mined Land Reclamation Board ("MLRB") issued an order vacating the Van 4 Temporary Cessation, terminating mining operations and ordering commencement of final reclamation. The Company has begun the reclamation of the Van 4 Mine. The reclamation cost is fully covered by the reclamation bonds posted upon acquisition of the property. The Company adjusted the fair value of its reclamation obligation for the Van 4 Mine. The portion of the reclamation liability related to the Van 4 Mine and its related restricted cash are included in current liabilities and current assets, respectively, at a value of $75,057. The Company expects to begin incurring the reclamation liability after 2054 for all mines that are not in reclamation and accordingly, has discounted the gross liabilities over their remaining lives using a discount rate of 5.4%. The net discounted aggregated values as of December 31, 2022 and December 31, 2021 were $300,276 and $271,620, respectively. The gross reclamation liabilities as of December 31, 2022 and December 31, 2021 are secured by financial warranties in the amount of $751,405 and $740,446, respectively.

Reclamation liability activity for the years ended December 31, 2022 and 2021 consists of:

	For the Years Ended December 31,	
	2022	2021
Beginning balance at January 1	$ 271,620	$ 309,940
Accretion	28,656	9,142
Discontinuation of reclamation liability	-	(47,462)
Ending Balance at December 31	$ 300,276	$ 271,620

During the first quarter of 2021, the Company received notice that its Ferris Haggerty property was no longer considered to be subject to reclamation treatment. The Company recorded a discontinuation of the Ferris Haggerty property's present value of $2,669 during the first quarter 2021. On April 29, 2021, the Company moved the Ferris Haggerty $10,000 restricted cash deposit into its cash after receiving payment from the state of Wyoming. During the fourth quarter of 2021, the Company received notice from the State of Colorado that its surety release request on the Hansen Picnic Tree property had been approved, and as such, this property is no longer subject to reclamation treatment. As the property was not a current development priority, Western completed reclamation on the property. The Company recorded a discontinuation of the Hansen Picnic Tree property's present value of $44,793 during the fourth quarter of 2021. On December 29, 2021, the Company moved the $154,936 restricted cash deposit into its cash after receiving payment from the state of Colorado.

(Stated in USD)

NOTE 4 – MINERAL ASSETS EQUIPMENT, KINETIC SEPARATION INTELLECTUAL PROPERTY, AND OTHER PROPERTY, CONTINUED

Sunday Mine Complex Permitting Status

On February 4, 2020, the Colorado DRMS sent a Notice of Hearing to Declare Termination of Mining Operations related to the status of the mining permits issued by the state of Colorado for the Sunday Mine Complex. At issue was the application of an unchallenged Colorado Court of Appeals Opinion for a separate mine (Van 4) with very different facts that are retroactively modifying DRMS rules and regulations. The Company maintains that it was timely in meeting existing rules and regulations. The hearing was scheduled to be held during several monthly MLRB Board meetings, but this matter was delayed several times. The permit hearing was held during the MLRB Board monthly meeting on July 22, 2020. At issue was the status of the five existing permits which comprise the Sunday Mine Complex. Due to COVID-19 restrictions, the hearing took place utilizing a virtual-only format. The Company prevailed in a 3 to 1 decision which acknowledged that the work completed at the Sunday Mine Complex under DRMS oversight was timely and sufficient for Western to maintain these permits. In a subsequent July 30, 2020 letter, the DRMS notified the Company that the status of the five permits (Sunday, West Sunday, St. Jude, Carnation, and Topaz) had been changed to "Active" status effective June 10, 2019, the original date on which the change of the status was approved. On August 23, 2020, the Company initiated a request for Temporary Cessation status for the Sunday Mine Complex as the mines had not been restarted within a 180-day window due to the direct and indirect impacts of the COVID-19 pandemic. Accordingly, a permit hearing was scheduled for October 21, 2020 to determine Temporary Cessation status. In a unanimous vote, the MLRB approved Temporary Cessation status for each of the five Sunday Mine Complex permits (Sunday, West Sunday, St. Jude, Carnation, and Topaz). On October 9, 2020, the MLRB issued a board order which finalized the findings of the July 22, 2020 permit hearing. On November 10, 2020, the MLRB issued a board order which finalized the findings of the October 21, 2020 permit hearing. On November 6, 2020, the MLRB signed an order placing the five Sunday Mine Complex mine permits into Temporary Cessation. On November 12, 2020, a coalition of environmental groups (the "Plaintiffs") filed a complaint against the MLRB seeking a partial appeal of the July 22, 2020 decision by requesting termination of the Topaz Mine permit. On December 15, 2020, the same coalition of environmental groups amended their complaint against the MLRB seeking a partial appeal of the October 21, 2020 decision requesting termination of the Topaz Mine permit. The Company has joined with the MLRB in defense of their July 22, 2020 and October 21, 2020 decisions. On May 5, 2021, the Plaintiffs in the Topaz Appeal filed an opening brief with the Denver District Court seeking to overturn the July 22, 2020 and October 21, 2020 MLRB permit hearing decisions on the Topaz Mine permit. The MLRB and the Company were to respond with an answer brief within 35 days on or before June 9, 2021, but instead sought a settlement. The judicial review process was delayed as extensions were put in place until August 20, 2021. A settlement was not reached, and the MLRB and the Company submitted answer briefs on August 20, 2021. The Plaintiff submitted a reply brief on September 10, 2021. On March 1, 2022, the Denver District Court reversed the MLRB's orders regarding the Topaz Mine and remanded the case back to MLRB for further proceedings consistent with its order. The Company and the MLRB had until April 19, 2022 to appeal the Denver District Court's ruling. Neither the Company nor the MLRB appealed the Denver District Court ruling. Subsequently on March 20, 2023, the MLRB issued a board order for the Company to commence final reclamation, which upon completion will terminate mining operations at the Topaz Mine. Reclamation is to commence immediately at the Topaz Mine and is to be completed within five years by March 2028. The Company is currently working toward the completion of an updated Topaz Mine Plan of Operations which is a separate federal requirement of the BLM for the conduct of mining activities on the federal land at the Topaz Mine and needed to re-permit the Topaz Mine with Colorado's DRMS.

(Stated in USD)

NOTE 4 – MINERAL ASSETS EQUIPMENT, KINETIC SEPARATION INTELLECTUAL PROPERTY, AND OTHER PROPERTY, CONTINUED

Kinetic Separation Intellectual Property

The Kinetic Separation intellectual property was acquired in Western's acquisition of Black Range on September 16, 2015. Previously Black Range acquired its Kinetic Separation assets in the dissolution of a joint venture on March 17, 2015, through the acquisition of all the assets of the joint venture and received a 25-year license to utilize all of the patented and unpatented technology owned by the joint venture. The technology license agreement for patents and unpatented technology became effective as of March 17, 2015, for a period of 25 years, until March 16, 2040. There are no remaining license fee obligations, and there are no future royalties due under the agreement. The Company has the right to sub-license the technology to third parties. The Company may not sell or assign the Kinetic Separation license; however, the license could be transferred in the case of a sale of the Company. The Company has developed improvements to Kinetic Separation during the term of the license agreement and retains ownership of, and may obtain patent protection on, any such improvements developed by the Company.

The Kinetic Separation patent was filed on September 13, 2012 and granted on February 14, 2014 by the United States Patent Office. The patent is effective for a period of 20 years until September 13, 2032. This patent is supported by two provisional patent applications. The provisional patent applications expired after one year but were incorporated in the U.S. Patent by reference and claimed benefit prior to their expirations. The status of the patent and two provisional patent applications has not changed subsequent to the 2014 patent grant. The Company has the continued right to use any patented portion of the Kinetic Separation technology that enters the public domain subsequent to the patent expiration.

The Company anticipates Kinetic Separation will improve the efficiency of the mining and processing of the sandstone-hosted ore from Western's conventional mines through the separation of waste from mineral bearing-ore, potentially reducing transportation, mill processing, and mill tailings costs. Kinetic Separation is not currently in use or being applied at any Company mines. The Company views Kinetic Separation as a cost saving technology, which it will seek to incorporate into ore production subsequent to commencing scaled production levels. There are also alternative applications, which the Company has explored.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of:

	As of December 31,	
	2022	2021
Trade accounts payable	$ 403,705	$ 510,831
Accrued liabilities	147,910	188,762
Total accounts payable and accrued liabilities	$ 551,615	$ 699,593

(Stated in USD)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Supply Contract

In December 2015, the Company signed a uranium concentrates supply agreement with a major United States utility company for delivery commencing in 2018 and continuing for a five-year period through 2022. On March 8, 2021, the Company entered into an agreement with a third party to complete the Year 4 (2021) uranium concentrate delivery. The Company paid $78,000 in April 2021 to the assignee for which the assignee made the delivery in May 2021. In April 2022, in satisfaction of the Year 5 delivery under its supply contract, the Company delivered 125,000 lbs of uranium concentrate from its prepaid uranium concentrate inventory. Accordingly, during the year ended December 31, 2022, the Company recorded revenue of $7,223,609 (at a price of approximately $57 per pound) and cost of revenue of $4,044,083, related to the delivery of the uranium. In May 2022, the Company received the cash proceeds from this sale.

Strategic Acquisition of Physical Uranium

In May 2021, the Company executed a binding agreement to purchase 125,000 pounds of natural uranium concentrate at approximately $32 per pound. In December 2021, the Company paid $4,044,083, in connection with its full prepayment of the purchase price for 125,000 pounds of natural uranium concentrate. This uranium concentrate was subsequently delivered under the terms of the aforementioned uranium concentrates supply agreement in April 2022.

NOTE 7 – SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

Authorized Capital

The holders of the Company's common shares are entitled to one vote per share. Holders of common shares are entitled to ratably receive such dividends, if any, as may be declared by the board of directors, out of legally available funds. Upon the liquidation, dissolution, or winding down of the Company, holders of common shares are entitled to share ratably in all assets of the Company that are legally available for distribution. As of December 31, 2022 and 2021, an unlimited number of common shares were authorized for issuance.

Private Placements

On February 16, 2021, the Company closed a non-brokered private placement of 3,250,000 units at a price of CAD $0.80 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $2,600,000 (USD $1,950,509 in net proceeds). Each unit consisted of one common share of Western (a "Share") plus one common share purchase warrant of Western (a "Warrant"). Each warrant entitled the holder to purchase one Share at a price of CAD $1.20 per Share for a period of three years following the closing date of the private placement. A total of 3,250,000 Shares and 3,250,000 Warrants were issued in the private placement.

On March 1, 2021, the Company closed a non-brokered private placement of 3,125,000 units at a price of CAD $0.80 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $2,500,000 (USD $1,918,797 in net proceeds). Each unit consisted of one Share plus one Warrant. Each Warrant entitled the holder to purchase one Share at a price of CAD $1.20 per Share for a period of three years following the closing date of the private placement. A total of 3,125,000 Shares and 3,125,000 Warrants were issued in the private placement.

On December 17, 2021, the Company closed a non-brokered private placement of 372,966 units at a price of CAD $1.60 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $596,746 (USD $434,973 in net proceeds). Each unit consisted of one Share plus one Warrant. Each Warrant entitled the holder to purchase one Share at a price of CAD $2.50 per Share for a period of three years following the closing date of the private placement. A total of 372,966 Shares and 372,966 Warrants were issued in the private placement.

On January 20, 2022, the Company closed a non-brokered private placement of 2,495,575 units at a price of CAD $1.60 per unit. The aggregate gross proceeds raised in the private placement amounted to CAD $3,992,920 (USD $3,011,878 in net proceeds). Each unit consisted of one common share of Western (a "Share") plus one common share purchase warrant of Western (a "Warrant"). Each Warrant entitled the holder to purchase one Share at a price of CAD $2.50 per Share for a period of three years following the closing date of the private placement. A total of 2,495,575 Shares and 2,495,575 Warrants were issued to investors and 98,985 Warrants were issued to broker dealers in connection with the private placement.

(Stated in USD)

NOTE 7 – SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS, CONTINUED

Warrant Exercises

During the year ended December 31, 2022 and 2021, an aggregate of 2,020,351 and 2,066,693 warrants were exercised for total gross proceeds of $2,620,395 and $2,004,864, respectively.

Incentive Stock Option Plan

The Company maintains an Incentive Stock Option Plan (the “Plan”) that permits the granting of stock options as incentive compensation. Shareholders of the Company approved the Plan on June 30, 2008 and amendments to the Plan on June 20, 2013. The board of directors approved additional changes to the Plan on September 12, 2015. On October 1, 2021, the Company further amended the Plan, principally to allow for the cashless exercise of stock options.

The purpose of the Plan is to attract, retain, and motivate directors, management, staff, and consultants by providing them with the opportunity, through stock options, to acquire a proprietary interest in the Company and benefit from its growth.

The Plan provides that the aggregate number of common shares for which stock options may be granted will not exceed 10% of the issued and outstanding common shares at the time stock options are granted. As of December 31, 2022, a total of 43,602,565 common shares were outstanding, and at that date the maximum number of stock options eligible for issue under the Plan was 4,360,257.

Stock Options

On February 10, 2022, the Company granted options under the Plan for the purchase of an aggregate of 900,000 common shares to five individuals consisting of directors and officers of the Company. The options have a five year term, an exercise price of CAD $1.76 (US $1.30 as of December 31, 2022) and vest equally in thirds commencing initially on the date of grant and thereafter on April 1, 2022, and July 1, 2022.

On October 31, 2022, the Board of Directors granted options under the Plan for the purchase of an aggregate of 1,665,000 common shares to individuals consisting of directors and officers of the Company. Each of these options have a five year term, an exercise price of CAD $1.60 (US $1.18 as of December 31, 2022) and vest equally in two installments beginning on the date of grant and thereafter on April 30, 2023.

The Company utilized the Black-Scholes option pricing model to determine the fair value of these stock options, using the assumptions as outlined below:

		December 31, 2022
Stock Price	CAD $	1.44 - $1.76
Exercise Price	CAD $	1.60 - $1.76
Dividend Yield		0%
Expected Volatility		103.3% - 108.4%
Weighted Average Risk-Free Interest Rate		1.61% - 4.45%
Expected life (in years)		2.6

(Stated in USD)

NOTE 7 – SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS, CONTINUED

Stock Options, continued

During the year ended December 31, 2022, the Company issued 13,517 shares of common stock pursuant to the cashless exercise of 50,000 stock options (with a market price on date of exercise of CAD $1.3705 (US $1.00 as of December 31, 2022).

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Weighted Average Grant Date Fair Value	Intrinsic Value
Outstanding – January 1, 2022	2,324,670	$ 1.35	1.67	$ 0.39	$ 528,714
Granted	2,565,000	1.22	-	0.72	
Expired	(533,336)	1.32	-	0.19	
Exercised	(50,000)	0.74	-	0.05	-
Outstanding – December 31, 2022	4,306,334	$ 1.24	3.35	$ 0.61	$ 60,965
Exercisable – December 31, 2022	3,473,834	$ 1.26	2.88	$ 0.60	$ 60,965

The Company's stock-based compensation expense related to stock options for the years ended December 31, 2022 and 2021 was $1,566,520 and $0, respectively, which is included in general and administrative expenses on the Company's consolidated statements of operations and other comprehensive loss. As of December 31, 2022 and 2021, the Company had $364,095 and $0 of unamortized stock option expense, respectively.

Warrants

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Intrinsic Value
Outstanding - January 1, 2022	9,735,948	$ 1.09	1.49	$ 3,799,606
Issued	2,594,560	1.84	-	-
Exercised	(2,020,351)	1.21	-	-
Expired/Forfeited	(948,081)	2.00	-	-
Outstanding – December 31, 2022	9,362,076	$ 1.19	1.43	$ 27,227
Exercisable – December 31, 2022	9,362,076	$ 1.19	1.43	$ 27,227

NOTE 8 – MINING EXPENDITURES

	For the Years Ended December 31,	
	2022	2021
Permits	$ 282,851	$ 134,261
Mining costs	471,622	578,034
Royalties	7,860	5,362
	$ 762,333	$ 717,657

(Stated in USD)

NOTE 9 – RELATED PARTY TRANSACTIONS AND BALANCES

The Company has transacted with related parties pursuant to service arrangements in the ordinary course of business, as follows:

Prior to the acquisition of Black Range, Mr. George Glasier, the Company's CEO, who is also a director ("Seller"), transferred his interest in a former joint venture with Ablation Technologies, LLC to Black Range. In connection with the transfer, Black Range issued 25 million shares of Black Range common stock to Seller and committed to pay AUD $500,000 (USD $340,252 as of December 31, 2022) to Seller within 60 days of the first commercial application of the kinetic separation technology. Western assumed this contingent payment obligation in connection with the acquisition of Black Range. At the date of the acquisition of Black Range, this contingent obligation was determined to be probable. Since the deferred contingent consideration obligation is probable and the amount is estimable, the Company recorded the deferred contingent consideration as an assumed liability in the amount of $340,252 and $362,794 as of December 31, 2022 and December 31, 2021, respectively.

The Company has multiple lease arrangements with Silver Hawk Ltd., an entity which is owned by George Glasier and his wife Kathleen Glasier. These leases, which are all on a month-to-month basis, are for the Company's rental of office, workshop, warehouse and employee housing facilities The Company incurred rent expense of $55,198 and $34,427 in connection with these arrangement for the years ended December 31, 2022 and 2021, respectively.

The Company also owed Mr. Glasier reimbursable expenses in the amount of $87,221 and $65,753 as of December 31, 2022 and December 31, 2021, respectively, which are recorded in accounts payable and accrued liabilities.

NOTE 10 – INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryovers	$ 5,708,411	$ 5,815,866
Marketable securities	16,094	15,720
Accrued expenses	35,681	46,604
Amortization capitalized cost	725,959	-
Unrealized foreign exchange	64,761	-
Accretion expense	8,639	-
Deferred tax assets, gross	6,559,545	5,878,190
Less: valuation allowance	(3,688,584)	(3,488,821)
Deferred tax assets, net	2,870,961	2,389,369
Deferred tax liabilities:		
Property and equipment	(5,314,338)	(5,098,256)
Amortization annual expense	(265,510)	-
Deferred tax liabilities, net	$ (2,708,887)	$ (2,708,887)

The change in the Company's valuation allowance is as follows:

	For the Years Ended December 31,	
	2022	2021
Beginning of year	$ 3,488,821	$ 2,997,084
Increase in valuation allowance	199,763	491,737
End of year	$ 3,688,584	$ 3,488,821

NOTE 10 – INCOME TAXES, CONTINUED

A reconciliation of the provision for income taxes with the amounts computed by applying the statutory federal income tax rate to income from operations before the provision for income taxes is as follows:

	For the Years Ended December 31,	
	2022	2021
U.S. federal statutory rate	(21.0)%	(21.0)%
State and foreign taxes	(3.8)%	(3.8)%
Permanent differences		
Stock-based compensation	37.4%	0%
Other	1.0%	0%
True-up to prior years return	19.3%	0%
Valuation allowance	(32.9)%	24.8%
Effective income tax rate	0%	0%

The Company has net operating loss carryovers of approximately $23,017,786 for federal and state income tax purposes and net operating loss carryovers of $11,663,991 for Canadian provincial tax purposes which begin to expire in 2026. The ultimate realization of the net operating loss is dependent upon future taxable income, if any, of the Company.

Based on losses from inception, the Company determined that as of December 31, 2022 it is more likely than not that the Company will not realize benefits from the deferred tax assets. The Company will not record income tax benefits in the consolidated financial statements until it is determined that it is more likely than not that the Company will generate sufficient taxable income to realize the deferred income tax assets. As a result of the analysis, the Company determined that a deferred tax asset valuation allowance of $3,688,584 and $3,488,821 was required as of December 31, 2022 and 2021, respectively.

Internal Revenue Code ("IRC") Section 382 imposes limitations on the use of net operating loss carryovers when the share ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased on a cumulative basis over a period of three years by more than 50 percentage points. Management cannot control any ownership changes that occur. Accordingly, there is a risk of an ownership change beyond the control of the Company that could trigger a limitation of the use of the loss carryover. The Company has analyzed the issuances of common shares during the years ended December 31, 2022 and 2021 and does not believe such change of control occurred. If such ownership change under IRC section 382 had occurred, such change would substantially limit the Company's ability to utilize its net operating loss carryforwards in the future.

NOTE 11 – FINANCIAL INSTRUMENTS

Fair Values

The Company's financial instruments consist of cash, restricted cash, accounts payable, contingent consideration and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of these instruments. The Company's financial instruments also incorporate marketable securities that are adjusted to fair value at each balance sheet date based on quoted prices which are considered level 1 inputs. The reclamation deposits, which are reflected in restricted cash on the consolidated balance sheets, are deposits mainly invested in certificates of deposit at major financial institutions, and their fair values are estimated to approximate their carrying values. There were no transfers of financial instruments between Levels 1, 2, and 3 during the years ended December 31, 2022 and 2021.

Foreign Currency Risk

Foreign currency risk is the risk that changes in the rates of exchange on foreign currencies will impact the financial position or cash flows of the Company. The Company's reporting currency is the United States dollar. The functional currency for Western standalone entity is the Canadian dollar. The Company is exposed to foreign currency risks in relation to certain activity that is to be settled in Canadian funds. Management monitors its foreign currency exposure regularly to minimize the risk of an adverse impact on its cash flows.

(Stated in USD)

NOTE 11 – FINANCIAL INSTRUMENTS, CONTINUED

Concentration of Credit Risk

Concentration of credit risk is the risk of loss in the event that certain counterparties are unable to fulfil their obligations to the Company. The Company limits its exposure to credit loss on its cash and restricted cash by placing its cash with high credit quality financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company's consolidated cash flows from operations will not be sufficient for the Company to continue operating and discharge is liabilities. The Company is exposed to liquidity risk as its continued operation is dependent upon its ability to obtain financing, either in the form of debt or equity, or achieve profitable operations in order to satisfy its liabilities as they come due. As of December 31, 2022, the Company had a working capital of $9,568,963 and cash on hand of $9,682,133.

Market Risk

Market risk is the risk that fluctuations in the market prices of minerals will impact the Company's future cash flows. The Company is exposed to market risk on the price of uranium and vanadium, which will determine its ability to build and achieve profitable operations, the amount of exploration and development work that the Company will be able to perform, and the number of financing opportunities that will be available. Management believes that it would be premature at this point to enter into any hedging or forward contracts to mitigate its exposure to specific market price risks.

NOTE 12 – COVID-19

The world continues to be impacted by the COVID-19 pandemic. COVID-19 and the measures to prevent its spread, previously impacted the Company's business in a number of ways. COVID-19 has primarily caused Western delays in reporting, regulatory matters, operations, and sick/quarantine days for employees infected/exposed to COVID-19. The COVID-19 pandemic previously limited Western's participation in industry and investor conference events during 2020 and 2021. The impact of future disruptions and the extent of adverse impacts on the Company's financial and operating results will be dictated by the unpredictable duration and severity of the future waves of COVID-19. The Company is continuing to monitor COVID-19 and its subvariants and the potential impact of the pandemic on the Company's operations.

Exhibit 19.1

WESTERN URANIUM & VANADIUM CORP.
DISCLOSURE, CONFIDENTIALITY AND INSIDER TRADING POLICY

1.   PURPOSE OF THIS POLICY

1.1 The purpose of this disclosure, confidentiality and insider trading & policy (the "Policy") of Western Uranium & Vanadium Corp. (the "Company") is to set forth certain policies to ensure that:

(a) the Company complies with its timely disclosure obligations as required under applicable Canadian securities laws, including the *Securities Act* (Ontario) (the "Securities Act")' and if applicable in the United States of America;

(b) the Company prevents the selective disclosure of material changes (as defined herein) to analysts, institutional investors, market professionals and others;

(c) documents released by the Company or public oral statements made by a person with actual, implied or apparent authority to speak on behalf of the Company that relates to the business and affairs of the Company do not contain a misrepresentation (as defined herein);

(d) all persons to whom this Policy applies understand their obligations to preserve the confidentiality of Undisclosed Material Information (as defined herein);

(e) all appropriate parties who have Undisclosed Material Information are prohibited from trading in securities of the Company on such Undisclosed Material Information and Tipping (as defined herein) under applicable laws, stock exchange rules and this Policy; and

(f) the Chief Executive Officer and the Chief Financial Officer receive reports prior to such officers executing their certifications related to the Company's Core Documents (as defined herein) setting out the evaluation, findings and conclusions of the Board (as defined herein) regarding the effectiveness of the Company's disclosure controls and procedures (as defined herein) and the Board's assessment of the quality of the disclosure made in the Core Documents.

2.   APPLICATION AND ADMINISTRATION OF THIS POLICY

2.1 This Policy will be administered and implemented by the Board of Directors.

2.2 The main groups of persons to whom this Policy apply are set forth in Schedule "A" attached hereto. Each section of the Policy that imposes restrictions and obligations will describe which groups of persons are subject to that section. References in this Policy to "any person to whom this Policy applies" or similar references are intended to include persons in all of the groups set forth in Schedule "A".

3. AUTHORIZED SPOKESPERSONS

3.1 Unless otherwise authorized by the Board, *and subject to the prior approval of the Chief Executive Officer* only the members of the Board are authorized to make public oral statements, initiate contacts with analysts, the media and investors.

3.2 Any person to whom this Policy applies who is approached by the media, an analyst, investor or any other member of the public to comment on the business and affairs of the Company, must refer all inquiries to the Chief Executive Officer and must immediately notify the Chief Executive Officer that the approach was made. In the event that a Director, Officer, Employee or Contractor is contacted by the media the Media Protocol attached as Schedule 'D' must be followed.

4. PREPARATION AND RELEASE OF DOCUMENTS

4.1 The procedures in this section apply to all Directors, Officers, Employees and Contractors.

4.2 A "Document" means any public written communication, including a communication prepared and transmitted in electronic form:

(a) that is required to be filed with the Ontario Securities Commission (the "OSC") or any other securities regulatory authority in Canada, either on the System for Electronic Document Analysis and Retrieval ("SEDAR") web site at www.sedar.com or otherwise;

(b) that is not required to be filed with the OSC or any other securities regulatory authority in Canada, or on the SEDAR web site, but is so filed;

(c) that is filed or required to be filed with a government or an agency of a government under applicable law or with any stock exchange or similar institution under its bylaws, rules or regulations; or

(d) the content of which would reasonably be expected to affect the market price or value of the securities of the Company.

4.3 A "misrepresentation" means:

(a) an untrue statement of a material fact (as defined herein); or

(b) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the circumstances in which it is made.

4.4 The Securities Act distinguishes between "core documents" and "non-core documents". For the purpose of this Policy, the following documents are "Core Documents":

(a) prospectuses;

(b) take-over bid circulars;

(c) issuer bid circulars;

(d) directors' circulars;

(e) rights offering circulars;

(f) management's discussion and analysis ("MD&A");

(g) annual information forms;

(h) information circulars;

(i) annual financial statements;

(j) interim financial statements; and

(k) material change reports.

4.5 Prior to the time that any Document is to be released to the public, filed with the OSC, any other securities regulatory authority in Canada, or filed on SEDAR, the following procedures must be observed:

(a) the Document must be prepared in consultation with, and be reviewed by, personnel in all applicable internal departments of the Company, and input from external experts and advisors should be obtained as necessary;

(b) any Core Document, other than a material change report, must be reviewed and approved by the Board;

(c) any press release which contains Undisclosed Material Information must be reviewed and approved by the Chief Executive Officer, the Chief Financial Officer and at least one other member of the Board;

(d) any press release which does not contain Undisclosed Material Information must be reviewed and approved by the Chief Executive Officer or the Chief Financial Officer and at least one other member of the Board;

(e) in the event a report, statement or opinion of any expert is included or summarized in a Document, the written consent of the expert to the use of the report, statement or opinion or extract thereof and the specific form of disclosure shall be obtained. In addition, the Board must be satisfied that:

(i) there are no reasonable grounds to believe that there is a misrepresentation in the part of the Document made on the authority of the expert; and

(ii) part of the Document fairly represents the expert report, statement or opinion.

(f) Core Documents, other than material change reports, must be provided to the Directors sufficiently in advance of the time they are to be filed or released to allow the Directors to review and comment on such documents. It is recognized that the requirement to make prompt disclosure of Material Changes by way of press releases may make it difficult to have certain press releases and material change reports reviewed by the Directors; and

(g) in the case of interim financial statements, annual financial statements and interim and annual MD&A, such documents must be reviewed and approved by the Board of Directors.

(h) In the event that a Document contains any Forward-Looking Information (as defined herein) this information must be specifically identified as such and the following additional disclosure shall be provided in written form proximate to each place in the Document where the Forward-Looking Information appears:

(i) reasonable cautionary language identifying the Forward-Looking Information as such;

(j) identifying the material factors that could cause actual results to differ materially from expected results from a conclusion, forecast or projection in the Forward-Looking Information; and

(k) a statement of the material factors or assumptions that were applied in the Forward-Looking Information.

4.6 "Forward-Looking Information" means all disclosure regarding possible events, conditions or results (including future-oriented financial information with respect to prospective results of operations, a prospective financial position or prospective changes in financial position that is based on assumptions about future economic conditions and courses of action) that is presented as either a forecast or a projection. An example would be the discussion of trends and prospects for the Company in its MD&A.

5.   PUBLIC ORAL STATEMENTS

5.1 The procedures in this section apply to all Directors, Officers, Employees, Contractors and Spokespersons and any other person with actual or implied authority to make a public oral statement.

5.2 A "public oral statement" is any oral statement made in circumstances in which a reasonable person would believe that information contained in the statement will become generally disclosed. Examples include speeches, presentations, news conferences, interviews and discussions with analysts where the Company's business and affairs, prospects or financial condition is discussed. The following procedures should be observed in respect of any public oral statements made by or on behalf of the Company:

(a) such public oral statements should be made only by the Spokespersons authorized by this Policy to make public oral statements on behalf of the Company;

(b) any public oral statement referring to a statement, report or opinion of an expert in whole or in part must have the prior written consent of said expert prior to a Spokesperson making a public oral statement related thereto;

(c) the Spokespersons must ensure that any public oral statements on behalf of the Company do not contain a misrepresentation and comply with Section 13 of this Policy (Avoiding Selective Disclosure) and Section 4.6 of this Policy (Forward-Looking Information);

(d) when available, a transcript or electronic recording of all speeches, interviews and other public oral statements made by any Spokesperson shall be made and furnished to the Chief Financial Officer immediately following the making of such public oral statement; and

(e) the applicable persons described above shall review the transcript and/or electronic recording of each public oral statement made by or on behalf of the Company to ensure that the public oral statement does not contain a misrepresentation. If such public oral statements are found to contain a misrepresentation, the person shall advise the Board and the Company shall immediately issue a correcting press release.

5.3 Where a public oral statement contains Forward-Looking Information, the Spokesperson must, prior to making such a public oral statement make the following cautionary statement indicating that the public oral statement contains Forward-Looking Information;

"Some of my commentary may contain forward-looking information, therefore, you are cautioned that the Company's actual results could differ materially from my conclusions, forecasts or projections. I refer you to the section entitled "Description of the Business – Risk Factors" in our most recent annual information form available on SEDAR which sets out certain material factors that could cause actual results to differ."

6. DISCLOSURE CONTROLS AND PROCEDURES

6.1 The Board of Directors has designed the Company's Disclosure Controls and Procedures Policy which will be implemented and monitored by the Board. In accordance with the Disclosure Controls and Procedures Policy:

(a) The Board shall assign responsibility to the appropriate individuals to draft the required disclosures in the material public disclosures of the Company and shall develop a timeline to ensure the drafting and review is conducted in a timely manner.

(b) The Board shall review new developments, key risks and business challenges or areas of concern for special attention during the drafting process.

(c) All personnel who are requested to have direct input into the preparation of Core Documents will be provided with instructions and such other additional information as they may require to ensure that they are familiar with the Company's obligations, the importance of compliant and accurate disclosure and the reliance which is being placed upon them.

(d) The Board shall meet as many times as may be necessary to review the draft, consider all comments raised by members of the Board and other reviewers. Concerns will be addressed with outside counsel and the independent auditors, as necessary.

(e) Where it considers it necessary or advisable, the Board will have portions of Core Documents reviewed by another knowledgeable person. Financial information in the Core Documents shall undergo a second internal review by the auditors where appropriate (eg) financial statements, MD&A, annual information forms and business acquisition reports.

(f) To serve as an additional record of the procedures employed, and to emphasize the importance of accurate and reliable information in the Company's material public disclosures, the Board shall ask the appropriate persons to provide his or her confirmation that all material information has been brought forward to the Board. Each will be asked to provide their certification in a form to be approved by the Board.

(g) Operations personnel will be required to provide their confirmation, as appropriate, that all material information has been communicated to the responsible executive officers.

(h) Once the Board has agreed upon a final draft, the Board shall report to the Chief Executive Officer and the Chief Financial Officer:

     (i) that it has followed the disclosure controls and procedures;

     (ii) the Board's findings and conclusions regarding the effectiveness of the Company's disclosure controls and procedures; and

     (iii) the Board's assessment of the quality of the disclosures made in the Company's Core Documents,

and the Board shall meet with the Chief Executive Officer and/or the Chief Financial Officer to discuss any questions, which either may have, and to report in person, upon the request of the Chief Executive Officer and/or the Chief Financial Officer.

(i) If for any reason the Board cannot agree upon its report, it shall meet with the Chief Executive Officer and the Chief Financial Officer to discuss its procedures and the issues which remain outstanding.

7. TIMELY DISCLOSURE OF MATERIAL INFORMATION

7.1 "Material information" consists of both "material facts" and "material changes". A "material fact" means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the securities of the Company. A "material change" means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company and includes a decision to implement such a change if such a decision is made by the Board or by senior management of the Company who believe that confirmation of the decision by the Board is probable.

7.2 Any person to whom this Policy applies who becomes aware of information that has the possibility of being Material Information must immediately disclose that information to the Chief Executive Officer or the Chief Financial Officer and the Chief Executive Officer or Chief Financial Officer shall advise the Board. Schedule "B" attached hereto lists examples of Material Information.

7.3 Upon the occurrence of any change that may constitute a material change in respect of the Company or upon the Board, the Board, in consultation with such other advisors as it may consider necessary, shall:

(a) consider whether the event constitutes a material change;

(b) if it does constitute a material change, prepare a press release and a material change report describing the material change as required under applicable laws;

(c) determine whether a reasonable basis exists for filing the material change report on a confidential basis. In general, filings will not be made on a confidential basis although, in exceptional circumstances (such as disclosure related to a potential acquisition), confidential disclosure may be appropriate;

(d) to the extent practicable, circulate the draft press release and material change report to the members of the Board and senior management together, if applicable, with the recommendation that it be filed on a confidential basis;

(e) if applicable, following approval by the Board, file the material change report on a confidential basis and when the basis for confidentiality ceases to exist, and the event remains material, issue a press release and file a material change report in compliance with applicable securities laws, including the Act. During the period of time while a confidential material change has not been publicly disclosed, the Company shall not release a document or make a public oral statement that, due to the undisclosed material change, contains a misrepresentation.

7.4 Press releases disclosing Material Information will be transmitted to stock exchanges upon which Company securities are listed, relevant regulatory bodies and major news wire services that disseminate financial news to the financial press. Press releases must be pre-cleared by the relevant stock exchange if issued during trading hours or one hour after trading hours.

8. INTERNET CHAT ROOMS AND BULLETIN BOARDS

8.1 Directors, Officers, Employees and Contractors must not discuss or post any information relating to the Company or any of its subsidiaries or trading in securities of the Company in Internet chat rooms, newsgroups or bulletin boards.

9. RUMOURS

9.1 The Company shall not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. Spokespersons will respond consistently to those rumours, saying "It is our policy not to comment on market rumours or speculation." If the TSX, or a securities regulatory authority requests that the Company make a statement in response to a market rumour, the Board will consider the matter and make a recommendation to the Chief Executive Officer as to the nature and context of any response.

10.   WEBSITE

10.1 The Vice President, Investor Relations of the Company is responsible for creating and maintaining the Company's website. The Company's website must be maintained in accordance with the following:

(a) the following information must be included on the website:

(i) all Material Information that has previously been Generally Disclosed, including, without limitation, all documents filed on SEDAR or a link to those documents on SEDAR;

(ii) all non-Material Information that is given to analysts, institutional investors and other market professionals (such as fact sheets, fact books, slides of investor presentations, materials distributed at analyst and industry conferences);

(iii) web replays of shareholder meetings or analysts' conferences; and

(iv) all press releases or a link to those press releases;

(b) the website must contain an e-mail link to an investor relations contact for the Company to facilitate communication with investors;

(c) the website must include a notice that advises the reader that the information was accurate at the time of posting, but may be superseded by subsequent disclosures;

(d) inaccurate information must be promptly removed from the website and a correction must be posted;

(e) information contained on the website must be removed or updated when it is no longer current;

(f) a list of all analysts known to follow the Company may be posted on the investor relations page, but analysts' reports must not be posted on the Company's website or linked to the Company's website;

(g) all links from the Company's website must be approved by the Vice-President, Investor Relations and all links must include a notice that advises the reader that he or she is leaving the Company's website and that the Company is not responsible for the contents of the other site; and

(h) while no links will be created from the Company's website to chat rooms, newsgroups or bulletin boards, pre-approved and publicly disclosed information posted on external websites may be referenced on the Company's website with authorization by the Vice-President, Investor Relations.

10.2 All information on the Company's website will be retained for a period of six years from the date of issue.

10.3 If the Company is considering a distribution of its securities, the content of the website must be reviewed with the Company's corporate counsel before and during the offering to ensure compliance with applicable securities laws.

11. CONFIDENTIALITY OF UNDISCLOSED MATERIAL INFORMATION

11.1 "Undisclosed Material Information" of the Company is Material Information about the Company that has not been "Generally Disclosed", that is, disseminated to the public by way of a press release together with the passage of a reasonable amount of time (24 hours, unless otherwise advised that the period is longer or shorter, depending on the circumstances) for the public to analyze the information.

11.2 Any person to whom this Policy applies and who has knowledge of Undisclosed Material Information must treat the Material Information as confidential until the Material Information has been Generally Disclosed.

11.3 Undisclosed Material Information shall not be disclosed to anyone except in the necessary course of business. If Undisclosed Material Information has been disclosed in the necessary course of business, anyone so informed must clearly understand that it is to be kept confidential, and, in appropriate circumstances, execute a confidentiality agreement. Schedule "C" attached hereto lists circumstances where securities regulators believe disclosure may be in the necessary course of business. When in doubt, all persons to whom this Policy applies must consult with the Chief Financial Officer to determine whether disclosure in a particular circumstance is in the necessary course of business. For greater certainty, disclosure to analysts, institutional investors, other market professionals and members of the press and other media will not be considered to be in the necessary course of business. "Tipping", which refers to the disclosure of Undisclosed Material Information to third parties outside the necessary course of business, is prohibited.

11.4 In order to prevent the misuse of inadvertent disclosure of Undisclosed Material Information, the procedures set forth below should be observed at all times:

(a) Documents and files containing confidential information should be kept in a safe place to which access is restricted to individuals who "need to know" that information in the necessary course of business and code names should be used if necessary;

(b) Confidential matters should not be discussed in places where the discussion may be overheard;

(c) Transmission of documents containing Undisclosed Material Information by electronic means will be made only where it is reasonable to believe that the transmission can be made and received under secure conditions; and

(d) Unnecessary copying of documents containing Undisclosed Material Information must be avoided and extra copies of documents must be promptly removed from meeting rooms and work areas at the conclusion of the meeting and must be destroyed if no longer required.

12. QUIET PERIOD

12.1 Each period (1) beginning on the first day following the end of each fiscal quarter and each fiscal year, and (2) ending when the earnings for that quarter or year have been Generally Disclosed by way of a press release, will be a "Quiet Period". During a Quiet Period, Spokespersons must not provide any Forward-Looking Information relating to the business and affairs of the Company or any of its subsidiaries, including information relating to expected revenues, net income or profit, earnings per share, expenditure levels, and other information commonly referred to as earnings guidance ("Earnings Guidance") or comments with respect to the financial results for the current fiscal quarter or current fiscal year. Notwithstanding these restrictions, the Company may Generally Disclose Forward-Looking Information during the Quiet Period when the Forward-Looking Information constitutes Undisclosed Material Information. During a Quiet Period, Spokespersons may respond to unsolicited inquiries about information either that is not Material Information or that has been Generally Disclosed.

13. AVOIDING SELECTIVE DISCLOSURE

13.1 When participating in shareholder meetings, news conferences, analysts' conferences and private meetings with analysts or institutional investors, Spokespersons must only disclose information that either (1) is not Material Information or (2) is Material Information but has previously been Generally Disclosed. For greater certainty, acceptable topics of discussion include the Company's business prospects (subject to the provisions of this Policy), the business environment, management's philosophy and long-term strategy. Any selective disclosure of Undisclosed Material Information, including Earnings Guidance, is not permitted.

13.2 To protect against selective disclosure, the procedures outlined in Section 5 (Procedures Regarding Public Oral Statements) should be followed.

13.3 If Material Information that has not been Generally Disclosed is inadvertently disclosed, the Company shall contact the parties to whom the Material Information was disclosed and inform them: (a) that the information is Undisclosed Material Information, and (b) of their legal obligations with respect to the Material Information.

14. Analyst Reports

14.1 When reviewing analysts' reports, comments of Directors, Officers, Employees and Contractors must be limited to identifying factual information that has been Generally Disclosed that may affect an analyst's model and pointing out inaccuracies or omissions with respect to factual information that has been Generally Disclosed.

Any comments must contain a disclaimer that the report was reviewed for factual accuracy only. No comfort or guidance shall be expressed on the analysts' earnings models or earnings estimates and no attempt shall be made to influence an analyst's opinion or conclusion.

14.2 Analysts' reports shall not be posted on or linked from the Company's website.

14.3 The Company may from time to time give Earnings Guidance or any other Forward-Looking Information through voluntary disclosure by way of a press release, provided that the cautionary language described in Section 4.6 accompanies the information.

15. TRADING OF SECURITIES OF THE COMPANY

15.1 No Person in a Special Relationship with the Company shall purchase or sell or otherwise monetize securities of the Company while in possession of Undisclosed Material Information.

15.2 Directors, Officers and those Employees and Contractors who participate in the preparation of the Company's financial statements or who are privy to material financial information relating to the Company are prohibited from purchasing or selling securities of the Company during the period of time beginning on: (i) the first day on which the stock exchange on which Company securities are listed is open for trading (a "Trading Day") following the end of a fiscal quarter, or fiscal year end, until the second Trading Day after the financial results for a fiscal quarter or fiscal year end have been disclosed by way of press release (the "Executive Blackout").

15.3 All Employees and Contractors who are not subject to the Executive Blackout are prohibited from purchasing or selling securities of the Company for the period of time beginning on the tenth Trading Day prior to the disclosure of financial results for a fiscal quarter or fiscal year by way of press release until the second Trading Day following such press release (the "General Blackout").

15.4 All Directors, Officers, Employees and Contractors who are so advised by the Board, shall be prohibited from purchasing or selling securities of the Company during any other period designated by the Board (the "Specific Blackout").

15.5 Notwithstanding Sections 15.3 and 15.4, a Director, Officer, Employee and Contractor may purchase or sell securities during any blackout period (an Executive Blackout, a General Blackout, or Specific Blackout as may be applicable) with the prior written consent of the Chief Financial Officer. The Chief Financial Officer will grant permission to purchase or sell during a blackout period only in the case of unusual, exceptional circumstances. Unusual, exceptional circumstances may include the sale of securities in the case of severe financial hardship or where the timing of the sale is critical for significant tax planning purposes.

15.6 The trading prohibitions in Sections 15.1, 15.2, 15.3 and 15.4 do not apply to the acquisition of securities through the exercise of share options or restricted share units but do apply to the sale of the securities acquired through the exercise of share options or restricted share units.

16. INSIDER REPORTS

16.1 A reporting insider (as defined in National Instrument 55-104) (a "Reporting Insider") is required to file an initial insider report within 10 days of becoming a Reporting Insider and subsequent insider reports within five days following any trade of securities of the Company. If a Reporting Insider does not own or have control over or direction over securities of the Company, or if ownership or direction or control over securities of the Company remains unchanged from the last report filed, a report is not required.

16.2 If a Reporting Insider has made a trade and requires assistance with the filing of an insider report, such Reporting Insider should contact the Chief Financial Officer who will arrange for assistance with the preparation and filing of an insider report.

17.   COMMITMENT

17.1 To demonstrate our determination and commitment to the purposes of this Policy, the Company asks each Employee to review this Policy periodically throughout the year. Take the opportunity to discuss with management any circumstances that may have arisen that could be a breach of this Policy.

17.2 The following individuals are required to acknowledge they have read this Policy annually: Directors and Officers. Employees are required to sign the Policy when they are engaged or when the Policy is significantly revised.

RECEIPT AND ACKNOWLEDGEMENT

I, _____, hereby acknowledge that I have received and read
        (Print Name)

a copy of the "Disclosure, Confidentiality and Insider Trading Policy" and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-noted policy may subject me to discipline by the Company up to and including termination.

_____   _____
Signature   Date

SCHEDULE "A"

Individuals and Entities to Whom This Policy Applies

This Policy applies to Contractors, Directors, Employees, Officers, Persons in a Special Relationship with the Company and Reporting Insiders.

"Contractors" means independent contractors (who are engaged in an employee-like capacity) of the Company or any of its subsidiaries;

"Directors" means directors of the Company;

"Employees" means full-time, part-time, contract or secondment employees of the Company or any of its subsidiaries;

"Officers" means officers of the Company or any of its subsidiaries;

"Persons in a Special Relationship with the Company" means:

1. Directors, Officers, Employees and Contractors;

2. 10% Shareholders;

3. directors, officers, employees and contractors of 10% Shareholders;

4. members of an operating or advisory committee of the Company or any of its subsidiaries;

5. directors, officers, partners and employees of a company that is engaging in any business or professional activity with the Company or any of its subsidiaries and who routinely comes into contact with Material Information;

6. persons or companies that learned of Material Information with respect to the Company from a person or company described in (1) through (5) of this definition and knew or ought reasonably to have known that the other person or company was in such a special relationship; and

7. spouses, live-in partners or relatives of any of the individuals referred to in (1) through (6) who reside in the same household as that individual; and

"Reporting Insider" means an insider of the Company if the insider is

1. the CEO, CFO or COO of the Company, of a significant shareholder of the Company or of a major subsidiary of the Company;

2. a director of the Company, of a significant shareholder of the Company or of a major subsidiary of the Company;

3.   a person or company responsible for a principal business unit, division or function of the Company;

4.   a significant shareholder of the Company;

5.   a significant shareholder based on post-conversion beneficial ownership of the Company's securities and the CEO, CFO, COO and every director of the significant shareholder based on post-conversion beneficial ownership;

6.   a management company that provides significant management or administrative services to the Company or a major subsidiary of the Company, every director of the management company, every CEO, CFO and COO of the management company, and every significant shareholder of the management company;

7.   an individual performing function similar to the functions performed by any of the insiders described in paragraphs (a) to (f);

8.   the Company itself, if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security; or

9.   any other insider that

      (a) in the ordinary course receives or has access to information as to material facts or material changes concerning the Company before the material facts or material changes are generally disclosed; and

      (b) directly or indirectly exercises, or has the ability to exercise, significant power or influence over the business, operations, capital or development of the Company;

"significant shareholder" means a person that has beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, securities of an issuer carrying more than 10 per cent of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person or company as underwriter in the course of a distribution.

A company is considered to be a "Subsidiary" of another company if it is controlled by (1) that other company, (2) that other and one or more companies, each of which is controlled by that other, or (3) two or more companies, each of which is controlled by that other; or it is a subsidiary of a company that is that other's subsidiary. In general, a company will control another company when the first company owns more than 50% of the outstanding voting securities of that other company.

Examples of Information That May Be Material
(Based on National Policy 51-201 and Section 410 of the Toronto Stock Exchange Manual* ***NOTE: Western Uranium & Vanadium Corp. is listed on the Canadian Stock Exchange but wishes to adopt the highest Governance Standards.)***

Changes in corporate structure

- changes in share ownership that may affect control of the company
- changes in corporate structure such as reorganizations, amalgamations, or mergers
- take-over bids, issuer bids, or insider bids

Changes in capital structure

- the public or private sale of additional securities
- planned repurchases or redemptions of securities
- planned splits of common shares or offerings of warrants or rights to buy shares
- any share consolidation, share exchange, or stock dividend
- changes in a company's dividend payments or policies
- the possible initiation of a proxy fight
- material modifications to the rights of security holders

Changes in financial results

- a significant increase or decrease in near-term earnings prospects
- unexpected changes in the financial results for any period
- shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs
- changes in the value or composition of the company's assets
- any material change in the company's accounting policies

Changes in business and operations

- any development that affects the company's resources, technology, products or markets
- a significant change in capital investment plans or corporate objectives
- major labour disputes or disputes with major contractors or suppliers
- significant new contracts, products, patents, or services or significant losses of contracts or business
- significant discoveries by resource companies
- changes to the Board or executive management, including the departure of the company's Chairman, CEO, CFO (or persons in equivalent positions)
- the commencement of, or developments in, material legal proceedings or regulatory matters
- waivers of corporate ethics and conduct rules for officers, directors, and other key employees
- any notice that reliance on a prior audit is no longer permissible
- de-listing of the company's securities or their movement from one quotation system or exchange to another

Acquisitions and dispositions

- significant acquisitions or dispositions of assets, property or joint venture interests
- acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in credit arrangements

- the borrowing or lending of a significant amount of money
- any mortgaging or encumbering of the company's assets
- defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors
- changes in rating agency decisions
- significant new credit arrangements

Examples of Disclosures That May Be Necessary in the Course Of Business

(Reproduced from National Policy 51-201) *NOTE: Western Uranium & Vanadium Corp. is listed on the Canadian Stock Exchange but wishes to adopt the highest Governance Standards.)*

(1) Disclosure to:

- vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing, and supply contracts

- employees, officers and directors

- lenders, legal counsel, auditors, underwriters, and financial and other professional advisors to the Company

- parties to negotiations

- labour unions and industry associations

- government agencies and non-governmental regulators

- credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency's ratings generally are or will be publicly available)

(2) Disclosures in connection with a private placement

(3) Communications with controlling shareholders, in certain circumstances

SCHEDULE "D"

MEDIA PROTOCOL, WESTERN URANIUM CORPORATION

When contacted by any media person or reporter, employees and contractors of Western Uranium & Vanadium Corp. are required to observe the following protocol:

1. Obtain the person's name, media outlet and contact information.

2. Ask the person to explain the request and the deadline while making clear that you are not the Company spokesperson and will be relaying the information to someone else for handling.

3. Do not promise that the information the person wants will be available before the deadline, but do promise that someone will return the call before the deadline, either to provide the information or to explain why not.

4. Email the request, any notes you have taken on what the media person wants and any information you have learned on the call to the Chief Executive Officer.

5. The President and Chief Executive Officer is the official spokesperson for the Company. He will decide whose input is needed, if any, and how the request is to be handled, whether by himself or by someone he has designated and who has been briefed accordingly. In the event the CEO is not available the matter may referred to any of the above persons.

6. The Chief Executive Officer will ensure that the person who received the original call is aware of how the request is being handled, so that if that person receives a second call, he or she is at least able to relay the status of the request and tell the person what to expect.

7. Monitor any resulting coverage and ensure that it is circulated within the Company.

8. Brief the above list of persons by email about any further contact with the media person, its content and tone.

9. On a regular basis, there will be a debriefing call to ensure that intelligence and learning gathered from these experiences are shared among individuals likely to be the targets of media interest.

Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State/Country of Incorporation
Western Uranium Corporation	Canada
Western Uranium Corporation	Utah
Pinon Ridge Mining LLC	Delaware
Black Range Minerals Limited	Australia
Black Range Minerals Inc.	Delaware
Black Range Development Utah, LLC	Utah
Black Range Minerals Utah LLC	Utah
Black Range Minerals Ablation Holdings Inc.	Colorado
Black Range Minerals Colorado LLC	Colorado
Black Range Minerals Wyoming LLC	Wyoming
Black Range Copper Inc.	Delaware
Haggerty Resources LLC	Wyoming
Ranger Resources Inc.	Delaware
Ranger Alaska LLC	Alaska

Exhibit 31.1

CERTIFICATION
PURSUANT TO RULE 13a-14 AND 15d-14
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, George Glasier, certify that:

1. I have reviewed this Annual report on Form 10-K of Western Uranium & Vanadium Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 17, 2023

By: /s/ George Glasier
Name: George Glasier
Title: Chief Executive Officer and President
        (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION
PURSUANT TO RULE 13a-14 AND 15d-14
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Robert Klein, certify that:

1. I have reviewed this annual report on Form 10-K of Western Uranium & Vanadium Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 17, 2023

By:	/s/ Robert Klein
Name:	Robert Klein
Title:	Chief Financial Officer
	(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Western Uranium & Vanadium Corp. (the "Company") for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 17, 2023

By:	/s/ George Glasier
Name:	George Glasier
Title:	Chief Executive Officer and President
	(Principal Executive Officer)

Date: April 17, 2023

By:	/s/ Robert Klein
Name:	Robert Klein
Title:	Chief Financial Officer
	(Principal Financial and Accounting Officer)

Exhibit 95

Mine Safety Disclosure

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the "Mine Act").

Mine Safety Information. Whenever the Federal Mine Safety and Health Administration ("MSHA") believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator (e.g. our subsidiaries, Black Range Minerals Limited and Pinon Ridge Mining, LLC) must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned. In addition to civil penalties, the Mine Act also provides for criminal penalties for an operator who willfully violates a health or safety standard or knowingly violates or fails or refuses to comply with an order issued under Section 107(a) or any final decision issued under the Act.

The below table reflects citations and orders issued to us by MSHA during the year ended December 31, 2022. Additional information about the Act and MSHA references used in the table follows.

- *Section 104(a) Significant and Substantial ("S&S") Citations:* Citations received from MSHA under section 104(a) of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.

- *Section 104(b) Orders*: Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

- *Section 104(d) S&S Citations and Orders*: Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory, significant and substantial health or safety standards.

- *Section 110(b)(2) Violations*: Flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.

- *Section 107(a) Orders*: Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an "imminent danger" (as defined by MSHA) existed.

Mine (1)	Section 104(a) S&S Citations	Section 104(b) Orders	Section 104(d) S&S Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	($ in millions) Proposed MSHA Assessments	Fatalities
Carnation	—	—	—	—	—	$ —	—
Sunday Mine	—	—	—	—	—	—	—
St. Jude Mine	—	—	—	—	—	—	—
Topaz	—	—	—	—	—	—	—
West Sunday	—	—	—	—	—	—	—
TOTAL	—	—	—	—	—	$ —	—

(1) The definition of a mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.

Pattern or Potential Pattern of Violations. During the year ended December 31, 2021, none of the mines operated by us received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.

Pending Legal Actions. As of December 31, 2021, the Company had no pending legal actions before the Federal Mine Safety and Health Review Commission (the "Commission"), an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act, and no such legal actions were instituted or resolved during the year ended December 31, 2022.